UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October, 2020

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Quarterly Information- ITR

At September 30, 2020 and report on review of Quarterly Information

INDEX

PETROBRAS

Parent Company Interim Accounting Information / Statement of Financial Position - Assets	3
Parent Company Interim Accounting Information / Statement of Financial Position - Liabilities	4
Parent Company Interim Accounting Information / Statement of Income	5
Parent Company Interim Accounting Information / Statement of Comprehensive Income	6
Parent Company Interim Accounting Information / Statement of Changes in Shareholders’ Equity - 01/01/2020 to 09/30/2020	7
Parent Company Interim Accounting Information / Statement of Changes in Shareholders’ Equity - 01/01/2019 to 09/30/2019	8
Parent Company Interim Accounting Information / Statement of Cash Flows – Indirect Method	9
Parent Company Interim Accounting Information / Statement of Added Value	10
Consolidated Interim Accounting Information / Statement of Financial Position - Assets	11
Consolidated Interim Accounting Information / Statement of Financial Position - Liabilities	12
Consolidated Interim Accounting Information / Statement of Income	13
Consolidated Interim Accounting Information / Statement of Comprehensive Income	14
Consolidated Interim Accounting Information / Statement of Changes in Shareholders’ Equity - 01/01/2020 to 09/30/2020	15
Consolidated Interim Accounting Information / Statement of Changes in Shareholders’ Equity - 01/01/2019 to 09/30/2019	16
Consolidated Interim Accounting Information / Statement of Cash Flows – Indirect Method	17
Consolidated Interim Accounting Information / Statement of Added Value	18
1. Basis of preparation	19
2. Summary of significant accounting policies	19
3. Context, resilience measures and impacts of the COVID-19 pandemic	19
4 Cash and cash equivalents and Marketable securities	22
5 Sales revenues	24
6 Costs and expenses by nature	25
7 Other income and expenses	25
8 Net finance income (expense)	26
9 Net income by operating segment	26
10 Trade and other receivables	28
11 Inventories	29
12 Taxes	30
13 Short-term and other benefits	32
14 Employee benefits (Post-Employment)	33
15 Provisions for legal proceedings	37
16 Provision for decommissioning costs	40
17 The “Lava Jato (Car Wash) Operation” and its effects on the Company	40
18 Property, plant and equipment	41
19 Intangible assets	43
20 Impairment	44
21 Exploration and evaluation of oil and gas reserves	49
22 Collateral for crude oil exploration concession agreements	49
23 Investments	49
24 Disposal of assets and other changes in organizational structure	50
25 Assets by operating segment	53
26 Finance debt	54
27 Lease liabilities	57
28 Equity	58
29 Fair value of financial assets and liabilities	59
30 Risk management	60
31 Related-party transactions	64
32 Supplemental information on statement of cash flows	68
33 Subsequent events	68
34 Correlation between the notes disclosed in the complete annual financial statements as of December 31, 2019 and the interim statements as of September 30, 2020	70
Statement of Directors on Interim Accounting Information and Report on the Review of Quarterly Information	71
Independent Auditors' Report	72

2

Parent Company Interim Accounting Information / Statement of Financial Position - Assets (R$ Thousand)

Account Code	Account Description	09.30.2020	12.31.2019
1	Total Assets	1,192,910,000	1,129,118,000
1.01	Current Assets	119,393,000	143,014,000
1.01.01	Cash and Cash Equivalents	3,480,000	4,322,000
1.01.02	Marketable Securities	2,572,000	3,200,000
1.01.03	Trade and Other Receivables	54,850,000	78,813,000
1.01.04	Inventories	25,218,000	28,206,000
1.01.06	Recoverable Taxes	22,128,000	13,241,000
1.01.06.01	Current Recoverable Taxes	22,128,000	13,241,000
1.01.06.01.01	Current Income Tax and Social Contribution	1,367,000	9,456,000
1.01.06.01.02	Other Recoverable Taxes	20,761,000	3,785,000
1.01.08	Other Current Assets	11,145,000	15,232,000
1.01.08.01	Non-Current Assets Held for Sale	4,007,000	8,615,000
1.01.08.03	Others	7,138,000	6,617,000
1.01.08.03.03	Others	7,138,000	6,617,000
1.02	Non-Current Assets	1,073,517,000	986,104,000
1.02.01	Long-Term Receivables	121,834,000	62,718,000
1.02.01.03	Marketable Securities Measured at Amortized Cost	218,000	208,000
1.02.01.04	Trade and Other Receivables	10,727,000	8,490,000
1.02.01.07	Deferred Taxes	69,030,000	15,363,000
1.02.01.07.01	Deferred Income Tax and Social Contribution	52,436,000	−
1.02.01.07.02	Deferred Taxes and Contributions	16,594,000	15,363,000
1.02.01.10	Other Non-Current Assets	41,859,000	38,657,000
1.02.01.10.03	Advances to Suppliers	1,846,000	1,029,000
1.02.01.10.04	Judicial Deposits	37,323,000	32,861,000
1.02.01.10.05	Other Long-Term Assets	2,690,000	4,767,000
1.02.02	Investments	257,916,000	182,666,000
1.02.03	Property, Plant and Equipment	616,763,000	662,816,000
1.02.04	Intangible Assets	77,004,000	77,904,000

3

Parent Company Interim Accounting Information / Statement of Financial Position - Liabilities (R$ Thousand)

Account Code	Account Description	09.30.2020	12.31.2019
2	Total Liabilities	1,192,910,000	1,129,118,000
2.01	Current Liabilities	312,438,000	274,047,000
2.01.01	Payroll, Profit Sharing and Related Charges	9,594,000	6,056,000
2.01.02	Trade Payables	46,665,000	34,453,000
2.01.03	Taxes Obligations	261,000	218,000
2.01.03.01	Federal Taxes Obligations	261,000	218,000
2.01.03.01.01	Income Tax and Social Contribution Payable	261,000	218,000
2.01.04	Current Debt and Finance Lease Obligations	223,709,000	191,196,000
2.01.04.01	Current Debt	99,386,000	150,931,000
2.01.04.03	Lease Obligations	124,323,000	40,265,000
2.01.05	Other Liabilities	25,180,000	26,041,000
2.01.05.02	Others	25,180,000	26,041,000
2.01.05.02.01	Dividends and Interest on Capital Payable	1,799,000	6,165,000
2.01.05.02.04	Other Taxes and Contributions	18,099,000	13,538,000
2.01.05.02.06	Other liabilities	5,282,000	6,338,000
2.01.06	Provisions	3,837,000	3,577,000
2.01.06.02	Other Provisions	3,837,000	3,577,000
2.01.06.02.04	Pension and Medical Benefits	3,837,000	3,577,000
2.01.07	Liabilities Associated with Non-Current Assets Held for Sale and Discontinued	3,192,000	12,506,000
2.01.07.01	Liabilities Associated with Non-Current Assets Held for Sale	3,192,000	12,506,000
2.02	Non-Current Liabilities	632,736,000	559,530,000
2.02.01	Non-Current Debt and Finance Lease Obligations	444,330,000	359,846,000
2.02.01.01	Non-Current Debt	356,457,000	211,907,000
2.02.01.03	Lease Obligations	87,873,000	147,939,000
2.02.02	Other Liabilities	1,859,000	1,984,000
2.02.02.02	Others	1,859,000	1,984,000
2.02.02.02.03	Income Tax and Social Contribution	1,859,000	1,984,000
2.02.03	Deferred Taxes	−	9,974,000
2.02.03.01	Deferred Taxes	−	9,974,000
2.02.04	Provisions	186,547,000	187,726,000
2.02.04.01	Provisions for Tax Social Security, Labor and Civil Lawsuits	10,446,000	11,883,000
2.02.04.02	Other Provisions	176,101,000	175,843,000
2.02.04.02.04	Pension and Medical Benefits	93,911,000	101,192,000
2.02.04.02.05	Provision for Decommissioning Costs	69,992,000	70,127,000
2.02.04.02.06	Employee Benefits	1,822,000	153,000
2.02.04.02.07	Other Provisions	10,376,000	4,371,000
2.03	Shareholders' Equity	247,736,000	295,541,000
2.03.01	Share Capital	205,432,000	205,432,000
2.03.02	Capital Reserves	2,665,000	2,665,000
2.03.04	Profit Reserves	71,815,000	124,613,000
2.03.08	Other Comprehensive Income	(32,176,000)	(37,169,000)

4

Parent Company Interim Accounting Information / Statement of Income (R$ thousand)

Account Code	Account Description	Accumulated of the Current Quarter 07/01/2020 to 09/30/2020	Accumulated of the Current Year 01/01/2020 to 09/30/2020	Accumulated of the Previous Quarter 07/01/2019 to 09/30/2019	Accumulated of the Previous Year 01/01/2019 to 09/30/2019
3.01	Sales Revenues	66,182,000	183,222,000	73,194,000	208,538,000
3.02	Cost of Sales	(37,793,000)	(115,144,000)	(46,798,000)	(134,601,000)
3.03	Gross Profit	28,389,000	68,078,000	26,396,000	73,937,000
3.04	Operating Expenses / Income	(5,500,000)	(59,538,000)	(10,854,000)	(4,729,000)
3.04.01	Selling Expenses	(5,153,000)	(15,006,000)	(4,714,000)	(13,710,000)
3.04.02	General and Administrative Expenses	(1,289,000)	(3,902,000)	(1,625,000)	(5,037,000)
3.04.05	Other Operating Expenses	(2,225,000)	(55,056,000)	(7,597,000)	2,376,000
3.04.05.01	Other Taxes	(2,054,000)	(3,616,000)	(387,000)	(851,000)
3.04.05.02	Research and Development Expenses	(496,000)	(1,283,000)	(578,000)	(1,669,000)
3.04.05.03	Exploration Costs	(1,429,000)	(2,238,000)	(271,000)	(1,310,000)
3.04.05.05	Other Operating Expenses, Net	1,706,000	7,659,000	(5,530,000)	6,250,000
3.04.05.07	Impairment of Assets Charges / Reversals	48,000	(55,578,000)	(831,000)	(44,000)
3.04.06	Share of Profit / Gains on Interest in Equity-Accounted Investments	3,167,000	14,426,000	3,082,000	11,642,000
3.05	Net Income Before Financial Results and Income Taxes	22,889,000	8,540,000	15,542,000	69,208,000
3.06	Finance Income (Expenses), Net	(24,287,000)	(88,972,000)	(16,255,000)	(33,892,000)
3.06.01	Finance Income	698,000	2,441,000	1,495,000	3,680,000
3.06.01.01	Finance Income	698,000	2,441,000	1,495,000	3,680,000
3.06.02	Finance Expenses	(24,985,000)	(91,413,000)	(17,750,000)	(37,572,000)
3.06.02.01	Finance Expenses	(9,454,000)	(27,596,000)	(8,665,000)	(24,443,000)
3.06.02.02	Foreign Exchange and Inflation Indexation Charges, Net	(15,531,000)	(63,817,000)	(9,085,000)	(13,129,000)
3.07	Net Income Before Income Taxes	(1,398,000)	(80,432,000)	(713,000)	35,316,000
3.08	Income Tax and Social Contribution	(148,000)	27,650,000	490,000	(13,197,000)
3.08.01	Current	(609,000)	(489,000)	1,328,000	(3,988,000)
3.08.02	Deferred	461,000	28,139,000	(838,000)	(9,209,000)
3.09	Net Income from Continuing Operations	(1,546,000)	(52,782,000)	(223,000)	22,119,000
3.10	Net Income from Discontinued Operations	−	−	9,310,000	9,865,000
3.10.01	Income / (Loss) from Discontinued Operations	−	−	9,310,000	9,865,000
3.11	Income / (Loss) for the Period	(1,546,000)	(52,782,000)	9,087,000	31,984,000
3.99.01	Income per Share
3.99.01.01	Ordinary Shares	(0.12)	(4.05)	0.70	2.45
3.99.01.02	Preferred Shares	(0.12)	(4.05)	0.70	2.45
3.99.02	Diluted Income per Share
3.99.02.01	Ordinary Shares	(0.12)	(4.05)	0.70	2.45
3.99.02.02	Preferred Shares	(0.12)	(4.05)	0.70	2.45

5

Parent Company Interim Accounting Information / Statement of Comprehensive Income (R$ thousand)

Account Code	Account Description	Accumulated of the Current Quarter 07/01/2020 to 09/30/2020	Accumulated of the Current Year 01/01/2020 to 09/30/2020	Accumulated of the Previous Quarter 07/01/2019 to 09/30/2019	Accumulated of the Previous Year 01/01/2019 to 09/30/2019
4.01	Net Income for the Period	(1,546,000)	(52,782,000)	9,087,000	31,984,000
4.02	Other Comprehensive Income	6,516,000	4,977,000	(3,842,000)	959,000
4.02.01	Actuarial Gains / (Losses) on Defined Benefits Plans	−	8,610,000	−	−
4.02.02	Deferred Income Tax and Social Contribution on Actuarial Gains / (Losses) on Defined Benefits Plans	−	(939,000)	−	−
4.02.03	Cumulative Translation Adjustments	7,254,000	67,920,000	12,650,000	11,393,000
4.02.04	Unrealized Gains/(Losses) on securities measured at fair value through other comprehensive income	−	(5,000)	(1,000)	(6,000)
4.02.07	Unrealized Gains / (Losses) on Cash Flow Hedge - Recognized in Shareholders' Equity	(7,660,000)	(122,100,000)	(28,449,000)	(24,888,000)
4.02.08	Unrealized Gains / (Losses) on Cash Flow Hedge - Reclassified to Profit and Loss	6,179,000	17,567,000	2,752,000	7,870,000
4.02.09	Deferred Income Tax and Social Contribution on Cash Flow Hedge	503,000	35,541,000	8,737,000	5,786,000
4.02.10	Share of Other Comprehensive Income of Equity-Accounted Investments	240,000	(1,617,000)	469,000	804,000
4.03	Total Comprehensive Income for the Period	4,970,000	(47,805,000)	5,245,000	32,943,000

6

Parent Company Interim Accounting Information / Statement of Changes in Shareholders’ Equity - 01/01/2020 to 09/30/2020 (R$ thousand)

Account Code	Account Description	Share Capital	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained Earnings / Accumulated Losses	Other Comprehensive Income	Shareholders' Equity
5.01	Balance at the Beginning of the Period	205,432,000	2,665,000	124,613,000	−	(37,169,000)	295,541,000
5.03	Adjusted Opening Balance	205,432,000	2,665,000	124,613,000	−	(37,169,000)	295,541,000
5.04	Capital Transactions with Owners	−	−	−	(16,000)	16,000	−
5.04.09	Realization of the Deemed Cost	−	−	−	(16,000)	16,000	−
5.05	Total of Comprehensive Income	−	−	−	(52,782,000)	4,977,000	(47,805,000)
5.05.01	Net Income for the Period	−	−	−	(52,782,000)	−	(52,782,000)
5.05.02	Other Comprehensive Income	−	−	−	−	4,977,000	4,977,000
5.07	Balance at the End of the Period	205,432,000	2,665,000	124,613,000	(52,798,000)	(32,176,000)	247,736,000
7

Parent Company Interim Accounting Information / Statement of Changes in Shareholders’ Equity - 01/01/2019 to 09/30/2019 (R$ thousand)

Account Code	Account Description	Share Capital	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained Earnings / Accumulated Losses	Other Comprehensive Income	Shareholders' Equity
5.01	Balance at the Beginning of the Period	205,432,000	2,674,000	95,148,000	−	(26,029,000)	277,225,000
5.03	Adjusted Opening Balance	205,432,000	2,674,000	95,148,000	−	(26,029,000)	277,225,000
5.04	Capital Transactions with Owners	−	(3,000)	−	(3,916,000)	3,000	(3,916,000)
5.04.07	Interest on Shareholders' Equity	−	−	−	(3,913,000)	−	(3,913,000)
5.04.08	Change in Interest in Subsidiaries	−	(3,000)	−	−	−	(3,000)
5.04.09	Realization of the Deemed Cost	−	−	−	(3,000)	3,000	−
5.05	Total of Comprehensive Income	−	−	−	31,984,000	959,000	32,943,000
5.05.01	Net Income for the Period	−	−	−	31,984,000	−	31,984,000
5.05.02	Other Comprehensive Income	−	−	−	−	959,000	959,000
5.07	Balance at the End of the Period	205,432,000	2,671,000	95,148,000	28,068,000	(25,067,000)	306,252,000
8

Parent Company Interim Accounting Information / Statement of Cash Flows – Indirect Method (R$ Thousand)

Account Code	Account Description	Accumulated of the Current Year 01/01/2020 to 09/30/2020	Accumulated of the Previous Year 01/01/2019 to 09/30/2019
6.01	Net cash provided by operating activities	50,095,000	29,928,000
6.01.01	Cash provided by operating activities	102,860,000	88,786,000
6.01.01.01	Net Income (loss) for the period	(52,782,000)	31,984,000
6.01.01.02	Pension and medical benefits (actuarial expense)	5,807,000	5,970,000
6.01.01.03	Results in equity-accounted investments	(14,426,000)	(11,642,000)
6.01.01.04	Depreciation, depletion and amortization	52,225,000	47,163,000
6.01.01.05	Impairment of assets (reversal)	55,578,000	44,000
6.01.01.06	Exploratory expenditures write-offs	1,180,000	248,000
6.01.01.08	Foreign exchange, indexation and finance charges	97,496,000	33,807,000
6.01.01.09	Deferred income taxes, net	(28,139,000)	9,209,000
6.01.01.10	Allowance for expected credit losses	522,000	190,000
6.01.01.11	Write-Off - Overpayments Incorrectly Capitalized	391,000	−
6.01.01.13	Revision and unwinding of discount on the provision for decommissioning costs	2,591,000	2,366,000
6.01.01.17	Disposal/write-offs of assets and remeasurement of investment retained with loss of control	(633,000)	(20,688,000)
6.01.01.18	PIS and COFINS recovery - exclusion of ICMS (VAT tax) from the basis of calculation	(16,950,000)	−
6.01.01.19	Net cash provided by operating activities from continuing operations	−	(9,865,000)
6.01.02	Decrease / (increase) in assets / increase/ (decrease) in liabilities	(52,765,000)	(58,858,000)
6.01.02.01	Trade and other receivables, net	(49,391,000)	(24,202,000)
6.01.02.02	Inventories	2,596,000	866,000
6.01.02.03	Judicial deposits	(4,462,000)	(6,400,000)
6.01.02.04	Escrow account - Class action agreement	−	6,093,000
6.01.02.05	Other assets	1,176,000	(2,139,000)
6.01.02.06	Trade payables	(3,817,000)	(9,001,000)
6.01.02.07	Other taxes payable	12,157,000	563,000
6.01.02.08	Pension and medical benefits	(4,220,000)	(5,491,000)
6.01.02.09	Provisions for legal proceedings	(1,436,000)	(9,615,000)
6.01.02.10	Short-term benefits	5,208,000	1,169,000
6.01.02.11	Income tax and social contribution paid	(886,000)	(8,246,000)
6.01.02.12	Provision for Decommissioning Costs	(1,546,000)	(1,282,000)
6.01.02.14	Other liabilities	(8,144,000)	(1,173,000)
6.02	Net cash used in investing activities	(31,098,000)	(22,990,000)
6.02.01	Acquisition of PP&E and intangibles assets	(61,943,000)	(28,082,000)
6.02.02	Increase in investments in investees	3,438,000	(17,000)
6.02.03	Proceeds from disposal of assets - Divestment	4,014,000	33,331,000
6.02.04	Divestment (investment) in marketable securities	21,199,000	(43,733,000)
6.02.05	Dividends received	2,194,000	6,016,000
6.02.08	Discontinued operations – net cash provided by (used in) investing activities	−	9,495,000
6.03	Net cash used in financing activities	(19,839,000)	(5,615,000)
6.03.02	Proceeds from financing	120,169,000	101,791,000
6.03.03	Repayment of principal	(82,625,000)	(64,205,000)
6.03.04	Repayment of interest	(16,133,000)	(13,327,000)
6.03.05	Dividends paid to shareholders	(4,426,000)	(5,128,000)
6.03.08	Settlement of lease liabilities	(36,824,000)	(24,746,000)
6.05	Net increase/ (decrease) in cash and cash equivalents	(842,000)	1,323,000
6.05.01	Cash and cash equivalents at the beginning of the year	4,322,000	6,334,000
6.05.02	Cash and cash equivalents at the end of the period	3,480,000	7,657,000
9

Parent Company Interim Accounting Information / Statement of Added Value (R$ Thousand)

Account Code	Account Description	Accumulated of the Current Year 01/01/2020 to 09/30/2020	Accumulated of the Previous Year 01/01/2019 to 09/30/2019
7.01	Sales Revenues	265,936,000	322,397,000
7.01.01	Sales of Goods and Services	240,290,000	275,175,000
7.01.02	Other Revenues	4,185,000	24,807,000
7.01.03	Revenues Related to the Construction of Assets to be Used in Own Operations	21,983,000	22,605,000
7.01.04	Allowance for expected credit losses	(522,000)	(190,000)
7.02	Inputs Acquired from Third Parties	(130,066,000)	(99,961,000)
7.02.01	Cost of Sales	(21,885,000)	(37,623,000)
7.02.02	Materials, Power, Third-Party Services and Other Operating Expenses	(33,399,000)	(40,891,000)
7.02.03	Impairment Charges / Reversals of Assets	(55,578,000)	(44,000)
7.02.04	Others	(19,204,000)	(21,403,000)
7.02.04.01	Tax Credits on Inputs Acquired from Third Parties	(18,813,000)	(21,403,000)
7.02.04.02	Inventory Write-Down to Net Realizable Value	(391,000)	−
7.03	Gross Added Value	135,870,000	222,436,000
7.04	Retentions	(56,045,000)	(50,985,000)
7.04.01	Depreciation, Amortization and Depletion	(56,045,000)	(50,985,000)
7.05	Net Added Value Produced	79,825,000	171,451,000
7.06	Transferred Added Value	35,147,000	31,764,000
7.06.01	Share of Profit of Equity-Accounted Investments	14,426,000	11,642,000
7.06.02	Finance Income	2,441,000	3,680,000
7.06.03	Others	18,280,000	16,442,000
7.06.03.01	Rentals, royalties and others	1,330,000	1,786,000
7.06.03.02	Total Added Value from Discontinued operations to be distributed	−	14,656,000
7.06.03.03	PIS and COFINS recovery - exclusion of ICMS (VAT tax) from the basis of calculation	16,950,000	−
7.07	Total Added Value to be Distributed	114,972,000	203,215,000
7.08	Distribution of Added Value	114,972,000	203,215,000
7.08.01	Employee Compensation	23,093,000	21,422,000
7.08.01.01	Salaries	9,969,000	12,523,000
7.08.01.02	Fringe Benefits	12,415,000	8,087,000
7.08.01.03	Unemployment Benefits (FGTS)	709,000	812,000
7.08.02	Taxes and Contributions	36,360,000	94,707,000
7.08.02.01	Federal	19,277,000	73,573,000
7.08.02.02	State	16,851,000	20,970,000
7.08.02.03	Municipal	232,000	164,000
7.08.03	Return on Third-Party Capital	108,301,000	50,311,000
7.08.03.01	Interest	104,118,000	41,441,000
7.08.03.02	Rental Expenses	4,183,000	8,870,000
7.08.04	Return on Shareholders' Equity	(52,782,000)	22,119,000
7.08.04.01	Interest on Capital	−	3,913,000
7.08.04.03	Retained Earnings / (Losses) for the Period	(52,782,000)	18,206,000
7.08.05	Others	−	14,656,000
7.08.05.02	Total distributed added value from discontinued operation - Taxes	−	4,791,000
7.08.05.04	Total distributed added value from discontinued operation - Shareholders	−	9,865,000
10

Consolidated Interim Accounting Information / Statement of Financial Position - Assets (R$ Thousand)

Account Code	Account Description	09.30.2020	12.31.2019

1	Total Assets	965,430,000	926,011,000
1.01	Current Assets	151,644,000	112,101,000
1.01.01	Cash and Cash Equivalents	71,635,000	29,714,000
1.01.02	Marketable Securities	3,782,000	3,580,000
1.01.03	Trade and Other Receivables	12,905,000	15,164,000
1.01.04	Inventories	29,790,000	33,009,000
1.01.06	Recoverable Taxes	23,852,000	14,287,000
1.01.06.01	Current Recoverable Taxes	23,852,000	14,287,000
1.01.06.01.01	Current Income Tax and Social Contribution	2,678,000	10,050,000
1.01.06.01.02	Other Recoverable Taxes	21,174,000	4,237,000
1.01.08	Other Current Assets	9,680,000	16,347,000
1.01.08.01	Non-Current Assets Held for Sale	4,130,000	10,333,000
1.01.08.03	Others	5,550,000	6,014,000
1.01.08.03.03	Others	5,550,000	6,014,000
1.02	Non-Current Assets	813,786,000	813,910,000
1.02.01	Long-Term Receivables	128,209,000	71,306,000
1.02.01.03	Marketable Securities measured at amortized cost	219,000	232,000
1.02.01.04	Trade and Other Receivables	12,879,000	10,345,000
1.02.01.07	Deferred Taxes	73,057,000	21,470,000
1.02.01.07.01	Deferred Income Tax and Social Contribution	55,853,000	5,593,000
1.02.01.07.02	Deferred Taxes and Contributions	17,204,000	15,877,000
1.02.01.10	Other Non-Current Assets	42,054,000	39,259,000
1.02.01.10.03	Advances to Suppliers	801,000	1,313,000
1.02.01.10.04	Judicial Deposits	37,688,000	33,198,000
1.02.01.10.05	Other Long-Term Assets	3,565,000	4,748,000
1.02.02	Investments	17,119,000	22,166,000
1.02.03	Property, Plant and Equipment	590,854,000	641,949,000
1.02.04	Intangible Assets	77,604,000	78,489,000

11

Consolidated Interim Accounting Information / Statement of Financial Position - Liabilities (R$ Thousand)

Account Code	Account Description	09.30.2020	12.31.2019
2	Total Liabilities	965,430,000	926,011,000
2.01	Current Liabilities	140,706,000	116,147,000
2.01.01	Payroll, Profit Sharing and Related Charges	10,609,000	6,632,000
2.01.02	Trade Payables	24,439,000	22,576,000
2.01.03	Taxes Obligations	740,000	1,114,000
2.01.03.01	Federal Taxes Obligations	740,000	1,114,000
2.01.03.01.01	Income Tax and Social Contribution Payable	740,000	1,114,000
2.01.04	Current Debt and Lease Obligations	68,368,000	41,139,000
2.01.04.01	Current Debt	37,779,000	18,013,000
2.01.04.03	Lease Obligations	30,589,000	23,126,000
2.01.05	Other Liabilities	28,880,000	28,025,000
2.01.05.02	Others	28,880,000	28,025,000
2.01.05.02.01	Dividends and Interest on Capital Payable	2,010,000	6,278,000
2.01.05.02.04	Other Taxes and Contributions	18,445,000	13,800,000
2.01.05.02.06	Other liabilities	8,425,000	7,947,000
2.01.06	Provisions	3,837,000	3,577,000
2.01.06.02	Other Provisions	3,837,000	3,577,000
2.01.06.02.04	Pension and Medical Benefits	3,837,000	3,577,000
2.01.07	Liabilities Associated with Non-Current Assets Held for Sale and Discontinued	3,833,000	13,084,000
2.01.07.01	Liabilities Associated with Non-Current Assets Held for Sale	3,833,000	13,084,000
2.02	Non-Current Liabilities	574,363,000	510,727,000
2.02.01	Non-Current Debt and Finance Lease Obligations	380,561,000	310,022,000
2.02.01.01	Non-Current Debt	286,971,000	236,969,000
2.02.01.03	Lease Obligations	93,590,000	73,053,000
2.02.02	Other Liabilities	1,903,000	2,031,000
2.02.02.02	Others	1,903,000	2,031,000
2.02.02.02.03	Income Tax and Social Contribution	1,903,000	2,031,000
2.02.03	Deferred Taxes	782,000	7,095,000
2.02.03.01	Deferred Taxes	782,000	7,095,000
2.02.04	Provisions	191,117,000	191,579,000
2.02.04.01	Provisions for Tax Social Security, Labor and Civil Lawsuits	11,404,000	12,546,000
2.02.04.02	Other Provisions	179,713,000	179,033,000
2.02.04.02.04	Pension and Medical Benefits	95,768,000	103,213,000
2.02.04.02.05	Provision for Decommissioning Costs	70,418,000	70,377,000
2.02.04.02.06	Employee Benefits	1,822,000	153,000
2.02.04.02.07	Other Provisions	11,705,000	5,290,000
2.03	Shareholders' Equity	250,361,000	299,137,000
2.03.01	Share Capital	205,432,000	205,432,000
2.03.02	Capital Reserves	2,449,000	2,449,000
2.03.04	Profit Reserves	72,031,000	124,829,000
2.03.08	Other Comprehensive Income	(32,176,000)	(37,169,000)
2.03.09	Non-controlling interests	2,625,000	3,596,000

12

Consolidated Interim Accounting Information / Statement of Income (R$ Thousand)

Account Code	Account Description	Accumulated of the Current Quarter 07/01/2020 to 09/30/2020	Accumulated of the Current Year 01/01/2020 to 09/30/2020	Accumulated of the Previous Quarter 07/01/2019 to 09/30/2019	Accumulated of the Previous Year 01/01/2019 to 09/30/2019
3.01	Sales Revenues	70,730,000	197,097,000	77,051,000	220,474,000
3.02	Cost of Sales	(36,961,000)	(113,495,000)	(47,045,000)	(135,425,000)
3.03	Gross Profit	33,769,000	83,602,000	30,006,000	85,049,000
3.04	Operating Expenses / Income	(15,737,000)	(101,990,000)	(15,703,000)	(17,483,000)
3.04.01	Selling Expenses	(6,305,000)	(18,971,000)	(4,968,000)	(12,037,000)
3.04.02	General and Administrative Expenses	(1,664,000)	(5,052,000)	(2,012,000)	(6,333,000)
3.04.05	Other Operating Expenses	(6,851,000)	(74,522,000)	(9,169,000)	(524,000)
3.04.05.01	Other Taxes	(2,147,000)	(3,969,000)	(560,000)	(1,172,000)
3.04.05.02	Research and Development Expenses	(495,000)	(1,283,000)	(578,000)	(1,669,000)
3.04.05.03	Exploration Costs	(1,447,000)	(2,265,000)	(276,000)	(1,324,000)
3.04.05.05	Other Operating Expenses, Net	(2,834,000)	(1,776,000)	(5,345,000)	6,132,000
3.04.05.07	Impairment of Assets Charges / Reversals	72,000	(65,229,000)	(2,410,000)	(2,491,000)
3.04.06	Share of Profit / Gains on Interest in Equity-Accounted Investments	(917,000)	(3,445,000)	446,000	1,411,000
3.05	Net Income Before Financial Results and Income Taxes	18,032,000	(18,388,000)	14,303,000	67,566,000
3.06	Finance Income (Expenses), Net	(22,910,000)	(56,396,000)	(10,874,000)	(27,869,000)
3.06.01	Finance Income	667,000	2,044,000	1,344,000	3,616,000
3.06.01.01	Finance Income	667,000	2,044,000	1,344,000	3,616,000
3.06.02	Finance Expenses	(23,577,000)	(58,440,000)	(12,218,000)	(31,485,000)
3.06.02.01	Finance Expenses	(9,778,000)	(23,292,000)	(9,623,000)	(22,558,000)
3.06.02.02	Foreign Exchange and Inflation Indexation Charges, Net	(13,799,000)	(35,148,000)	(2,595,000)	(8,927,000)
3.07	Net Income Before Income Taxes	(4,878,000)	(74,784,000)	3,429,000	39,697,000
3.08	Income Tax and Social Contribution	3,209,000	20,578,000	(3,938,000)	(17,393,000)
3.08.01	Current	(26,000)	(1,233,000)	758,000	(6,072,000)
3.08.02	Deferred	3,235,000	21,811,000	(4,696,000)	(11,321,000)
3.09	Net Income from Continuing Operations	(1,669,000)	(54,206,000)	(509,000)	22,304,000
3.10	Net Income from Discontinued Operations	−	−	9,349,000	10,128,000
3.10.01	Income / Loss from Discontinued Operations	−	−	9,349,000	10,128,000
3.11	Income / (Loss) for the Period	(1,669,000)	(54,206,000)	8,840,000	32,432,000
3.11.01	Attributable to Shareholders of Petrobras	(1,546,000)	(52,782,000)	9,087,000	31,984,000
3.11.02	Attributable to Non-Controlling Interests	(123,000)	(1,424,000)	(247,000)	448,000
3.99.01	Income per Share
3.99.01.01	Ordinary Shares	(0.12)	(4.05)	0.70	2.45
3.99.01.02	Preferred Shares	(0.12)	(4.05)	0.70	2.45
3.99.02	Diluted Income per Share
3.99.02.01	Ordinary Shares	(0.12)	(4.05)	0.70	2.45
3.99.02.02	Preferred Shares	(0.12)	(4.05)	0.70	2.45

13

Consolidated Interim Accounting Information / Statement of Comprehensive Income (R$ Thousand)

Account Code	Account Description	Accumulated of the Current Quarter 07/01/2020 to 09/30/2020	Accumulated of the Current Year 01/01/2020 to 09/30/2020	Accumulated of the Previous Quarter 07/01/2019 to 09/30/2019	Accumulated of the Previous Year 01/01/2019 to 09/30/2019
4.01	Net Income for the Period	(1,669,000)	(54,206,000)	8,840,000	32,432,000
4.02	Other Comprehensive Income	6,646,000	6,227,000	(3,594,000)	1,174,000
4.02.01	Actuarial Gains / (Losses) on Defined Benefits Plans	−	9,075,000	−	4,000
4.02.02	Deferred Income Tax and Social Contribution on Actuarial Gains / (Losses) on Defined Benefits Plans	−	(1,006,000)	−	−
4.02.03	Cumulative Translation Adjustments	7,384,000	69,157,000	12,898,000	11,608,000
4.02.04	Unrealized Gains/(Losses) on securities measured at fair value through other comprehensive income	−	(5,000)	(1,000)	(6,000)
4.02.07	Unrealized Gains / (Losses) on Cash Flow Hedge - Recognized in Shareholders' Equity	(7,660,000)	(122,100,000)	(28,448,000)	(24,910,000)
4.02.08	Unrealized Gains / (Losses) on Cash Flow Hedge - Reclassified to Profit and Loss	6,147,000	18,174,000	2,962,000	8,709,000
4.02.09	Deferred Income Tax and Social Contribution on Cash Flow Hedge	515,000	35,335,000	8,665,000	5,508,000
4.02.10	Share of Other Comprehensive Income of Equity-Accounted Investments	260,000	(2,403,000)	330,000	261,000
4.03	Total Comprehensive Income for the Period	4,977,000	(47,979,000)	5,246,000	33,606,000
4.03.01	Attributable to Shareholders of Petrobras	4,970,000	(47,805,000)	5,245,000	32,943,000
4.03.02	Attributable to Non-controlling Interests	7,000	(174,000)	1,000	663,000

14

Consolidated Interim Accounting Information / Statement of Changes in Shareholders’ Equity - 01/01/2020 to 09/30/2020 (R$ Thousand)

Account Code	Account Description	Share Capital	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained Earnings / Accumulated Losses	Other Comprehensive Income	Shareholders' Equity	Non-controlling interest	Shareholders' Equity Consolidated
5.01	Balance at the Beginning of the Period	205,432,000	2,665,000	124,613,000	−	(37,169,000)	295,541,000	3,596,000	299,137,000
5.03	Adjusted Opening Balance	205,432,000	2,665,000	124,613,000	−	(37,169,000)	295,541,000	3,596,000	299,137,000
5.04	Capital Transactions with Owners	−	−	−	(16,000)	16,000	−	(797,000)	(797,000)
5.04.06	Dividends	−	−	−	−	−	−	(357,000)	(357,000)
5.04.08	Capital Transactions	−	−	−	−	−	−	(440,000)	(440,000)
5.04.09	Capital Transactions	−	−	−	(16,000)	16,000	−	−	−
5.05	Total of Comprehensive Income	−	−	−	(52,782,000)	4,977,000	(47,805,000)	(174,000)	(47,979,000)
5.05.01	Net Income for the Period	−	−	−	(52,782,000)	−	(52,782,000)	(1,424,000)	(54,206,000)
5.05.02	Other Comprehensive Income	−	−	−	−	4,977,000	4,977,000	1,250,000	6,227,000
5.07	Balance at the End of the Period	205,432,000	2,665,000	124,613,000	(52,798,000)	(32,176,000)	247,736,000	2,625,000	250,361,000
15

Consolidated Interim Accounting Information / Statement of Changes in Shareholders’ Equity - 01/01/2019 to 09/30/2019 (R$ Thousand)

Account Code	Account Description	Share Capital	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained Earnings / Accumulated Losses	Other Comprehensive Income	Shareholders' Equity	Non-controlling interest	Shareholders' Equity Consolidated
5.01	Balance at the Beginning of the Period	205,432,000	2,674,000	95,148,000	−	(26,029,000)	277,225,000	6,318,000	283,543,000
5.03	Adjusted Opening Balance	205,432,000	2,674,000	95,148,000	−	(26,029,000)	277,225,000	6,318,000	283,543,000
5.04	Capital Transactions with Owners	−	(3,000)	−	(3,916,000)	3,000	(3,916,000)	(3,480,000)	(7,396,000)
5.04.06	Dividends	−	−	−	−	−	−	(825,000)	(825,000)
5.04.07	Interest on Shareholders' Equity	−	−	−	(3,913,000)	−	(3,913,000)	−	(3,913,000)
5.04.08	Capital Transactions	−	(3,000)	−	−	−	(3,000)	(2,655,000)	(2,658,000)
5.04.09	Realization of the Deemed Cost	−	−	−	(3,000)	3,000	−	−	−
5.05	Total of Comprehensive Income	−	−	−	31,984,000	959,000	32,943,000	663,000	33,606,000
5.05.01	Net Income for the Period	−	−	−	31,984,000	−	31,984,000	448,000	32,432,000
5.05.02	Other Comprehensive Income	−	−	−	−	959,000	959,000	215,000	1,174,000
5.07	Balance at the End of the Period	205,432,000	2,671,000	95,148,000	28,068,000	(25,067,000)	306,252,000	3,501,000	309,753,000
16

Consolidated Interim Accounting Information / Statement of Cash Flows – Indirect Method (R$ Thousand)

Account Code	Account Description	Accumulated of the Current Year 01/01/2020 to 09/30/2020	Accumulated of the Previous Year 01/01/2019 to 09/30/2019
6.01	Net cash provided by operating activities	110,404,000	71,073,000
6.01.01	Cash provided by operating activities	97,627,000	92,925,000
6.01.01.01	Net Income (loss) for the period	(54,206,000)	32,432,000
6.01.01.02	Pension and medical benefits (actuarial expense)	6,099,000	6,167,000
6.01.01.03	Results in equity-accounted investments	3,445,000	(1,411,000)
6.01.01.04	Depreciation, depletion and amortization	46,203,000	43,557,000
6.01.01.05	Impairment of assets (reversal)	65,229,000	2,491,000
6.01.01.06	Exploratory expenditures write-offs	1,180,000	248,000
6.01.01.08	Foreign exchange, indexation and finance charges	64,259,000	26,691,000
6.01.01.09	Deferred income taxes, net	(21,811,000)	11,321,000
6.01.01.10	Allowance for expected credit losses	617,000	268,000
6.01.01.11	Write-Off - Overpayments Incorrectly Capitalized	1,518,000	32,000
6.01.01.13	Revision and unwinding of discount on the provision for decommissioning costs	2,603,000	2,375,000
6.01.01.17	Disposal/write-offs of assets and remeasurement of investment retained with loss of control	(559,000)	(21,118,000)
6.01.01.18	PIS and COFINS recovery - exclusion of ICMS (VAT tax) from the basis of calculation	(16,950,000)	−
6.01.01.19	Net cash provided by operating activities from continuing operations	−	(10,128,000)
6.01.02	Decrease / (increase) in assets / increase/ (decrease) in liabilities	12,777,000	(21,852,000)
6.01.02.01	Trade and other receivables, net	(1,164,000)	10,807,000
6.01.02.02	Inventories	4,317,000	501,000
6.01.02.03	Judicial deposits	(4,480,000)	(6,420,000)
6.01.02.04	Escrow account - Class action agreement	−	7,424,000
6.01.02.05	Other assets	2,586,000	(3,337,000)
6.01.02.06	Trade payables	1,912,000	(2,982,000)
6.01.02.07	Other taxes payable	11,724,000	974,000
6.01.02.08	Pension and medical benefits	(4,228,000)	(5,524,000)
6.01.02.09	Provisions for legal proceedings	(1,274,000)	(14,553,000)
6.01.02.10	Short-term benefits	5,659,000	1,361,000
6.01.02.11	Income tax and social contribution paid	(1,486,000)	(8,968,000)
6.01.02.12	Provision for Decommissioning Costs	(1,550,000)	(1,282,000)
6.01.02.14	Other liabilities	761,000	(1,077,000)
6.01.02.15	Discontinued operations – net cash provided by operating activities	−	1,224,000
6.02	Net cash used in investing activities	(21,620,000)	23,985,000
6.02.01	Acquisition of PP&E and intangibles assets	(22,518,000)	(21,021,000)
6.02.02	(Increase) decrease in investments in investees	(5,309,000)	(90,000)
6.02.03	Proceeds from disposal of assets – Divestment	5,229,000	35,685,000
6.02.04	Divestment (investment) in marketable securities	(66,000)	(1,047,000)
6.02.05	Dividends received	1,044,000	3,262,000
6.02.08	Discontinued operations – net cash provided by (used in) investing activities	−	7,196,000
6.03	Net cash used in financing activities	(62,530,000)	(100,081,000)
6.03.01	Investments by non-controlling interest	(432,000)	(152,000)
6.03.02	Proceeds from financing	79,204,000	17,899,000
6.03.03	Repayment of principal	(101,362,000)	(81,625,000)
6.03.04	Repayment of interest	(13,151,000)	(14,607,000)
6.03.05	Dividends paid to shareholders	(4,426,000)	(5,128,000)
6.03.06	Dividends paid to non-controlling interests	(198,000)	(349,000)
6.03.08	Settlement of lease liabilities	(22,165,000)	(14,137,000)
6.03.09	Discontinued operations – net cash used in financing activities	−	(1,982,000)
6.04	Effect of exchange rate changes on cash and cash equivalents	15,678,000	6,051,000
6.05	Net increase/ (decrease) in cash and cash equivalents	41,932,000	1,028,000
6.05.01	Cash and cash equivalents at the beginning of the year	29,729,000	53,854,000
6.05.02	Cash and cash equivalents at the end of the period	71,661,000	54,882,000

17

Consolidated Interim Accounting Information / Statement of Added Value (R$ Thousand)

Account Code	Account Description	Accumulated of the Current Year 01/01/2020 to 09/30/2020	Accumulated of the Previous Year 01/01/2019 to 09/30/2019

7.01	Sales Revenues	274,637,000	337,224,000
7.01.01	Sales of Goods and Services	254,613,000	287,528,000
7.01.02	Other Revenues	(2,172,000)	26,293,000
7.01.03	Revenues Related to the Construction of Assets to be Used in Own Operations	22,813,000	23,671,000
7.01.04	Allowance for expected credit losses	(617,000)	(268,000)
7.02	Inputs Acquired from Third Parties	(148,094,000)	(106,983,000)
7.02.01	Cost of Sales	(23,075,000)	(44,400,000)
7.02.02	Materials, Power, Third-Party Services and Other Operating Expenses	(41,222,000)	(40,775,000)
7.02.03	Impairment Charges / Reversals of Assets	(65,229,000)	(2,491,000)
7.02.04	Others	(18,568,000)	(19,317,000)
7.02.04.01	Tax Credits on Inputs Acquired from Third Parties	(17,050,000)	(19,285,000)
7.02.04.02	Inventory Write-Down to Net Realizable Value	(1,518,000)	(32,000)
7.03	Gross Added Value	126,543,000	230,241,000
7.04	Retentions	(50,023,000)	(47,379,000)
7.04.01	Depreciation, Amortization and Depletion	(50,023,000)	(47,379,000)
7.05	Net Added Value Produced	76,520,000	182,862,000
7.06	Transferred Added Value	16,208,000	34,183,000
7.06.01	Share of Profit of Equity-Accounted Investments	(3,445,000)	1,411,000
7.06.02	Finance Income	2,044,000	3,616,000
7.06.03	Others	17,609,000	29,156,000
7.06.03.01	Rentals, royalties and others	659,000	1,312,000
7.06.03.02	Total Added Value from Discontinued operations to be distributed	−	27,844,000
7.06.03.03	PIS and COFINS recovery - exclusion of ICMS (VAT tax) from the basis of calculation	16,950,000	−
7.07	Total Added Value to be Distributed	92,728,000	217,045,000
7.08	Distribution of Added Value	92,728,000	217,045,000
7.08.01	Employee Compensation	26,113,000	24,418,000
7.08.01.01	Salaries	12,014,000	14,808,000
7.08.01.02	Fringe Benefits	13,264,000	8,706,000
7.08.01.03	Unemployment Benefits (FGTS)	835,000	904,000
7.08.02	Taxes and Contributions	46,345,000	102,198,000
7.08.02.01	Federal	28,289,000	79,941,000
7.08.02.02	State	17,471,000	21,789,000
7.08.02.03	Municipal	585,000	468,000
7.08.03	Return on Third-Party Capital	74,476,000	40,281,000
7.08.03.01	Interest	71,192,000	35,397,000
7.08.03.02	Rental Expenses	3,284,000	4,884,000
7.08.04	Return on Shareholders' Equity	(54,206,000)	22,304,000
7.08.04.01	Interest on Capital	−	3,913,000
7.08.04.03	Retained Earnings / (Losses) for the Period	(52,782,000)	18,206,000
7.08.04.04	Non-controlling Interests on Retained Earnings / (Losses)	(1,424,000)	185,000
7.08.05	Others	−	27,844,000
7.08.05.01	Total distributed added value from discontinued operation - Employees and administration	−	907,000
7.08.05.02	Total distributed added value from discontinued operation - Taxes	−	16,358,000
7.08.05.03	Total distributed added value from discontinued operation - Financial Institutions and Supliers	−	450,000
7.08.05.04	Total distributed added value from discontinued operation - Shareholders	−	10,129,000

18

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

1.	Basis of preparation

These interim financial statements present the significant changes in the period, avoiding repetition of certain notes to the financial statements previously reported, and present the consolidated information, considering Management’s understanding that it provides a comprehensive view of the Company’s financial position and operational performance, complemented by certain information of the Parent Company. Hence, this interim financial information should be read together with the Company’s audited annual financial statements for the year ended December 31, 2019, which include the full set of notes.

The interim consolidated and separate financial statements (Parent Company) have been prepared and are presented in accordance with IAS 34 – “Interim Financial Reporting” as issued by the International Accounting Standards Board (IASB), and with the pronouncement CPC 21 (R1) – Demonstrações Intermediárias as issued by the Brazilian Accounting Pronouncements Committee (Comitê de Pronunciamentos Contábeis - CPC) and released by the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários – CVM). All financial statements relevant information is being evidenced and corresponds to the ones used by the Company’s Management.

In July 2019, after the additional sale of its interest in Petrobras Distribuidora S/A (BR) through a secondary public offering of shares (follow on), Petrobras’ interest was reduced to 37.50% of the share capital, ceasing to be a Petrobras subsidiary. This operation was characterized as a “discontinued operation”. Thus, the consolidated statements of income and cash flow, for the compared period ended September 30, 2019, present the results and cash flows from operating, investing and financing activities in separate lines, as net income of discontinued operations. The statements of added value for the compared period ended September 30, 2019 also show the total added value to be distributed and the total added value distributed from discontinued operations, separately. The opening of the effects on the results for the period and cash flows of September 30, 2019, related to the discontinued operation are presented in note 7 of the Quarterly Information of September 30, 2019.

These interim financial statements were approved and authorized for issue by the Company’s Board of Directors in a meeting held on October 28, 2020.

2.	Summary of significant accounting policies

The same accounting policies and methods of computation were followed in these consolidated interim financial statements as those followed in the preparation of the annual financial statements of the Company for the year ended December 31, 2019.

3.	Context, resilience measures and impacts of the COVID-19 pandemic

3.1    Context

In January 2020, China reported having identified a new variant of coronavirus, causing the disease COVID-19, which was spreading quickly in its population. On March 11, 2020, COVID-19 was a declared a pandemic by the World Health Organization (WHO). Social isolation measures arising from this pandemic affected the global economic environment, reducing the demand for oil and its oil products and triggering a shock in the oil and gas industry.

In early April, members of the Organization of the Petroleum Exporting Countries (OPEC +) and other countries announced a new agreement providing for the reduction of their combined production by 9.7 million barrels per day (bpd) for May and June 2020. In July 2020, at a new meeting, OPEC decided not to change the planned schedule for implementing the combined production cuts, maintaining for July the reduction of 9.7 MM bpd (barrels of oil day) and 7.7 MM bpd as of August, remaining at this level until December 2020. In September 2020, the entity decided not to change the schedule planned for implementation of combined production cuts, maintaining reduction in 7.7 MM bpd. This agreement provides for a predefined cut schedule by the end of 2021.

The adversity in the global scenario caused the company to revise its top metric of indebtedness contained in the Strategic Plan 2020-2024, replacing the indicator of net debt / EBITDA by the indicator of gross debt. The approved gross debt target for 2020 was US$ 87 billion, the same level as that of 2019, being overtaken in the third quarter of 2020, mainly by prepaying loans and repurchasing and redeeming securities in the international capital market.

The company's projections indicate that the price of Brent oil converges to US$ 50 per barrel in the long run. This price assumption has not been modified for the preparation of the financial statements of September 30, 2020, in relation to those practiced in the first and second quarters of 2020. In addition, the company also regularly monitors the projection of its reference price assumptions of the short-term, compared to realized prices, with no change compared to those used in previous quarters.

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3.2    Resilience measures

The Company, in line with the recommendations of the WHO and the Ministry of Health, announced measures to preserve the health of its employees and support the prevention of contagion in its administrative and operational areas home office, reduced work shifts in operational areas to minimize the number of workers commuting, rigorous cleaning of workplaces, distribution of PPE, testing of suspected cases, measuring body temperature and fast testing on pre-shipment for oil platforms, medical monitoring and access to telemedicine services.

The Brazilian governmental authorities, in turn, implemented a series of measures to face the collateral economic effects imposed by the current pandemic, at the time of growing and still uncertain dimensions, thus helping the productive sector, among which we highlight: Federal Government measures - (i) PIS and Cofins and Social Security-Companies’ Contribution - had the due amounts of competencies from March to May 2020 deferred for collection in August, October and November 2020, respectively; (ii) FGTS - had the collection of the amounts from March to May deferred in six equal installments to be paid from July to December 2020; (iii) System S (employer contributions to social entities that train and support employees) - 50% reduction in rates from April to June 2020; (iv) IOF - reduction from 3% to zero in certain operations carried out from April 3 to December 31 2020; and State of Pernambuco - (v) VAT tax rate on import of fuel (from April 9 to December 31 2020) - deferral of up to 30 days.

As a result of the abrupt reduction on the demand and prices of oil and fuel, the Company adopted a set of measures aiming at reducing costs, postponing cash outflows and optimizing its working capital, in order to ensure its financial strength and resilience of its businesses. The main measures are:

•	disbursement of committed credit lines (Revolving Credit Lines) in the total amount of US$ 8 billion, as well as two new lines of R$ 3.5 billion. In the third quarter of 2020, there was a total prepayment of credit lines committed abroad in the amount of US$ 7.6 billion (note 26). With the prepayment, these resources were available for new withdrawals;
•	postponement of the payment of the remaining dividends based on the annual result of 2019 (note 28);
•	postponement of judicial deposits to 2021, in particular of a tax nature;
•	reduction and postponement of expenses with human resources, with emphasis on: (i) postponement of payment for the 2019 Performance Award Program (note 13.1); (ii) postponement of the payment of 30% of the total monthly remuneration of the Board of Directors, President, Executive Officers and upper management, and between 10% to 30% of the monthly remuneration of lower management and consultants, from April to June 2020, settled in September 2020; and (iii) temporary change from shift and alert systems to administrative regime until December 31, 2020, being reassessed monthly or earlier according to the return to operational work;
•	reduction of capital expenditures scheduled for 2020 from US$ 12 billion to US$ 8.5 billion, mainly due to the postponement of exploratory activities of interconnection of wells and construction of production, refining facilities and the depreciation of the Brazilian real against the U.S. dollar;
•	reduction of 200 thousand bpd (barrels of oil per day) of oil production from April 2020 (included the reduction of 100 thousands bpd announced in the end of March 2020), and a reduction in the utilization factor of refineries from 79% to 60% that contributed to the maintenance of reasonable clearance in the storage capacity, consequently avoiding the adoption of costly measures such as the chartering of ships to store liquids. However, with the evolution of the demand for our products performing better than expected, the Company opted for the gradual return to the previous level of average oil production, accompanied by an increase in the utilization factor of the refining facilities;
•	reduction in operating expenses with an additional decrease of US$ 2 billion, mainly through: (i) hibernation of platforms operating in shallow waters, with higher lifting costs per barrel, and for which, due to the drop in oil prices, the Company estimates negative cash flows; (ii) lower expenses with stoppages in wells and optimization of production logistics; and (iii) postponement of new relevant contracts for a period of 90 days, between April 1 and June 30, 2020;
•	negotiation efforts with suppliers resulted in a postponement of disbursements and reductions in the amount of R$ 7.3 billion in 2020, including agreements/order cancellations, scope reduction and price reduction. Deferred payments will be paid throughout 2021 and may include financial charges, according to individual negotiations with suppliers;
•	as a result of the structural reduction in the demand for natural gas in the entire Brazilian market, the company, according to the contractual provision, notified a declaration of force majeure resulting from the pandemic in the natural gas purchase agreement related to the Campo de Manati (GSA). The company maintained negotiations with the other agents in the natural gas chain with the same aim of reducing the effects resulting from the pandemic, remaining in constant monitoring of the current scenario and its developments on
20

the gas market. Accordingly, Petrobras worked together with the sellers of the natural gas purchase agreement for the Campo de Manati to seek to mitigate the effects of Force Majeure in this agreement and reduce potential controversies. In this sense, in view of the recovery of natural gas consumption with the mitigation of the effects of the pandemic, Petrobras signed an agreement with the Sellers that resulted in the reduction of potential controversies from June 2020 and reduce potential controversies.

Despite the challenging context imposed by COVID-19, the company achieved the following results in the period from January to September 2020: (i) increase in the average production of oil, NGL and natural gas; (ii) monthly production records reached in Búzios; (iii) increased oil exports; (iv) increased sales and production of oil products.

As a result of the implementation of the aforementioned measures, the Company, after simulating several stress scenarios, estimates that will be able to balance its financing and its cash flows. Thus, management believes that it has adequate resources to continue its operations in the short-term and, therefore, the going concern assumption is applied in the preparation of these interim financial statements.

3.3	Effects on these interim financial statements

The impacts of COVID-19 pandemic on the economic environment were considered in the preparation of these interim financial statements. Information on key estimates and judgments that require a high level of judgment and complexity in their applications and that could materially affect the Company's financial condition and results, were disclosed in the financial statements of December 31, 2019 and revised for this interim financial statements, in order to determine possible changes in assumptions and judgments arising from current market conditions.

The results of the revision of these assumptions and others came from COVID-19 are presented below:

•	the oil price and expectations for the growth of the world economy suffered a consistent decline throughout the 1st half of 2020, especially from the end of the 1st quarter of 2020. With the economic impacts, the global demand for oil products was also severely affected in that period. In this context, short, medium and long-term planning scenarios for macroeconomic and price assumptions were no longer compatible with those approved in the 2020-2024 Strategic Plan (SP), which meant that the company anticipated approval of a new set of premises. As a result, impairment losses on assets were recognized in the 1st quarter of 2020 in the amount of R$ 65 billion (note 20);
•	expected export values and consequently highly probable export values were impacted by the effects of the oil price war and COVID-19. Thus, the values of exports whose exchange variations were designated in hedge relationships for the months of April to December / 2020 and August to December / 2021 were no longer foreseen and there was a significant increase in the company's dollar x Real exchange exposure on 30 September 2020. As a result, the amount of R$ 2.6 billion was reclassified from shareholders’ equity to the statement of income, mainly in the first quarter of 2020 (note 30.2);
•	inventories adjusted to net realizable value, mainly from the first quarter of 2020, of R$ 1.5 billion (note 11);
•	the recognition of expected credit losses (PCE) in financial assets that are not measured at fair value through profit or loss maintained the criterion applied in recent quarters, due to the company's expectations of a prolongation of the current economic effects generated by combating COVID-19. For financial assets whose counterparties had ratings published by risk agencies, where the notes already reflected the effects of the pandemic, the information disclosed by such agencies was used to calculate the PCE. For other financial assets, in general, the expected effects of COVID-19 were incorporated into the PCE by identifying the deterioration in the probability of default based on observable data that considered the stratification of the debtor by area of operation, type of product and region. No relevant effects have been identified;
•	deferred tax credits were recognized based on the projected taxable profit for subsequent years (note 12.2);
•	reserve volume estimates are prepared reflecting, in an integrated manner, the projects in the company's Strategic Planning portfolio, technical uncertainties and assumptions such as prices and costs. The current estimates of the provision for the dismantling of the company's areas largely reflect liabilities that will be realized in the medium and long terms. Such assumptions used for the estimates are supported by the company's Strategic Planning and reserve estimates cycle, processes that express long-term views. In this context, the company evaluated, up to the third quarter of 2020, the main assumptions that form the cost of dismantling areas vis-à-vis the temporal formation structure of its abandonment liabilities and concluded that there are no relevant effects, so far, which impact the update of the provision set up in the annual financial statements for 2019. Additionally, in the third quarter of 2020, the company defined macro guidelines for the deployment of Strategic Planning 2021/2025 of E&P projects, which resulted in the recognition of loss as a result of the devaluation the Camarupim field, due to the decision not to continue its operations;
21

•	there were no changes in assumptions in the recognition of revenue contracts with customers. The expectation of the customer's completion of the obligation remains at the maturity of each transaction, classified as highly probable, subject only to the fulfillment of the precedent conditions contained in the sales contracts. Customers did not indicate their intention to breach or revise the contractual terms and conditions signed;
•	in the scope of the company's legal litigation, there are no cases related to COVID-19 with a risk of financial disbursement that directly impact the financial statements on September 30, 2020. However, the company became aware of some public civil actions in the labor field brought by unions, whose objects are related to the COVID-19 Crisis and to the Resilience Plan to reduce expenses. Such actions represent obligations to do and are divided into three groups, basically questioning: (i) two measures to contain personnel expenses contained in the Resilience Plan; (ii) sufficiency of preventive measures against the spread of COVID-19 and criterion for removing people from the risk group; and (iii) the union's participation in the Organizational Response Structure (Estrutura Organizacional de Resposta - EOR). The company is taking the appropriate legal measures for each case and the best estimate at the moment, when there is still no decision on the merits at first instance, is that the likelihood of loss is not probable;
•	In the second and third quarters of 2020, the Company accounted for R$ 1,262 within other income and expenses, as a result of the reduction in the level of activity, of which R$ 495 in the second quarter related to the lower processed feedstock at the refineries, and effect in the gas and energy plants, being R$ 330 in the third quarter and R$ 437 in the second quarter, due to rigs and platforms without programming.
4	Cash and cash equivalents and Marketable securities
4.1	Cash and cash equivalents

Cash and cash equivalents comprise cash in hand, term deposits with banks and short-term highly liquid financial investments that are readily convertible to known amounts of cash, are subject to insignificant risk of changes in value and have a maturity of three months or less from the date of acquisition.

	Consolidated
	09.30.2020	12.31.2019
Cash at bank and in hand	2,731	2,306
Short-term financial investments
- In Brazil
Brazilian interbank deposit rate investment funds and other short-term deposits	19,485	6,849
Other investment funds	163	16
	19,648	6,865
- Abroad
Time deposits	10,685	27
Automatic investing accounts and interest checking accounts	36,423	18,622
Other financial investments	2,148	1,894
	49,256	20,543
Total short-term financial investments	68,904	27,408
Total cash and cash equivalents	71,635	29,714

Short-term financial investments in Brazil primarily consist of investments in funds holding Brazilian Federal Government Bonds that can be redeemed immediately, as well as reverse repurchase agreements that mature within three months as of the date of their acquisition. Short-term financial investments abroad comprise time deposits that mature in three months or less from the date of their acquisition, highly-liquid automatic investment accounts, interest checking accounts and other short-term fixed income instruments.

The main funds generated were substantially provided by operating cash generation of R$ 110,404, proceeds from divestments of R$ 5,229, exchange rate effect on the balances of cash and cash equivalents of R$ 15,678 and a set of measures to reduce cash outflows and preserve cash in this scenario of uncertainty, in order to reinforce its financial strength and resilience of the company’s businesses.

The main use of these funds in the period ended September 30, 2020 were for servicing debt, net of proceeds from financing through the offering of securities in the international market, including prepayment of loans in the national and international banking market, repurchase and redemption of securities in the international capital market and lease amortizations totaling R$ 57,474, investments in the business segments in the amount of R$ 22,518 and acquisition of additional interest in shares in Tupi B.V. and Iara B.V. in the amount of R$ 5,034.

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4.2         Marketable securities

		Consolidated
	09.30.2020	12.31.2019
Fair value through profit or loss	3,159	3,528
Fair value through other comprehensive income	22	28
Amortized cost	820	256
Total	4,001	3,812
Current	3,782	3,580
Non-current	219	232

Marketable securities classified as fair value through profit or loss refer mainly to investments in Brazilian Federal Government Bonds. These financial investments have maturities of more than three months and are generally classified as current assets due to their maturity or the expectation of their realization in the short term.

5	Sales revenues
		Consolidated
	2020		2019
	Jul-Sep	Jan-Sep	Jul-Sep	Jan-Sep
Gross sales	92,668	254,613	99,972	287,528
Sales taxes (*)	(21,938)	(57,516)	(22,921)	(67,054)
Sales revenues	70,730	197,097	77,051	220,474
Diesel	19,593	51,132	23,930	67,684
Gasoline	9,174	22,416	9,308	28,343
Liquified petroleum gas	4,595	12,387	4,267	12,349
Jet fuel	1,004	5,134	3,684	11,080
Naphtha	2,335	6,683	1,395	4,841
Fuel oil (including bunker fuel)	818	2,642	900	2,991
Other oil products	3,885	9,648	3,634	10,047
Subtotal oil products	41,404	110,042	47,118	137,335
Natural gas	4,043	13,341	5,956	17,227
Renewables and nitrogen products	67	218	241	783
Breakage	724	1,900	691	1,975
Electricity	505	2,183	1,090	3,599
Services, agency and others	1,118	3,059	791	2,730
Domestic market	47,861	130,743	55,887	163,649
Exports	20,917	60,601	19,271	49,244
Sales abroad (**)	1,952	5,753	1,893	7,581
Foreign market	22,869	66,354	21,164	56,825
Sales revenues	70,730	197,097	77,051	220,474
(*) Includes, mainly, CIDE, PIS, COFINS and VAT rate (VAT).
(**)Sales revenues from operations outside of Brazil, including trading and excluding exports.

In the period from January to September 2020 and 2019, sales to BR Distribuidora represent more than 10% of the Company sales revenues, mainly associated with the refining, transportation and marketing segment.

5.1	Remaining performance obligations

The company has sales contracts for products or services in force and signed until September 30, 2020, with terms longer than 1 year, where there is established a quantity of goods or services for sales in the next years with their respective payment terms.

Revenues will be recognized through transfers of goods and services to the respective customers, their values and period of recognition being subject to future demands, changes in the value of commodities, exchange rates and other market factors.

The following are the remaining amounts of these contracts at the end of September 30, 2020 or practiced in recent sales when they reflect the most directly observable information:

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	Consolidated
	Total	Expected recognition within 1 year
Domestic Market
Gasoline	6,158	6,158
Diesel	11,904	11,904
Natural gas	60,912	5,138
Services and others	48,994	25,746
Naphtha	3,309	3,309
Electricity	16,638	3,457
Other oil products	125	125
Jet fuel	3,407	3,407
Foreign Market
Exports	51,977	8,372
Total	203,424	67,616

The table above does not include information on contracts with original expected duration of one year or less, such as spot-market contracts, variable considerations which are constrained, and information on contracts only establishing general terms and conditions (Master Agreements), for which volumes and prices will only be defined in subsequent contracts.

In addition, electricity sales are manly driven by demands to generate electricity from thermoelectric power plants, according the Brazilian National Electric System Operator (ONS) requests. These requests are substantially affected by Brazilian hydrological conditions, thus, the table above presents fixed amounts representing sales of certified capacity in accordance with the installed capacity of the Company.

5.2	Contract liabilities

As of September 30, 2020, the company has R$ 403 in advances related mainly to take and ship or pay contracts, to be offset against future sales of natural gas or the non-exercise of the right by the client, classified as other accounts and expenses payable in current liabilities.

6	Costs and expenses by nature

6.1  Cost of sales

		Consolidated
	2020		2019
	Jul-Sep	Jan-Sep	Jul-Sep	Jan-Sep
Raw material, products for resale, materials and third-party services (*)	(13,490)	(47,201)	(22,134)	(61,173)
Depreciation, depletion and amortization	(12,193)	(36,110)	(12,487)	(36,144)
Production taxes	(8,504)	(21,684)	(9,117)	(28,371)
Employee compensation	(2,774)	(8,500)	(3,307)	(9,737)
Total	(36,961)	(113,495)	(47,045)	(135,425)
(*) It Includes short-term leases and inventory turnover.

6.2  Selling expenses

		Consolidated
	2020		2019
	Jul-Sep	Jan-Sep	Jul-Sep	Jan-Sep
Materials, third-party services, freight, rent and other related costs	(5,355)	(16,201)	(4,160)	(9,648)
Depreciation, depletion and amortization	(862)	(2,099)	(542)	(1,610)
Allowance for expected credit losses	147	(7)	(34)	(137)
Employee compensation	(235)	(664)	(232)	(642)
Total	(6,305)	(18,971)	(4,968)	(12,037)

The increase in selling expenses mainly reflects the increase in tariffs for greater use of TAG gas pipelines since the sale in June 2019, for higher export volumes, mainly oil, and for higher freight price.

6.3  General and administrative expenses

		Consolidated
	2020		2019
	Jul-Sep	Jan-Sep	Jul-Sep	Jan-Sep
Employee compensation	(1,229)	(3,724)	(1,434)	(4,334)
Materials, third-party services, rent and other related costs	(291)	(933)	(439)	(1,510)
Depreciation, depletion and amortization	(144)	(395)	(139)	(489)
Total	(1,664)	(5,052)	(2,012)	(6,333)

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7	Other income and expenses
		Consolidated
	2020		2019
	Jul-Sep	Jan-Sep	Jul-Sep	Jan-Sep
Unscheduled stoppages and pre-operating expenses	(1,569)	(5,634)	(1,151)	(3,881)
(Expenses)/Reversions of Voluntary Separation Incentive Plan – PDV	(415)	(5,437)	(269)	(604)
Pension and medical benefits – retirees	(1,135)	(3,489)	(1,348)	(4,043)
Gains / (losses) related to legal, administrative and arbitration proceedings	(1,206)	(2,088)	(3,658)	(5,824)
Gains/(losses) with Commodities Derivatives	(257)	(1,940)	252	(1,197)
Reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments	(225)	(225)	−	(127)
Variable compensation program	(73)	95	(1,141)	(1,932)
Fines imposed on suppliers	113	415	581	881
Amounts recovered from Lava Jato investigation	84	515	446	755
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	1,132	784	(645)	21,244
Early termination and change on payments of lease agreements	139	873	(4)	(9)
(Expenses)/Reimbursements from E&P partnership operations	919	2,199	532	902
Equalization of expenses - Production Individualization Agreements	(733)	3,741	129	95
PIS and Cofins recovered - VAT tax exclusion from PIS and Cofins tax basis	−	7,675	−	−
Others	392	740	931	(128)
Total	(2,834)	(1,776)	(5,345)	6,132

8	Net finance income (expense)
		Consolidated
	2020		2019
	Jul-Sep	Jan-Sep	Jul-Sep	Jan-Sep
Finance income	667	2,044	1,344	3,616
Income from investments and marketable securities (Government Bonds)	251	825	636	1,557
Discount and premium on repurchase of debt securities	6	12	7	19
Gains from signed agreements (electricity sector)	−	−	(4)	310
Others	410	1,207	705	1,730
Finance expenses	(9,778)	(23,292)	(9,623)	(22,558)
Interest on finance debt	(5,224)	(14,323)	(5,094)	(14,880)
Unwinding of discount on lease liabilities	(1,845)	(5,039)	(1,464)	(4,490)
Discount and premium on repurchase of debt securities	(2,814)	(4,071)	(2,641)	(3,335)
Capitalized borrowing costs	1,148	3,538	1,248	3,912
Unwinding of discount on the provision for decommissioning costs	(792)	(2,504)	(770)	(2,347)
Other finance expenses and income, net	(251)	(893)	(902)	(1,418)
Foreign exchange gains (losses) and indexation charges	(13,799)	(35,148)	(2,595)	(8,927)
Foreign Exchange (*)	(7,636)	(26,701)	23	(840)
Expenses (*)	(6,147)	(18,174)	(2,962)	(8,709)
Pis and Cofins inflation indexation income - exclusion of ICMS (VAT tax) from the basis of calculation	−	9,250	−	−
Other foreign exchange gains (losses) and indexation charges, net	(16)	477	344	622
Total	(22,910)	(56,396)	(10,874)	(27,869)
(*) For more information, see notes 30.2.c and 30.2.a.

9	Net income by operating segment

Consolidated Statement of Income by operating segment - Jul-Sep/2020
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Corporate and other business	Eliminations	Total
Continuing operations
Sales revenues	50,352	64,317	8,509	1,209	(53,657)	70,730
Intersegments	49,182	924	3,188	363	(53,657)	−
Third parties	1,170	63,393	5,321	846	−	70,730
Cost of sales	(25,101)	(55,670)	(4,101)	(1,090)	49,001	(36,961)
Gross profit	25,251	8,647	4,408	119	(4,656)	33,769
Expenses	(3,355)	(4,575)	(2,753)	(4,107)	(30)	(14,820)
Selling	(1)	(3,595)	(2,647)	(34)	(28)	(6,305)
General and administrative	(152)	(255)	(111)	(1,146)	−	(1,664)
Exploration costs	(1,447)	−	−	−	−	(1,447)
Research and development	(343)	(9)	(6)	(137)	−	(495)
Other taxes	(1,996)	5	(40)	(116)	−	(2,147)
Impairment	(70)	−	173	(31)	−	72
Other income and expenses	654	(721)	(122)	(2,643)	(2)	(2,834)
Net income (loss) before financial results and income taxes	21,896	4,072	1,655	(3,988)	(4,686)	18,949
Net finance income (expenses)	−	−	−	(22,910)	−	(22,910)
Results in equity-accounted investments	42	(570)	312	(701)	−	(917)
Net Income (loss) before income taxes	21,938	3,502	1,967	(27,599)	(4,686)	(4,878)
Income taxes	(7,445)	(1,384)	(562)	11,008	1,592	3,209
Net income from continuing operations for the period	14,493	2,118	1,405	(16,591)	(3,094)	(1,669)
Attributable to:						−
Net income attributable to shareholders of Petrobras	14,499	2,166	1,304	(16,421)	(3,094)	(1,546)
Net income from continuing operations	14,499	2,166	1,304	(16,421)	(3,094)	(1,546)
Non-controlling interests	(6)	(48)	101	(170)	−	(123)
25

Net income from continuing operations	(6)	(48)	101	(170)	−	(123)
	14,493	2,118	1,405	(16,591)	(3,094)	(1,669)

Consolidated Statement of Income by operating segment – Jan-Sep/2020
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Corporate and other business	Eliminations	Total
Continuing operations
Sales revenues	125,618	176,803	27,133	3,158	(135,615)	197,097
Intersegments	122,326	3,064	9,398	827	(135,615)	−
Third parties	3,292	173,739	17,735	2,331	−	197,097
Cost of sales	(70,215)	(163,667)	(13,318)	(3,018)	136,723	(113,495)
Gross profit	55,403	13,136	13,815	140	1,108	83,602
Expenses	(68,533)	(15,721)	(9,290)	(4,909)	(92)	(98,545)
Selling	(3)	(10,245)	(8,553)	(86)	(84)	(18,971)
General and administrative	(658)	(797)	(332)	(3,265)	−	(5,052)
Exploration costs	(2,265)	−	−	−	−	(2,265)
Research and development	(841)	(30)	(25)	(387)	−	(1,283)
Other taxes	(2,481)	(450)	(92)	(946)	−	(3,969)
Impairment	(64,374)	(208)	173	(820)	−	(65,229)
Other income and expenses	2,089	(3,991)	(461)	595	(8)	(1,776)
Net income (loss) before financial results and income taxes	(13,130)	(2,585)	4,525	(4,769)	1,016	(14,943)
Net finance income (expenses)	−	−	−	(56,396)	−	(56,396)
Results in equity-accounted investments	(764)	(2,759)	434	(356)	−	(3,445)
Net Income (loss) before income taxes	(13,894)	(5,344)	4,959	(61,521)	1,016	(74,784)
Income taxes	4,464	879	(1,538)	17,119	(346)	20,578
Net income (loss) from continuing operations for the period	(9,430)	(4,465)	3,421	(44,402)	670	(54,206)
Attributable to:
Net income attributable to shareholders of Petrobras	(9,412)	(4,247)	3,127	(42,920)	670	(52,782)
Net income from continuing operations	(9,412)	(4,247)	3,127	(42,920)	670	(52,782)
Non-controlling interests	(18)	(218)	294	(1,482)	−	(1,424)
Net income from continuing operations	(18)	(218)	294	(1,482)	−	(1,424)
	(9,430)	(4,465)	3,421	(44,402)	670	(54,206)

Consolidated Statement of Income by operating segment - Jul-Sep/2019
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Corporate and other business	Eliminations	Total
Continuing operations
Sales revenues	49,806	67,947	11,750	1,124	(53,576)	77,051
Intersegments	48,724	5,709	3,512	191	(53,576)	4,560
Third parties	1,082	62,238	8,238	933	−	72,491
Cost of sales	(26,978)	(63,048)	(8,077)	(1,070)	52,128	(47,045)
Gross profit	22,828	4,899	3,673	54	(1,448)	30,006
Expenses	(5,050)	(3,854)	(2,510)	(4,723)	(12)	(16,149)
Selling	2	(2,108)	(2,850)	(11)	(1)	(4,968)
General and administrative	(332)	(335)	(126)	(1,219)	−	(2,012)
Exploration costs	(276)	−	−	−	−	(276)
Research and development	(393)	(9)	(12)	(164)	−	(578)
Other taxes	(76)	(138)	(35)	(311)	−	(560)
Impairment	(2,343)	(53)	(14)	−	−	(2,410)
Other income and expenses	(1,632)	(1,211)	527	(3,018)	(11)	(5,345)
Net income (loss) before financial results and income taxes	17,778	1,045	1,163	(4,669)	(1,460)	13,857
Net finance income (expenses)	−	−	−	(10,874)	−	(10,874)
Results in equity-accounted investments	82	(269)	168	465	−	446
Net Income (loss) before income taxes	17,860	776	1,331	(15,078)	(1,460)	3,429
Income taxes	(6,045)	(355)	(395)	2,360	497	(3,938)
Net income (loss) from continuing operations for the period	11,815	421	936	(12,718)	(963)	(509)
Net income from discontinued operations for the period	−	−	(18)	9,367	−	9,349
Net income for the period	11,815	421	918	(3,351)	(963)	8,840
Attributable to:
Net income attributable to shareholders of Petrobras	11,820	479	783	(3,032)	(963)	9,087
Net income from continuing operations	11,820	479	804	(12,363)	(963)	(223)
Net income from discontinued operations	−	−	(21)	9,331	−	9,310
Non-controlling interests	(5)	(58)	135	(319)	−	(247)
Net income from continuing operations	(5)	(58)	132	(355)	−	(286)
Net income from discontinued operations	−	−	3	36	−	39
	11,815	421	918	(3,351)	(963)	8,840

26

Consolidated Statement of Income by operating segment – Jan-Sep/2019
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Corporate and other business	Eliminations	Total
Continuing operations
Sales revenues	142,353	194,149	33,938	3,577	(153,543)	220,474
Intersegments	139,489	35,043	10,248	615	(153,543)	31,852
Third parties	2,864	159,106	23,690	2,962	−	188,622
Cost of sales	(79,389)	(178,536)	(23,031)	(3,431)	148,962	(135,425)
Gross profit	62,964	15,613	10,907	146	(4,581)	85,049
Expenses	(9,371)	(10,827)	14,859	(13,465)	(90)	(18,894)
Selling	(2)	(5,776)	(6,101)	(91)	(67)	(12,037)
General and administrative	(923)	(1,024)	(414)	(3,972)	−	(6,333)
Exploration costs	(1,324)	−	−	−	−	(1,324)
Research and development	(1,152)	(36)	(39)	(442)	−	(1,669)
Other taxes	(185)	(275)	(128)	(584)	−	(1,172)
Impairment	(1,242)	(1,234)	(15)	−	−	(2,491)
Other income and expenses	(4,543)	(2,482)	21,556	(8,376)	(23)	6,132
Net income (loss) before financial results and income taxes	53,593	4,786	25,766	(13,319)	(4,671)	66,155
Net finance income (expenses)	−	−	−	(27,869)	−	(27,869)
Results in equity-accounted investments	362	266	337	446	−	1,411
Net Income (loss) before income taxes	53,955	5,052	26,103	(40,742)	(4,671)	39,697
Income taxes	(18,222)	(1,627)	(8,760)	9,628	1,588	(17,393)
Net income from continuing operations for the period	35,733	3,425	17,343	(31,114)	(3,083)	22,304
Net income from discontinued operations for the period	−	−	12	10,116	−	10,128
Net income for the period	35,733	3,425	17,355	(20,998)	(3,083)	32,432
Attributable to:
Net income attributable to shareholders of Petrobras	35,747	3,506	16,973	(21,159)	(3,083)	31,984
Net income from continuing operations	35,747	3,506	16,973	(31,024)	(3,083)	22,119
Net income from discontinued operations	−	−	−	9,865	−	9,865
Non-controlling interests	(14)	(81)	382	161	−	448
Net income from continuing operations	(14)	(81)	370	(90)	−	185
Net income from discontinued operations	−	−	12	251	−	263
	35,733	3,425	17,355	(20,998)	(3,083)	32,432

The consolidated amounts of intersegment sales (remaining after eliminations) relates to sales from the RT&M to BR Distribuidora, which is presented as discontinued operation within Corporate and other business, after Petrobras ceased to be the parent company of BR Distribuidora.

10	Trade and other receivables

10.1           Trade and other receivables, net

	Consolidated
	09.30.2020	12.31.2019
Receivables from contracts with customers
Third parties	18,112	18,057
Related parties
Investees (note 31.6)	2,378	3,201
Receivables from the electricity sector	1,035	1,347
Subtotal	21,525	22,605
Other trade receivables
Third parties
Receivables from divestments (*)	8,327	5,781
Lease receivables	2,690	1,941
Other receivables	4,044	3,348
Related parties
Petroleum and alcohol accounts - receivables from Brazilian Government (note 31.7)	1,239	1,226
Subtotal	16,300	12,296
Total trade receivables	37,825	34,901
Expected credit losses (ECL) - Third parties	(11,839)	(9,214)
Expected credit losses (ECL) - Related parties	(202)	(178)
Total trade receivables, net	25,784	25,509
Current	12,905	15,164
Non-current	12,879	10,345
(*)It comprises receivable from the divestment of NTS and contingent payments from the sale of interest in Roncador field

Trade and other receivables are generally classified as measured at amortized cost, except for receivables with final prices linked to changes in commodity price after their transfer of control, which are classified as measured at fair value through profit or loss. Changes in such prices on September 30, 2020 amounted to R$ 2,481.

27

10.2	Aging of trade and other receivables – third parties
		Consolidated
	09.30.2020		12.31.2019
	Trade receivables	Expected credit losses (ECL)	Trade receivables	Expected credit losses (ECL)
Current	20,053	(641)	18,776	(567)
Overdue:
1- 3 months	983	(59)	1,011	(154)
3 - 6 months	210	(110)	98	(33)
6 - 12 months	329	(123)	197	(51)
More than 12 months	11,598	(10,906)	9,045	(8,409)
Total	33,173	(11,839)	29,127	(9,214)
10.3	Changes in provision for expected credit losses
	Consolidated
	09.30.2020	12.31.2019
Opening balance	9,392	16,682
Additions	877	867
Write-offs	(327)	(4,964)
Transfer of assets held for sale	−	(3,412)
Cumulative translation adjustment	2,099	219
Closing balance	12,041	9,392
Current	5,068	4,443
Non-current	6,973	4,949

As of September 30, 2020, the additions include a provision of R$ 312 on receivables in foreign currency, basically due to the 40% exchange rate devaluation in the period of January to September of 2020, as well as the recording of a supplementary provision in face of the impacts of COVID-19 (R$ 65).

In the year ended December 31, 2019, the write-offs of R$ 4,964 primarily relate to the termination of a lawsuit relating to the electricity sector, according to note 13.4

11	Inventories
	Consolidated
	09.30.2020	12.31.2019
Crude oil	11,965	15,738
Oil products	9,620	9,165
Intermediate products	2,197	2,362
Natural gas and LNG (*)	426	699
Biofuels	89	114
Fertilizers	57	112
Total products	24,354	28,190
Materials, supplies and others	5,436	4,819
Total	29,790	33,009
(*) Liquefied Natural Gas

Consolidated inventories are presented net of losses to adjust to their net realizable value, these adjustments arising mainly from fluctuations in the international quotations of oil and its oil products and when constituted are recognized in the income for the year as costs of products and services sold. In the period from January to September 2020, a provision of R$ 1,518 was recorded (provision of R$ 32 in the period from January to September 2019). Adjustments to net realizable value mainly impacted the first and second quarters of 2020 due to the significant reduction in the prices of oil and its oil products in the market, due to COVID-19 and the shock of oil prices.

As of September 30, 2020, the company had an inventory volume of oil and / or derivatives given as a guarantee of the Terms of Financial Commitment - TCF, signed in 2008 with Petros, with no relevant changes in relation to the values disclosed on December 31 2019.

28

12	Taxes
12.1	Income taxes and other taxes
Income tax and social contribution	Consolidated
	Current assets		Current liabilities		Non-current liabilities
	09.30.2020	12.31.2019	09.30.2020	12.31.2019	09.30.2020	12.31.2019
Taxes in Brazil
Income taxes	1,877	10,018	400	288	-	−
Income taxes - Tax settlement programs	−	−	270	228	1,903	2,031
	1,877	10,018	670	516	1,903	2,031
Taxes abroad	801	32	70	598	0	−
Total	2,678	10,050	740	1,114	1,903	2,031

	Consolidated
Other taxes	Current assets		Non-current assets		Current liabilities		Non-current liabilities (*)
	09.30.2020	12.31.2019	09.30.2020	12.31.2019	09.30.2020	12.31.2019	09.30.2020	12.31.2019
Taxes in Brazil:
Current / Deferred VAT Rate (VAT) (a)	2,226	2,237	1,943	1,469	4,955	3,058	−	−
Current / Deferred PIS and COFINS (b)	1,761	1,681	10,974	10,442	6,425	1,014	209	176
PIS and COFINS – Exclusion of VAT tax rate from PIS and COFINS tax bases ( c )	16,950	−	−	−	−	−	−	−
PIS and COFINS - Law 9,718/98 (d)			3,532	3,304
CIDE	17	123	−	−	193	182	−	−
Production taxes	−	−	−	−	5,892	7,775	633	1,071
Withholding income taxes	−	−	−	−	344	937	−	−
Others	165	129	702	617	559	761	1,135	905
Total in Brazil	21,119	4,170	17,151	15,832	18,368	13,727	1,977	2,152
Taxes abroad	55	67	53	45	77	73	−	−
Total	21,174	4,237	17,204	15,877	18,445	13,800	1,977	2,152
(*) Other non-current taxes are classified as other non-current liabilities.

Exclusion of VAT tax from PIS and COFINS tax basis

In June 2020, the company obtained a favorable and definitive court decision on the exclusion of VAT Tax from the calculation basis of PIS and Cofins contributions and recognized the amount of R$ 16,925, recorded in current assets as taxes and contributions. The credits refer to amounts unduly paid in competencies between the months of October 2001 and August 2020, which included dates that preceded the validity and mandatory of the electronic invoice and digital fiscal bookkeeping (SPED), causing greater complexity in the calculation of values. In this context, the amount of R $ 16,925 represents Management's best estimate based on prevailing calculation assumptions and available documents.

The net gain in the result, registered in the second quarter of 2020, was R$ 10,887, of which R$ 7,675 was recovered from taxes on other operating income, R$ 9,250 from monetary restatement in the financial result, partially offset by R$ 430 of tax expenses and R$ 5,608 of expenses with income tax and social contribution.

As of September 30, 2020, the amount monetarily restated by the Brazilian basic interest rate (Selic) is R$ 16,950, whose use of the credit will be made by offsetting it with federal taxes. The company enabled part of these credits related to PIS, of which R$ 2,371 were used in October 2020, while the portion of Cofins is pending for qualification, which is expected to be used in up to 12 months.

12.2       Tax amnesty programs – State Tax (Programas de Anistias Estaduais)

State of Rio de Janeiro

Petrobras, based on the management of risks associated with litigation and in line with the strategy of generating value through contingency management, decided to seek an agreement aiming at the payment of infraction notices and the carrying out of spontaneous denunciation with the state of Rio de Janeiro. The agreement, signed on the basis of VAT Tax Agreement 51/2020 and Law RJ 9,041/2020, allows a reduction of 90% of the amounts due as a fine and interest, resulting in a disbursement of approximately R$ 1,803.

The aforementioned agreement will allow the closing of contingencies related to the collection of VAT Tax and fines in the internal consumption operations of diesel oil used by the maritime units chartered by the company, considering the approval, in the same legal provision, of a reduction of the VAT Tax calculation base for 4.5% in internal supplies of marine diesel oil, instead of the previously required rate of 12%, thus reaching a definitive solution to the cause of these contingencies. The disbursement will occur in installments, 50% in cash and the remainder in installments until December 2020.

State of Espírito Santo

29

In the case of adhesion to the remission and amnesty program with the State of Espírito Santo, entered into under the terms of the VAT Tax Agreement 146/2019 and Decree 4.709-R / 2020, upon payment of R$ 197 in October 2020, tax debts will be terminated arising from differences in the appropriation of VAT Tax credits on property, plant and equipment and from differences in VAT Tax in oil and oil products operations. Additionally, the presumed VAT Tax credit system will be implemented, based on VAT Tax Agreement 146/2019, providing a definitive solution to the origin of this contingency.

The summary of the agreements signed with the states is presented below:

State	State Law/Decree	Benefits received	Outstanding debt (*)	Reduction Benefit	Amount considering benefit
RJ	Law 9,041/2020	90% reduction in interest and 90% in fines related to tax credits	3,110	(1,307)	1,803
ES	VAT Tax Decree 4,709-R/2020	Remission of 50% of the Tax due, 90% of the fine and interest due	783	(586)	197
			3,893	(1,893)	2,000

(*) R$ 3,188 billion of debts were classified as possible loss, and R$ 705 refers to spontaneous reporting.

Accordingly, on September 30, 2020, a provision of R$ 2,000 was recognized in current liabilities, as a counterpart to tax expense (R$ 1,931) and net finance income (expense) (R$ 69).

12.3	Deferred income taxes - non-current

The changes in the deferred income taxes are presented as follows:

Consolidated
Balance at January 1, 2019	7,848
Recognized in the statement of income for the year	(11,036)
Recognized in the statement of income of discontinued operation (*)	(2,520)
Recognized in shareholders’ equity	6,486
Cumulative translation adjustment	253
Use of tax credits	(1,224)
Transfers to held for sale	(1,138)
Others	(171)
Balance at December 31, 2019	(1,502)
Recognized in the statement of income for the year	21,811
Recognized in shareholders’ equity	34,331
Cumulative translation adjustment	708
Use of tax credits	(333)
Transfers to held for sale	30
Others	26
Balance at September 30, 2020	55,071
Deferred tax assets	5,593
Deferred tax liabilities	(7,095)
Balance at December 31, 2019	(1,502)
Deferred tax assets	55,853
Deferred tax liabilities	(782)
Balance at September 30, 2020	55,071

(*) Deferred income taxes on the remeasurement of the remaining interest in BR Distribuidora, as set out in note 30 to the audited consolidated financial statements as of December 31, 2019.

The company conducts annual studies to determine the recognition of deferred tax credits in the financial statements. Exceptionally, due to COVID-19 and the impacts observed on the company's operations, this study was reviewed quarterly in 2020, based on the main assumptions such as the price of brent oil and the exchange rate approved by the Board of Directors. These quarterly reviews of the study confirmed the existence of future taxable income to support the maintenance of the balances of tax losses and deferred income and social contribution taxes recorded in assets, with realization expected to occur in the period from 2021 to 2027.

The increase in deferred tax credits in the period from January to September 2020 is mainly due to the exchange rate variation on the debt recorded for the most part in other comprehensive income in the amount of R$ 35,257, loss adjustments in the amount of recovery of assets of R$ 18,877 and constitution of tax losses in the amount of R$ 7,908, offset by R$ 4,493 of deferred income tax / social contribution referring to fixed assets.

12.4	Reconciliation between statutory tax rate and effective tax expense rate

The following table provides the reconciliation of Brazilian statutory tax rate to the Company’s effective rate on income before income taxes:

30

		Consolidated
	2020		2019
	Jul-Sep	Jan-Sep	Jul-Sep	Jan-Sep
Net income (loss) before income taxes	(4,878)	(74,784)	3,429	39,697
Nominal income taxes computed based on Brazilian statutory corporate tax rates (34%)	1,659	25,427	(1,166)	(13,497)
Adjustments to arrive at the effective tax rate:
Interest on Shareholders’ Equity, net	(2)	(5)	884	1,325
Different jurisdictional tax rates for companies abroad (*)	3,793	2,560	(323)	2,404
Income from companies abroad taxed in Brazil (**)	(1,089)	(3,471)	(102)	(420)
Tax incentives	4	12	266	1,352
Tax loss carryforwards (unrecognized tax losses)	(52)	(1,098)	(2,141)	(2,497)
Non-taxable income (non-deductible expenses), net (***)	(929)	(2,648)	(1,405)	(6,275)
Others	(175)	(199)	49	215
Income taxes expense	3,209	20,578	(3,938)	(17,393)
Deferred income taxes	3,235	21,811	(4,696)	(11,321)
Current income taxes	(26)	(1,233)	758	(6,072)
Total	3,209	20,578	(3,938)	(17,393)
Effective tax rate of income taxes	65.8%	27.5%	114.8%	43.8%

(*) Review of estimate of companies abroad in 3Q20, reflecting tax adjustments in the Netherlands.

(**) Income tax and social contribution in the country referring to income earned in the years by investees abroad, in accordance with the provisions of Law 12.973 / 2014.

(***) Includes results of equity-accounted investments, actuarial expense and effect on judicial agreements.

13	Short-term and other benefits

The balance of the main short-term benefits for employees, current and non-current, is presented as follows:

	Consolidated
	09.30.2020	12.31.2019
Accrued vacation pay	3,626	2,659
Profit sharing	125	65
Employees variable compensation program	1,863	2,640
Voluntary seveerance program (PDV)	5,247	565
Salaries and related charges	1,570	856
Total	12,431	6,785
Current	10,609	6,632
Non current	1,822	153

13.1	Variable compensation

Performance Award Program

In the first quarter of 2020, the company paid, in advance, the amount of R$ 655 referring to the variable remuneration program obtained on the goals achieved for the year 2019, whose final payment is expected to occur until December 2020.

On April 28, 2020, the Board of Directors approved the program for 2020 that will be effective if the company presents a net income in the year 2020, associated with the fulfillment of the company's performance metrics and the individual performance of employees and results of the areas.

In the current scenario, where the company does not present net income from the period of January to September 2020, there was no provision for variable remuneration for the year 2020.

13.2	Voluntary Severance Programs

As of September 30, 2020, the company has four voluntary severance programs (PDV) and incentive retirement programs (PAI) that provide for the same legal and indemnity benefits whose registration deadlines ended between June and September 2020, totaling an average of 11,005 adhesions, including 505 from Transpetro:

i. PDV 2019 for retirees by the Social Security until promulgation of the Pension Reform;

ii. Specific PDV for employees working in assets/units in the process of divestment;

iii. Exclusive PDV for employees working in the company's corporate segment;

iv. PAI for employees entitled to retirement valid after promulgation of the Pension Reform; and

v. PDV for employees of Transpetro's sea and land staff.

31

The changes in the provision as of September 30, 2020 are shown below:

	Consolidated
	09.30.2020	12.31.2019
Opening Balance	565	141
Discontinued operations	−	(83)
Enrollments	5,674	798
Revision of provisions	(237)	(8)
Separations in the period	(755)	(283)
Closing Balance	5,247	565
Current	3,425	394
Non-current	1,822	171

On April 7, 2020, the Board of Directors approved adjustments to the current severance programs that generated an additional provision of R$ 1,290 in the second quarter of 2020, referring to the enrolled and already dismissed public, as well as approving the creation of the Incentive Retirement Program (PAI), a severance program with an enrollment period between May 6, 2020 and July 31, 2020, aimed at employees entitled to retirement who, after the promulgation of the Pension Reform, were unable to participate in the 2019 PDV.

The recognition of the provision for expenses on retirement programs occurred as employees joined them.

The expected impact of the indemnities on the company's cash will be diluted over the next three years, according to the expected dismissal date. In addition, the company chose to defer the payment of severance payments in two installments, one at the time of dismissal and the other in July 2021 or one year after the dismissal, whichever is greater.

14	Employee benefits (Post-Employment)
	Consolidated		Parent Company
	09.30.2020	12.31.2019	09.30.2020	12.31.2019
Liability
Pension plan Petros Renegotiated	30,655	41,239	30,690	41,239
Pension plan Petros Non-Renegotiated	8,848	13,154	8,813	13,154
Pension plan Petros Renegotiated Pre-70	7,332	−	7,332	−
Pension plan Petros Non-Renegotiated Pre-70	5,242	−	5,242	−
Pension plan Petros 2	2,548	3,987	2,155	3,455
Health Care (AMS)	44,875	48,312	43,516	46,921
Other plans	105	98	−	−
Total	99,605	106,790	97,748	104,769
Current	3,837	3,577	3,837	3,577
Non current	95,768	103,213	93,911	101,192
Total	99,605	106,790	97,748	104,769

14.1	Pension and medical benefits

On December 27, 2019, the Previc authorized the split of PPSP-R and PPSP-NR plans, aiming to gather participants of “Pre-70 group” in “PPSP-R Pre-70” and “PPSP-NR Pre-70”.

On March 18, 2020, the Petros Foundation's Deliberative Council approved the financial statements for 2019 with accumulated deficits of R$ 2,309 and R$ 1,093 for the Petrobras System Renegotiated (PPSP –R) and Petrobras System Non-Renegotiated (PPSP-NR) plans, respectively, in accordance with accounting practices adopted in Brazil applicable to entities regulated by the Conselho Nacional de Previdência Complementar (CNPC).

The deficits determined by Petros have been calculated annually by an independent actuary and are already recognized in Petrobras' financial statements for 2019, in accordance with the technical pronouncements issued by the Comitê de Pronunciamentos Contábeis (CPC), approved by the Comissão de Valores Mobiliários (Brazilian Securities Commission) (CVM).

The main differences in accounting practices adopted in Brazil (CNPC and CVM) between Pension Fund and Sponsor to calculate the actuarial commitment, are shown below:

32

		2019
	PPSP-R	PPSP-NR
Deficit registered by Petros	2,309	1,093
Financial assumptions	13,407	3,653
Ordinary and extraordinary sponsor contributions	13,319	3,269
Changes in fair value of plan assets (*)	8,938	4,810
Others (including Actuarial valuation method)	3,266	330
Net actuarial liability registered by the Company	41,239	13,154
(*) Balance of accounts receivable arising from the Term of Financial Commitment - TFC signed with Petrobras, which Petros recognizes as equity.

New deficit settlement plan (New PED)

On April 28, 2020, the new Deficit Equation Plan (New PED) of the Petros plans of the Petrobras Renegotiated and Non-Renegotiated System (PPSP-R and PPSP-NR), as well as the changes in the regulation referring to the reduction of the lump sum death benefit and others were approved by the Secretariat for Coordination and Governance of State-owned Companies (Secretaria de Coordenação e Governança das Empresas Estatais) (Sest) and, on May 5, 2020, by the National Superintendence of Supplementary Pension Plans (Superintendência Nacional de Previdência Complementar) (Previc).

The New PED, which covers deficits from 2015 to 2018 and incorporates 2019 results, was valued at R$ 33,700 on December 31, 2019. Of the total amount, the amount of R$ 15,620 will be borne by Petrobras in compliance with the principle of the contributory parity provided for in Constitutional Amendment No. 20/1998, of which R$ 13,566 through extraordinary contributions throughout the existence of the plans and R$ 2,054 from contributory contributions in 20 years as a counterpart of the company for the reduction of the lump sum death benefit.

The remaining deficit will be borne by the other sponsors and participants in the PPSP-R and PPSP-NR plans.

The current model differs from that applied in PED-2015 and aimed to reduce the extraordinary contributions to the monthly budget of most of the participants by: (i) extending the collection time to a lifetime, replacing 18 years; (ii) adoption of a single rate for assets and another for assisted; (iii) institution of an annual contribution of 30% on the 13th benefit; and (iv) reduction in the amount of the lump sum death benefit.

The New PED includes changes to some rights and changes in the regulations of the PPSP-R and PPSP-NR in accordance with Resolution 25 of CGPAR (Interministerial Commission for Corporate Governance and Administration of Corporate Participation of the Union), of December 6, 2018, which establishes guidelines and parameters for federal state companies regarding the sponsorship of pension plans.

The main changes in the regulation were: (i) establishment of a new criterion for calculating the amount of lump sum death benefit; (ii) disconnection from the Social Security, (iii) calculation of the benefit and (iv) readjustment by the IPCA. Since, except for item (i), these changes are only applicable to active participants without acquired rights (assets that did not retire by the Social Security before the regulation was amended).

Mid-term review of PPSP-R and PPSP-NR plans

In May 2020, with the approval of the New PED that included the amendment of the regulations, in addition to the contributory contribution obligation, the liability of the PPSP-R and PPSP-NR pension benefit plans decreased by R$ 1,479, with recognition of:

(i) R$ 51 of net gain in net income (loss), referring to the cost of the past service, of which R$ 2,430 of gain due to the reduction of the lump sum death benefit, R$ 325 of expenses due to other changes in regulations and R$ 2,054 of expenses due to the assumption the contributory contribution obligation; and

(ii) R$ 1,428 of net gain in other comprehensive income in shareholders’ equity, referring mainly to the increase in the discount rate, partially offset by the loss in guarantee assets and by the recalculation of extraordinary contributions.

The value of the cost of past service calculated is the result of changes in the plan's regulations, mainly due to the reduction of the lump sum death benefit and the disconnection of the Social Security and the establishment of a reference unit of the plan (UR), which sets a single value, of R$ 4 thousand, adjusted annually by the IPCA, necessary to determine the value of Petros supplementation, replacing the value of the Social Security estimated, the active participants not granted.

The disconnection from the Social Security provides that the Petros benefit is granted to the participant regardless of retirement by Social Security.

The average duration of the actuarial liabilities of the PPSP-R and PPSP-NR plans, on May 31, 2020, is 13.14 years and 12.34 years, respectively (13.78 years and 11.05 years on December 31, 2019, respectively).

a) Debt instrument

The company entered into an obligation with Petros under the New PED in the amount of R$ 2,054, calculated based on the Previc rules, referring to the contributory contribution, equivalent to the revision of the lump sum death benefit for solving the deficit, provided for in the rules of the New PED. This contribution differs from the R$ 2,430 reduction in actuarial liabilities, calculated in accordance with CVM rules, basically due to the difference in the discount rate.

33

The debt instrument will be paid in 40 semiannual installments for a period of up to 20 years and updated based on the fixed actuarial goal of the plans, which is reviewed annually. In December 2019, the rate was 4.43% + IPCA for PPSP-R and 4.37% + IPCA for PPSP-NR.

As of September 30, 2020, the balance of the updated Debt Instrument totaled R$ 2,115.

b) Pension plan assets - PPSP-R and PPSP-NR plans

The balance of guaranteeing assets, considered in the mid-term review, positioned on May 31, 2020, of the PPSP-R and PPSP-NR plans, in the amount of R$ 38,431 and R$ 9,945, respectively (R$ 43,081 and R$ 10,847 in 2019), had a reduction in relation to the year of 2019 due to the devaluation of investments linked to the index of the Brazilian stock exchange (Ibovespa) and those linked to the index of federal government bonds indexed to inflation (IMAB5 +).

The assets are basically represented by investments in fixed income and variable income, according to the allocation limit provided for in the current regulation.

c) Update of liabilities of other plans - Petros 2, AMS and others

In view of the mid-term review of the PPSP-R and PPSP-NR plans, the company assessed the need to update the liabilities, net of guarantee assets, positioned in May 2020, of the other pension and health plans with the new discount rate calculated, given its representativeness in the value of the obligation, in order to obtain uniformity between the plans, using the sensitivity analysis of the year of 2019 (effect of the rate variation on the obligation) as a parameter for registration, as well as the guaranteeing assets positioned in May 2020. This update resulted in a reduction in liabilities and gains in other comprehensive income in shareholders' equity of R$ 7,647 mainly due to the increase in the discount rate.

d) Actuarial assumptions

The actuarial assumptions used to carry out the interim actuarial valuation of May 2020, compared with those adopted in the actuarial valuation of December 2019 were revisited and have not changed, except for the discount rate assumption presented below:

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				09.30.2020				12.31.2019
	PPSP-R	PPSP-NR	PP2	AMS	PPSP-R	PPSP-NR	PP2	AMS
Real discount rate	4.18%	4.12%	4.56%	4.34%	3.40%	3.37%	3.56%	3.46%

Changes in obligations with pension and health plans recognized in the Statement of Financial Position and in the Statement of Income

The movement of these events occurred with pension and health plans with defined benefit characteristics is shown below:

	Consolidated
	Pension Plans			Health Care
	PPSP Renegotiated (*)	PPSP Non-Renegotiated(*)	Petros 2	AMS	Other Plans	Total
Balance at January 1, 2019	27,711	11,161	1,591	47,411	275	88,149
Discontinued operations	(1,574)	(694)	(68)	(2,569)	(3)	(4,908)
Remeasurement effects recognized in other comprehensive income	17,101	3,357	2,170	365	18	23,011
Current service cost	200	24	154	813	8	1,199
Net interest over net liability (asset)	2,013	810	140	4,037	18	7,018
Contributions paid	(1,350)	(428)	−	(1,745)	(28)	(3,551)
Payments related to Term of financial commitment	(2,862)	(1,076)	−	−	−	(3,938)
Others	−	−	−	−	(190)	(190)
Balance at December 31, 2019	41,239	13,154	3,987	48,312	98	106,790
Current	1,404	656	−	1,516	−	3,576
Non-current	39,835	12,498	3,987	46,796	98	103,214
Balance at December 31, 2019	41,239	13,154	3,987	48,312	98	106,790
Remeasurement effects recognized in other comprehensive income
(Gains) / Losses - financial assumptions	(984)	(611)	(1,878)	(5,749)	(20)	(9,242)
(Gains) / Losses - experience - extraordinary contributions	292	471	−	−	−	763
Experience (gains) / losses	(2,266)	1,670	−	−	−	(596)
Debt instrument - contribution for the equalization of the deficit	1,629	486	−	−	−	2,115
Cost of past service - regulation change	−	−	−	−	−	−
Reduction in the lump sum death benefit	(1,877)	(553)	−	−	−	(2,430)
Other changes	252	73	−	−	−	325
Current service cost	20	4	217	883	6	1,130
Net interest over net liability (asset)	1,593	570	218	2,566	12	4,959
Contributions paid	(1,035)	(324)	−	(1,136)	(6)	(2,501)
Payments related to Term of financial commitment	(880)	(847)	−	−	−	(1,727)
Others	4	(3)	4	(1)	15	19
Balance at September 30, 2020	37,987	14,090	2,548	44,875	105	99,605
Current	1,576	744	−	1,517	−	3,837
Non-current	36,411	13,346	2,548	43,358	105	95,768
Balance at September 30, 2020	37,987	14,090	2,548	44,875	105	99,605
(*) Includes the balances of the Plans PPSP-R Pre70 and PPSP-NR Pre-70

The net actuarial gain of R$ 9,242 in the financial hypothesis is due to the increase in the discount rate on the actuarial liability in the amount of R$ 16,900, partially offset by the loss in the return on guarantee assets of R$ 7,658, mainly in the PPSP-R plans and PPSP-NR.

35

The net expense for pension and health plans is shown below:

	Consolidated
	Pension Plans			Health Care
	Petros Renegotiated (*)	Petros Non-Renegotiated(*)	Petros 2	AMS	Other Plans	Total
Related to active employees	392	148	366	1,686	18	2,610
Related to retired employees	1,225	432	69	1,763	−	3,489
Net costs for Jan-Sep/2020	1,617	580	435	3,449	18	6,099
Net costs for Jan-Sep/2019	1,660	626	222	3,637	22	6,167
Related to active employees	86	13	122	562	6	789
Related to retired employees	374	152	22	587	−	1,135
Net costs for Jul-Sep/2020	460	165	144	1,149	6	1,924
Net costs for Jul-Sep/2019	553	209	74	1,213	4	2,053
(*) Includes the balances of the Plans PPSP-R Pre70 and PPSP-NR Pre-70

The Petros 2 Plan has a defined contribution portion whose payments are recognized in the income statement. In the period from January to September 2020, the company's contribution to the defined contribution portion of the Petros 2 Plan was R$ 640 (R$ 678, for the period from January to September 2019). In the period from July to September 2020, the contribution was R$ 230 (R$ 230 in the same period of 2019).

15	Provisions for legal proceedings
15.1	Provisions for legal proceedings, judicial deposits and contingent liabilities

The Company recognizes provisions based on the best estimate of the costs of proceedings for which it is probable that an outflow of resources embodying economic benefits will be required and that can be reliably estimated. These proceedings mainly include:

•	Labor claims, in particular: (i) opt-out claims related to a review of the methodology by which the minimum compensation based on an employee's position and work schedule (Remuneração Mínima por Nível e Regime - RMNR) is calculated; and (iii) actions of outsourced employees;
•	Tax claims including: (i) claims relating to Brazilian federal tax credits applied that were disallowed; and (ii) alleged misappropriation of VAT tax credits; and (iii) fines for non-compliance with accessory tax obligation;
•	Civil claims relating to: (i) litigations involving the company Sete Brasil; (ii) claims involving contracts; (iii) royalties and special participation charges, including royalties over the shale extraction; and (iv) penalties applied by ANP relating to measurement systems.
•	Environmental claims related to: (i) indemnity and fines related to the environmental accident that occurred in 2000 in the State of Paraná; and (ii) fines related to the company's offshore operation..
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Provisions for legal proceedings are set out as follows:

	Consolidated
Current and Non-current liabilities	09.30.2020	12.31.2019
Labor claims	3,697	3,608
Tax claims	2,434	1,865
Civil claims	3,818	6,138
Environmental claims	1,460	935
Total	11,409	12,546
Current liabilities (*)	5	−
Non-current liabilities	11,404	12,546

(*) Amounts classified in other accounts payable in current liability.

	Consolidated
	09.30.2020	12.31.2019
Opening Balance	12,546	28,695
Additions, net of reversals	1,294	4,449
Use of provision	(3,347)	(21,050)
Accruals and charges	776	1,492
Transfer to assets held for sale	−	(1,136)
Others	140	96
Closing balance	11,409	12,546

In preparing its consolidated financial statements for the period ended on September 30, 2020, the Company considered all available information concerning legal proceedings in which the Company is a defendant, in order to estimate the amounts of obligations and probability that outflows of resources will be required.

In the period from January to September 2020, the reduction in liabilities arises mainly from changes in the following cases: (i) a reduction of R$ 2,801 due to civil litigation involving contractual issues; and (ii) a reduction of R$ 331 referring to the agreement approved by the STF in claim for compensation of loss of profit in a lawsuit filed by Sergás and the State of Sergipe; mainly offset by: (iii) R$ 509 in the provision for civil litigation involving contractual matters; (iv) R$ 359 in the provision for lawsuits involving a refinery engineering contract; (v) R$ 397 for the transfer to probable loss in actions of environmental fines related to the company's operation; (vi) R$ 168 for the transfer to probable loss in an VAT Tax collection action in Refining domestic consumption operations; (vii) R$ 471 in fines at the Brazilian state level related to accessory obligations.

15.2	Judicial deposits

Judicial deposits made in connection with legal proceedings are set out in the table below according to the nature of the corresponding lawsuits:

	Consolidated
Non-current assets	09.30.2020	12.31.2019
Tax	26,729	23,885
Labor	4,448	4,258
Civil	5,409	4,361
Environmental	608	645
Others	494	49
Total	37,688	33,198

	Consolidated
	09.30.2020	12.31.2019
Opening Balance	33,198	26,003
Additions	4,100	7,942
Use	(320)	(739)
Accruals and charges	697	1,300
Transfer to assets held for sale	−	(1,305)
Others	13	(3)
Closing balance	37,688	33,198

In the period of January to September 2020, the Company made judicial deposits in the amount of R$ 4,100, including: (i) R$ 1,279 related to the chartering of platforms due to the legal dispute related to the withholding income tax (IRRF); (ii) R$ 1,024 referring to IRPJ and CSLL for not adding the income of subsidiaries and affiliates domiciled abroad to the IRPJ and CSLL calculation basis; (iii) R$ 848 referring to the Unification of Fields (Cernambi, Tupi, Tartaruga Verde and Tartaruga Mestiça); and (iv) R$ 421 of deposit in guarantee abroad for the foreclosure of a ship.

15.3	Contingent liabilities

As of September 30, 2020, the contingent liabilities indexed to inflation and updated by applicable interest rates, estimated for legal proceedings, whose likelihood of loss is considered possible, are shown in the table below:

37

	Consolidated
Nature	09.30.2020	12.31.2019
Tax	126,951	130,499
Labor	41,836	39,235
Civil – General	21,214	24,097
Civil – Environmental	6,966	6,352
Total	196,967	200,183

The main contingent liabilities are:

•	Tax matters comprising: i) withholding income tax (IRRF), Contribution of Intervention in the Economic Domain (CIDE), Social Integration Program (PIS) and Contribution to Social Security Financing (COFINS) on remittances for payments of vessel charters; (ii) income from foreign subsidiaries and associates located outside Brazil not included in the computation of taxable income (IRPJ and CSLL); (iii) requests to compensate federal taxes disallowed by the Brazilian Federal Tax Authority; (iv) collection and crediting of VAT tax by several states; and (v) collection of social security contributions on payments of bonuses.
•	Labor matters comprising mainly actions requiring a review of the methodology by which the minimum compensation based on an employee's position and work schedule (Remuneração Mínima por Nível e Regime - RMNR) is calculated;
•	Civil matters comprising: (i) litigations regarding Sete Brasil; (ii) administrative proceedings challenging an ANP order requiring Petrobras to pay additional special participation fees and royalties (production taxes) with respect to several fields; (iii) a public civil action that discusses the alleged illegality of the gas supply made by the Company to its Nitrogen Fertilizer Production Unit; and (iv) fines from regulatory agencies.
•	Environmental lawsuits, with emphasis on indemnities for collective material and moral damages to the environment and environmental fines related to the company's operation.

In the period from January to September 2020, in addition to the increase resulting from the monetary restatement of the amounts, there were reductions related to the following events: i) R$ 3,645 in civil litigation involving contractual issues; ii) R$ 2,447 reclassified to remote loss, related to differences in VAT tax rates on jet fuel sales made based on State Law 4,181 / 2003, of Rio de Janeiro, which was declared unconstitutional by the Federal Supreme Court, but later remitted by state legislation, in accordance with VAT tax Agreement 190/2017; (iii) R$ 2,381 reclassified to remote loss of assessment notices on VAT tax payment on natural gas imports from Bolivia; and (iv) R$ 3,188 of tax assessment notices on VAT Tax payment to the states of Rio de Janeiro and Espírito Santo for adhering to the amnesty program according to Note 12.2.

15.4	Legal proceedings arising from divestments

As of September 30, 2020, Petrobras is responsible for certain legal proceedings classified as possible loss in the amount of R$ 4,049 (R$ 2,470 on December 31, 2019) arising from the sale of 90% of the interest in Transportadora Associada de Gás ( TAG) in April 2019 and in the amount of R$ 296 (R$ 9 on December 31, 2019) arising from the sale of shares of Companhia Petroquímica de Pernambuco (PetroquímicaSuape) and Companhia Integrada Têxtil de Pernambuco (Citepe). The increase in the period is mainly due to the receipt of administrative procedures, pending by the Federal Revenue of Brazil, which question the partial approval of federal tax offset declarations.

15.5	Class action and related proceedings

With regard to collective action in the Netherlands, on January 29, 2020, the Court determined that shareholders who understand Portuguese and / or who bought shares through intermediaries or other agents who understand that language, among other shareholders, are subject to the clause of arbitration provided for in the company's Bylaws, remaining out of the collective action proposed by the Foundation. The Court also considered the binding effect of the agreement signed to close the United States' class action. In this way, the Foundation needs to demonstrate that it represents a sufficient number of investors to justify pursuing collective action in the Netherlands. The Foundation answered some of the questions raised by the Court on May 6, 2020 and Petrobras submitted its statement in relation to such responses on August 11, 2020.

In Argentina's arbitration, described in item 19.4.4 of the financial statements for the year ended December 31, 2019, the appeal filed by the Association has not yet been judged by the Argentine Supreme Court.

Regarding the criminal actions in Argentina, detailed in item 19.5 of the financial statements for the year ended December 31, 2019, it should be noted that, in the context of the action related to the alleged fraudulent offer of securities, the judge accepted the company's defense on September 14, 2020 and decided that Petrobras cannot be sued in a criminal action before the Argentine Justice. The Association appealed against this decision, and the appeal is pending judgment.

38

15.6	Arbitrations in Brazil

Petrobras responds to six arbitrations instituted before the Market Arbitration Chamber (CAM), linked to B3 - Brasil, Bolsa, Balcão. Five of these arbitrations were initiated by multiple national and foreign investors. The other, established by an association that is not a shareholder of the company, intends to be collective, through representation of all minority shareholders of Petrobras that acquired shares in B3 between January 22, 2010 and July 28, 2015. Investors intend that the company indemnify them for the alleged financial losses caused by the decrease in the price of Petrobras shares listed on the stock exchange in Brazil, resulting from the acts revealed by Operation Lava Jato.

These arbitrations involve very complex issues, which are subject to substantial uncertainties and which depend on factors such as: unprecedented legal theses, schedules yet to be defined by the Arbitral Courts, the obtaining of evidence in the hands of third parties or opponents and expert analysis.

Furthermore, the claims made are broad and span several years. The uncertainties inherent in all of these issues affect the amount and timing of the final decision on these arbitrations. As a result, the company is unable to produce a reliable estimate of the potential loss in these arbitrations.

Depending on the outcome of all these cases, the company may have to pay substantial amounts, which could have a material adverse effect on its financial condition, consolidated results or consolidated cash flow in a given period. However, Petrobras does not acknowledge responsibility for the supposed losses alleged by investors in these arbitrations, nor is it appropriate for collective arbitration.

Most of these arbitrations are still far from an outcome, either in preliminary stages or beginning the evidence production phase, so that there is no provision for the judgment of the respective arbitral courts. However, in one of the arbitrations, proposed by two institutional investors, on May 26, 2020, a partial arbitral award was issued that indicates the company's responsibility, but does not determine the payment of amounts by Petrobras, nor does it end the procedure. This arbitration is confidential, as well as the others in progress, and the partial award - which does not represent a CAM position, but only the three arbitrators that make up this arbitration panel - does not extend to the other existing arbitrations.

On July 20, 2020, Petrobras filed a lawsuit for the annulment of this partial arbitration award, as it understands that it contains serious flaws and improprieties. This lawsuit is still pending and has not yet been judged. In compliance with CAM rules, the lawsuit is pending in secret. Petrobras reiterates that it will continue to defend itself vigorously, out of respect for its current shareholders, in all arbitrations to which it is a party.

16	Provision for decommissioning costs
	Consolidated
	09.30.2020	12.31.2019
Opening balance	70,377	58,637
Adjustment to provision	64	23,228
Transfers related to liabilities held for sale (*)	(874)	(12,261)
Payments made	(1,451)	(1,986)
Interest accrued	2,198	2,749
Others	104	10
Total	70,418	70,377

(*) In 2019, includes transfers related to the Campos basin (R$ 10,404); concessions in Rio Grande do Norte (R$ 149); Bahia concessions (R$ 60); Frade field (R$ 471) and Baúna field (R$ 1,177), according to note 24.

The review of the key assumptions in the company's planning, when preparing the financial statements of March 31, 2020, impacted by the effects of COVID-19 and the supply and demand crisis in the oil and gas industry, did not result in material changes in the provision for decommissioning costs, given its formation, for the most part, long term, and composition of its cost structure, basically in dollars. This position has not been changed for the preparation of the financial statements of September 30, 2020.

17	The “Lava Jato (Car Wash) Operation” and its effects on the Company

The Company has monitored the progress of investigations under the “Lava Jato” Operation and, in the preparation of these unaudited interim financial statements for the period ended September 30, 2020, did not identify any additional information that would affect the adopted calculation methodology to write off, in the third quarter of 2014, amounts overpaid for the acquisition of property, plant and equipment. The Company will continue to monitor these investigations for additional information in order to assess their potential impact on the adjustment made.

During the period from January to September 2020, it was recognized, as a result of leniency agreements and collaboration and repatriation agreements, the reimbursement of R$ 515. These funds are presented as other operating income and add up to the amount of R$ 4,151 recognized in previous periods, aiming at the accumulated position.

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17.1	U.S. Commodity Futures Trading Commission – CFTC

On May 30, 2019, Petrobras was contacted by the U.S. Commodity Futures Trading Commission - CFTC with requests for information on the trading activities that are the subject of investigation in Operation Lava Jato. Petrobras will continue to cooperate with the authorities, including the CFTC, with respect to any investigation.

17.2	Order of civil inquiry - Brazilian Public Prosecutor’s Office

On December 15, 2015, the State of São Paulo Public Prosecutor’s Office issued the Order of Civil Inquiry 01/2015, establishing a civil proceeding to investigate the existence of potential damages caused by Petrobras to investors in the Brazilian stock market. The Brazilian Attorney General’s Office (Procuradoria Geral da República) assessed this civil proceeding and determined that the São Paulo Public Prosecutor’s Office has no authority over this matter, which must be presided over by the Brazilian Public Prosecutor’s Office. The Company has provided all relevant information.

18	Property, plant and equipment
18.1	By class of assets
	Consolidated						Parent Company
	Land, buildings and improvement	Equipment and other assets (*)	Assets under construction (**)	Exploration and development costs (oil and gas producing properties) (***)	Right-of-use assets	Total	Total
Balance at January 1,2019	20,189	294,592	112,085	182,963	−	609,829	483,375
Adoption of IFRS 16	−	−	−	−	102,970	102,970	194,523
Additions	3	11,268	20,510	593	9,220	41,594	77,082
Additions to / review of estimates of decommissioning costs	−	−	−	22,633	−	22,633	22,699
Capitalized borrowing costs	−	−	5,254	−	−	5,254	5,175
Reimbursement under the Transfer of Rights Agreement	−	−	−	(34,238)		(34,238)	(34,238)
Write-offs	(15)	(374)	(1,168)	(1,674)	(86)	(3,317)	(3,314)
Transfers	1,818	22,950	(40,251)	19,242	470	4,229	8,668
Transfers to assets held for sale	(3,159)	(19,461)	(2,436)	(4,716)	(5,265)	(35,037)	(12,892)
Depreciation, amortization and depletion	(910)	(24,044)	−	(18,772)	(19,792)	(63,518)	(69,657)
Impairment recognition	(5)	(5,231)	(5,903)	(3,041)	(662)	(14,842)	(10,963)
Impairment reversal	−	971	325	1,801	−	3,097	2,358
Cumulative translation adjustment	17	3,002	64	54	158	3,295	−
Balance at December 31, 2019	17,938	283,673	88,480	164,845	87,013	641,949	662,816
Cost	27,839	501,808	135,599	292,930	107,233	1,065,409	1,022,399
Accumulated depreciation, amortization, depletion and impairment	(9,901)	(218,135)	(47,119)	(128,085)	(20,220)	(423,460)	(359,583)
Balance at December 31, 2019	17,938	283,673	88,480	164,845	87,013	641,949	662,816
Additions	−	20,514	8,144	48	12,418	41,124	82,907
Constitution / revision of the provision for decommisioning costs (note 16)	−	−	−	64	−	64	−
Capitalized borrowing costs	−	−	3,538	−	−	3,538	3,487
Write-offs	(25)	(123)	(489)	(31)	(32)	(700)	(18,843)
Transfers	(1,533)	4,788	(4,582)	2,857	(243)	1,287	609
Transfers to assets held for sale	−	(109)	(212)	(2,300)	(1)	(2,622)	(2,617)
Depreciation, amortization and depletion	(560)	(19,049)	−	(15,002)	(15,061)	(49,672)	(55,820)
Impairment recognition (note 20)	(24)	(33,533)	(14,339)	(16,075)	(1,616)	(65,587)	(55,893)
Impairment reversal (note 20)	−	192	−	−	−	192	117
Cumulative translation adjustment	222	17,405	1,577	409	1,668	21,281	−
Balance at September 30, 2020	16,018	273,758	82,117	134,815	84,146	590,854	616,763
Cost	28,386	546,650	135,369	299,433	119,842	1,129,680	1,077,032
Accumulated depreciation, amortization, depletion and impairment	(12,368)	(272,892)	(53,252)	(164,618)	(35,696)	(538,826)	(460,269)
Balance at September 30, 2020	16,018	273,758	82,117	134,815	84,146	590,854	616,763
Weighted average useful life in years	40 (25 to 50) (except lands)	20 (3 to 31)		Units of production method	8 (2 to 47)
(*) It is composed of platforms, refineries, thermoelectric power plants, natural gas processing plants, pipelines and other operating, storage and production plants, including subsea production equipment and oil and gas depreciated by the units produced method.
(**) See note 25 for assets under construction by operating segment.

(***) It is composed of exploration and production assets related to wells, abandonment and dismantling of areas, signature bonuses associated to proved reserves and other costs directly associated with the exploration and production.

The rights-of-use comprise the following underlying assets:

40

	Consolidated				Parent Company
	Platforms	Vessels	Buildings and others	Total	Total
Balance at September 30, 2020	42,921	37,721	3,504	84,146	142,206
Cost	57,689	55,482	6,671	119,842	193,581
Accumulated depreciation, amortization, depletion and impairment	(14,768)	(17,761)	(3,167)	(35,696)	(51,375)
Balance at December 31, 2019	49,162	33,594	4,257	87,013	172,111
Cost	58,618	43,119	5,496	107,233	206,743
Accumulated depreciation, amortization, depletion and impairment	(9,456)	(9,525)	(1,239)	(20,220)	(34,632)

Expenses and Volumes Equalization Agreements

Petrobras has Production Individualization Agreements (AIP) signed in Brazil with partner companies (Shell, Petrogal, Repsol and Total) in E&P consortia. These agreements will result in equalizations payable or receivable for expenses and production volumes related to the Tupi, Sépia, Atapu, Berbigão, Sururu, Albacora Leste and others fieldands.

Tupi, Sépia and Atapu

On April 30, 2020, Petrobras and partner companies in the shared deposits of Tupi, Sépia and Atapu signed the Expenses and Volumes Equalization Agreements (AEGV) from which Petrobras received R$ 2,347 on May 29 2020, due to the equalization as a result of the increase in participation in the three deposits, of which R$ 3,860 is recorded in other operating income and R$ 1,513 is recorded in property, plant and equipment.

On May 1, 2020, as a result of these Agreements, PNBV, a Petrobras subsidiary, signed Share Purchase Agreements for the additional 2.589% interest in Tupi BV (Tupi), for the amount of R$ 509 (US$ 84 million), and an additional 47.613% interest in Iara BV (Atapu) for R$ 4,525 (US$ 805 million), subject to price adjustments. The allocation of the acquisition price of the participations was based on the relative fair values of the assets acquired and liabilities assumed, generating an increase in the amount of R$ 5,034 (US$ 889 million), mainly in property, plant and equipment.

On September 15, 2020, a price adjustment occurred, resulting in additional payments on the acquisition of interest in Tupi BV and Iara BV, in the amount of R$ 73 (US$ 13 million), impacting property, plant and equipment.

Equalization provisions: Berbigão, Sururu, Albacora Leste and others

As of September 30, 2020, Petrobras has an estimated amount to pay for the execution of the AIPs submitted to the ANP for approval of R$ 281 (R$ 456 on December 31, 2019). In the period from January to September 2020, these agreements resulted in payments and recognition of additions and write-offs in fixed assets, in addition to other net expenses of R$ 119, reflecting the best available estimate of the assumptions used in calculating the calculation base. In the third quarter of 2020, the revision of estimates of amounts payable of deposits, mainly Berbigão, resulted in R$ 733 in other operating expenses.

18.2	Capitalization rate used to determine the amount of borrowing costs eligible for capitalization

The capitalization rate used to determine the amount of borrowing costs eligible for capitalization was the weighted average of the borrowing costs applicable to the borrowings that were outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. For the nine-month period ended September 30, 2020, the capitalization rate was 6.05% p.a. (6.30% p.a. for the same period of 2019).

41

19	Intangible assets
19.1	By class of assets
	Consolidated				Parent Company
	Rights and Concessions	Softwares	Goodwill	Total	Total
Balance at January 1, 2019	9,024	1,060	786	10,870	9,268
Additions	5,505	423	−	5,928	5,823
Concession for exploration of oil and natural gas - Oil Surplus on the Transfer of Rights Agreement	63,141	−	−	63,141	63,141
Capitalized borrowing costs	−	19	−	19	19
Write-offs	(38)	(22)	−	(60)	(49)
Transfers	(324)	(190)	(539)	(1,053)	5
Amortization	(42)	(315)	−	(357)	(303)
Impairment recognition	(5)	−	−	(5)	−
Cumulative translation adjustment	−	1	5	6	−
Balance at December 31, 2019	77,261	976	252	78,489	77,904
Cost	77,755	5,929	252	83,936	82,449
Accumulated amortization and impairment	(494)	(4,953)	−	(5,447)	(4,545)
Balance at December 31, 2019	77,261	976	252	78,489	77,904
Additions	18	254	−	272	246
Capitalized borrowing costs	−	6	−	6	6
Write-offs	(911)	(16)	−	(927)	(902)
Transfers	(12)	(21)	−	(33)	(26)
Amortization	(28)	(222)	−	(250)	(224)
Impairment recognition	−	−	(32)	(32)	−
Cumulative translation adjustment	25	3	51	79	−
Balance at September 30, 2020	76,353	980	271	77,604	77,004
Cost	76,805	6,309	304	83,418	81,791
Accumulated amortization and impairment	(452)	(5,329)	(33)	(5,814)	(4,787)
Balance at September 30, 2020	76,353	980	271	77,604	77,004
Estimated useful life in years	(*)	5	Undefined

(*) Mainly composed of assets with indefinite useful lives, which are reviewed annually to determine whether events and circumstances continue to support an indefinite useful life assessment.

All agreements whose signature bonuses were paid in the last quarter of 2019, were signed with the regulatory authorities in the first quarter of 2020.

In the third quarter of 2020, a write-off of R$ 800 was recognized related to the Peroba exploratory block.

42

20	Impairment

The Company annually tests its assets for impairment or when there is an indication that their carrying amount may not be recoverable.

In the period from January to September 2020, two events occurred, concentrated in the first quarter, with significant and adverse effects on the oil and oil products market: (i) the outbreak of the COVID-19 pandemic, with an abrupt reduction in the circulation of people, causing a double supply and demand shock with retraction in world activity and (ii) failure in negotiations between members of the Organization of Petroleum Exporting Countries and other producers, led by Russia, to define production quotas, which contributed to the increase global oil supply and price reduction in early March.

These events led the company to adopt a series of measures aimed at preserving cash generation, in order to reinforce its financial strength and resilience of its businesses, as well as to review, and approve in the Board of Directors, some of its key premises planning, such as Brent price, exchange rate, derivative spreads, among others. It should be noted that this set of assumptions remains the same, with no changes until the third quarter. Additionally, in order to monitor relevant fluctuations between its planning cycles, the company controls the projection of its short-term reference price assumptions, compared to realized prices, without identifying effects that would result in the modification of the assumptions used in previous quarters.

Reserve volume estimates are prepared reflecting, in an integrated manner, the projects in the company's Strategic Planning portfolio, technical uncertainties and assumptions such as prices and costs. As of September 30, 2020, there was no change in the company's portfolio of projects, except the one mentioned in Note 3.3, or in the reserve volumes that impacted the quarterly financial statements.

In this scenario, the company assessed the economic recoverability of its assets and in the period from January to September 2020, impairment losses of R$ 65,229 were recognized, fully concentrated in the first quarter of 2020, with emphasis on:

i) the effect of a new set of planning assumptions on the recoverable amount of several E&P fields, mainly in the CGUs Roncador, Marlim Sul; Polo Norte, Albacora Leste, Polo Berbigão-Sururu, Polo CVIT, and Mexilhão;

ii) hibernation of fields and platforms in shallow waters, affecting the CGUs Polo Norte, Polo Ceará-Mar, Polo Ubarana  and the Caioba, Guaricema and Camorim fields.

The indicative assessments conducted by the company during the third quarter of 2020 pointed to the need for additional registrations of losses for devaluation in the Camarupim oil and gas production field in the amount of R$ 258, due to the cancellation of the project highlighted in the note 3.3. This loss was offset by reversals of impairment that occurred in shallow water fields and onshore fields, reclassified to the group of assets held for sale, in the amount of R$ 188 and in FAFEN SE and BA, reflecting the lease agreements started in the third quarter of 2020, in the amount of R$ 117.

In the period from January to September 2019, property, plant and equipment, intangible and assets held for sale recorded net losses in their recoverable amounts in the amount of R$ 2,491, as highlighted in note 20.1.3.

The following is the total impairment loss on assets, net of reversal, by nature of assets or CGUs, recognized in the income for the year:

43

	Consolidated
Asset or CGU by nature (*)	Carrying amount	Recoverable amount (**)	Impairment	Business segment	Comments
	09.30.2020
Property, plant and equipment and intangible assets
Producing properties relating to oil and gas activities in Brazil (several CGUs)	182,717	117,294	(64,502)	E&P - Brazil	item (a)
Others	1,085	163	(925)	Several	item (b)
			(65.427)
Assets classified as held for sale
Producing property relating to oil and gas activities – several projects	82	306	198	E&P – Brazil	item 20.3
Others				Several
Total			(65,229)
	Carrying amount	Recoverable amount (**)	Impairment (***)	Business Segment	Comments
	09.30.2019
Property, plant and equipment and intangible assets
Producing properties relating to oil and gas activities in Brazil (several CGUs)	8,001	1,936	872	E&P - Brazil	item (a1)
Equipment and facilities linked to the production activity	1,264	−	(1,264)	E&P - Brazil	item (c)
NS-30 Drill Ship	1,388	261	(1,127)	E&P, abroad	item (d)
Comperj	1,064	−	(1,064)	RTM, Brazil	item (e)
Others	11	−	(11)	Others
			(2,594)
Assets held for sale
Others			103	Others
Total			(2,491)

(*) The net book values and recoverable values presented refer only to assets or CGUs that have suffered losses due to impairment or reversals.

(**) The recoverable amount used to evaluate the test is the value in use, except for the assets of equipment and facilities linked to the activity of oil and gas production and drilling of wells and assets held for sale, for which the recoverable value used for testing is the fair value.

(***) Amounts in parenthesis refer to reversals of impairment losses.

20.1	Impairment of property, plant and equipment and intangible assets

20.1.1. Review of Cash Generating Units:

From January to September 2020, the company identified and assessed changes in CGU Polo Norte (E&P Segment):

i) Polo Norte: exclusion of the PCH-1, PCH-2 and PNA-2 platforms and of the fields of Anequim, Bagre, Cherne, Congro, Garoupa, Malhado, Namorado, Parati and Viola, which had their productions hibernated and without forecast of resumed. The CGU Polo Norte starts to be formed by the Marlim, Albacora and Voador fields and remaining platforms;

ii) Polo Fazenda Alegre: exclusion of Campo Grande, Córrego Cedro Norte, Córrego Cedro Norte Sul, Córrego Dourado, Fazenda São Jorge, Inhambu, Jacutinga, Lagoa Bonita, Seriema and Tabuiaiá fields. The CGU Polo Fazenda Alegre is now formed by the Cancã and Fazenda Alegre fields.

20.1.2. Planning assumptions used in Impairment tests:

On March 31, 2020, the company's Board of Directors approved a new set of planning assumptions. The estimates of the key assumptions used in the cash flow projections to determine the value in use of the CGUs, for the tests carried out on March 31, 2020, were:

	2020	2021	2022	2023	2024	Long term Average
Average Brent (US$/bbl)	25	30	35	40	45	50
Average Brazilian Real (excluding inflation) - Real /U.S. dollar exchange rate (2019 prices)	5.09	5.04	4.69	4.46	4.28	3.78

At December 31, 2019, average Brent prices and Brazilian real/U.S. dollar average exchange rates used were:

	2020	2021	2022	2023	2024	Long term Average
Average Brent (US$/bbl)	65	65	65	65	65	65
Average Brazilian Real (excluding inflation) - Real /U.S. dollar exchange rate (2018 prices)	3.85	3.79	3.75	3.72	3.70	3.60

The company changed its set of macroeconomic planning assumptions, presented in the table above, as it considers, among other factors, that there will be a slow recovery in demand, with a moderate change in habits in developed economies, in which it is believed that long-term equilibrium occurs at a lower level of demand. This assessment considers that:

•	structural change in the world economy, with permanent effects arising from this economic shock, including changes observed in consumer habits, which tend to be permanent;
•	increased world oil inventories, slowing down the rebalancing of supply and demand; and
44

•	oil consuming industries, given the new scenario, will not keep their previously projected demands in the long-term, reducing consumption levels.

20.1.3. Main results of the tests for impairment of assets:

From January to September 2020, information on the main impairment losses on property, plant and equipment or on intangible assets, concentrated in the first quarter of 2020, is presented below:

a) Producing properties in Brazil – Jan-Sep/2020

Our valuations of assets linked to oil and gas production fields in Brazil resulted in the recognition of net losses in the amount of R$ 64,502 (losses of R$ 258 in the period from July to September 2020). The post-tax discount rate in constant currency, applied in the recoverability tests of March 31, 2020, to the exploration and production sector in Brazil, was 7.3% p.a (6.7% p.a. on December 31, 2019). This amount was mainly due to:

•	Losses in the amount of R$ 57,877 (loss of R$ 258 in the period from July to September 2020), mainly related to the CGUs and corporate assets that provide services in the fields below, reflecting the new set of key planning assumptions for the medium and long term vision, in particular, a drop in Brent price, devaluation of the Real against the Dollar and retractions in GDP and demand. The main losses were:

CGU	Basin	Area	Impairment
Roncador	Campos Basin	Post-Salt	(16,650)
Marlim Sul	Campos Basin	Post-Salt	(11,717)
Polo Norte	Campos Basin	Post-Salt	(9,952)
Albacora Leste	Campos Basin	Post-Salt	(3,033)
Polo Berbigão-Sururu	Santos Basin	Pre-Salt	(2,195)
Polo CVIT	Espírito Santo Basin	Post-Salt	(1,556)
Mexilhão	Santos Basin	Post-Salt	(1,009)
Polo Parque das Baleias	Campos Basin	Post-Salt	(913)
Polo Sapinhoá	Santos Basin	Pre-Salt	(704)
Papa-Terra	Campos Basin	Post-Salt	(687)
Araçás	Reconcavo Basin	Land and Shallow Waters	(599)
Carmópolis	Sergipe Basin	Land and Shallow Waters	(586)
Polo Uruguá	Santos Basin	Post-Salt	(506)
Others			(7,770)
Total			(57,877)

For these CGUs, the impairment assessment carried out on December 31, 2019 for Polo CVIT, Papa-Terra and Polo Uruguá resulted in the recognition of losses, while Roncador, Mexilhão and Araçás presented recoverable values close to the respective book values.

•	Losses in the amount of R$ 6,625 (fully recognized in the first quarter of 2020), resulting from hibernation in the production of fields in shallow waters, mainly affecting the Ubarana oil and gas production fields (R$ 2,114); Namorado (R$ 1,140), Cherne (R$ 563), Malhado (R$ 507), Congro (R$ 461) and Viola (R$ 281).
45

a1) Producing properties relating to oil and gas activities in Brazil (several CGUs) – Jan-Sep/2019

From January to September 2019, in our recoverability assessments, the company recognized reversals of impairment losses of R$ 872 (losses of R$ 636 in the period from July to September 2019) due to:

•	approval of the sale of 10 concessions located in shallow waters in the Campos Basin (Rio de Janeiro). As a result of this operation, the company assessed the recoverability of the book value of the assets of these concessions, considering the net fair value of selling expenses, which resulted in a reversal of an impairment loss in the amount of R$ 1,936;
•	revision of the composition of the Parque das Baleias pole, excluding the Cachalote and Pirambu fields, which started to be tested individually, resulting in the recognition in the second quarter of 2019 of losses due to devaluation in the amount of R$ 428; and
•	on September 30, 2019, the Corvina field, which produced exclusively through the P-09 platform, was excluded from the CGU Polo Norte, as the company decided not to reuse that platform in this CGU, resulting in the recognition of losses due to devaluation in the amount of R$ 636.

b) Others – Jan-Sep/2020

Corporate asset

The company decided to hibernate an administrative building, in the state of Bahia, as a result of the vacancy of the facilities, resulting in the recognition of loss of the right to use asset in the amount of R$ 788.

SIX – shale plant

The Company recognized a R$ 208 impairment loss on this asset, due to the drop in the estimates for fuel oil prices, which are linked to the Brent prices, whose projections were revised by the Company. The post-tax discount rate in constant currency applied to the refining sector in Brazil is 6.2% p.a.

c) Equipment and facilities linked to the production activity - Brazil - Jan-Sep / 2019

From January to September 2019, the company decided not to reuse the P-37 platform in the Marlim field, which resulted in its exclusion from CGU Polo Norte and in its classification as an isolated asset, with the recognition of losses due to devaluation in the amount of R$ 1,264 (fully registered from July to September 2019).

d) NS-30 drill ship - Jan-Sep/2019

After approval of the sale of the asset by the company's management, Drill Ship International BV (DSI), a subsidiary of PIB BV, recognized impairment losses of R$ 1,127 (R$ 444 in the period from July to September 2019), due to the difference between the expected sale value and the book value of the asset.

e) Comperj – Jan-Sep/2019

From January to September 2019, in addition to the investments made in the utilities of Comperj Train 1, which are part of the joint infrastructure necessary for the flow and processing of natural gas from the Santos Basin pre-salt pole, investments in environmental licensing were recognized , resulting from a conduct adjustment term to end a public civil action that questioned the environmental licensing of Comperj, in the amount of R$ 814. Since in the last business plan approved by the Management, the decision on the resumption of works related to Train 1 remains conditioned to the identification of partners for its continuity, such amounts resulted in additional losses recognized in the period from January to September 2019, totaling R$ 1,064 (R$ 68 in the period from July to September 2019), considering that there is no expectation of future cash flows that return the respective investments.

20.2	Book values of assets close to their recoverable values

The amount of impairment loss is based on the difference between the carrying amount of the asset or CGU and its respective recoverable amount. The following table contains information about the assets or CGUs that presented estimated recoverable values close to their book values and, therefore, would be more susceptible to the recognition of impairment losses in the future, considering the assessments made in the first quarter of 2020, period impacted by the effects of the COVID-19 and the oil and gas industry supply and demand crisis. The sensitivity presented below considers the estimated impairment loss if there was a 10% reduction in the recoverable value of the aforementioned CGUs:

46

		Consolidated

Assets close to their recoverable values	Business segment	Carrying amount	Recoverable amount	Sensitivity
Producing properties relating to oil and gas activities in Brazil (2 CGUs)	E&P	89,466	91,622	(7,006)

20.3	Assets classified as held for sale

In the period from January to September 2020, as a result of the approval of the Company's Management for the sale of fields associated with projects in the E&P segment, the company recognized reversals of losses in the amount of R$ 198 (R$ 188 in the period from July to September 2020), considering the net fair value of the sales expenses.

In the period from January to September 2019, the company recognized reversals related to assets held for sale of R$ 103 (R$ 12 in the period from July to September 2019), mainly the production field of Maromba and Pasadena Refinery.

20.4	Investments in associates and joint ventures (including goodwill)

Value in use is generally used for impairment test of investments in associates and joint ventures (including goodwill). The basis for estimates of cash flow projections includes: (i) projections covering a period of 5 to 12 years, zero-growth rate perpetuity, budgets; (ii) forecasts and assumptions approved by management; and (iii) a post-tax discount rate derived from the WACC or the CAPM models, when applicable.

20.4.1       Investment in publicly traded associate (Petrobras Distribuidora S.A. - BR)

In July 2019, with the follow-on of BR Distribuidora's shares, the company started to be considered as an associated company. Considering the shares traded on the stock exchange (active market), on December 31, 2019, the recoverable amount of BR Distribuidora was evaluated based on the fair value, without showing any indication of loss.

On August 26, 2020, the Board of Directors of Petrobras (CA) approved the process of divesting all of its interest in the company. In this context, the company assessed the recoverability of the investment based on the value in use, which includes the sale value, considering the intention to sell the shares. As the value in use obtained was lower than the registered investment value, the recoverability assessments indicated the existence of impairment losses in the amount of R$ 778.

The post-tax discount rate applied was 11.1%, in nominal terms, taking into account the cost of equity, given the methodology adopted in the value in use.

20.4.2       Impairment losses on equity-method investments

The company recognized, in results of equity-accounted investments, net losses due to devaluation, concentrated in the first quarter of 2020, in the total of R$ 160 (R$ 7 in 2019). This loss was mainly due to the recognition of a loss due to devaluation on investment in a jointly controlled venture abroad, MP Gulf of Mexico, in the amount of R$ 287, due to the revision of the price assumptions resulting from the drop in market prices. International. The real post-tax discount rate, applied to the exploration and production sector in the USA, was 6.0% p.a.

21	Exploration and evaluation of oil and gas reserves

The exploration and evaluation activities include the search for oil and gas reserves from obtaining the legal rights to explore a specific area to the declaration of the technical and commercial viability of the reserves.

Changes in the balances of capitalized costs directly associated with exploratory wells pending determination of proved reserves and the balance of amounts paid for obtaining rights and concessions for exploration of oil and natural gas (capitalized acquisition costs) are set out in the following table:

47

	Consolidated
Capitalized Exploratory Well Costs / Capitalized Acquisition Costs (*)	09.30.2020	12.31.2019
Property plant and equipment
Opening Balance	17,175	16,010
Additions	1,802	2,024
Write-offs	(154)	(877)
Transfers	(481)	−
Cumulative translation adjustment	188	18
Closing Balance	18,530	17,175
Intangible Assets (**)	75,363	76,256
Capitalized Exploratory Well Costs / Capitalized Acquisition Costs	93,893	93,431
(*) Amounts capitalized and subsequently expensed in the same period have been excluded from this table.

(**) The bonuses referring to the results of the 16th ANP bidding round and Bidding for oil surplus of Transfer of rights agreement, in the amount of R$ 63,141, are described in note 24.1 to the financial statements of December 31, 2019. In the third quarter of 2020, the write-off of R$ 800 of Peroba exploration block was recognized.

Exploration costs recognized in the statement of income and cash used in oil and gas exploration and evaluation activities are set out in the following table:

		Consolidated
	2020		2019
Exploration costs recognized in the statement of income	Jul-Sep	Jan-Sep	Jul-Sep	Jan-Sep
Geological and geophysical expenses	337	911	318	1,050
Exploration expenditures written off (includes dry wells and signature bonuses)	998	1,180	5	248
Contractual penalties	64	116	(43)	11
Other exploration expenses	48	58	(4)	15
	1,447	2,265	276	1,324
Cash used in:
Operating activities	385	969	325	1,076
Investment activities	585	1,932	654	1,418
	970	2,901	979	2,494

22	Collateral for crude oil exploration concession agreements

The Company has granted collateral to ANP in connection with the performance of the Minimum Exploration Programs established in the concession agreements for petroleum exploration areas in the total amount of R$ 8,308 of which R$ 7,850 were still in force as of September 30, 2020, net of commitments undertaken. The collateral comprises crude oil from previously identified producing fields, pledged as collateral, amounting to R$ 6,529 and bank guarantees of R$ 1,321.

23	Investments
23.1	Investments in associates and joint ventures (Parent Company)

	Balance at 12.31.2019	Investments	Transfer to held for sale	Restructuring, capital decrease and others	Results of equity-accounted investments	CTA	OCI	Dividends	Balance at 09.30.2020
Subsidiaries	164,831	630	−	(2,715)	17,058	66,106	779	(1,424)	245,265
Joint operations	186	−	−	−	51	−	−	(59)	178
Joint ventures	337	19	(60)	(23)	52	−	−	(36)	289
Associates (*)	17,293	−	−	(1,084)	(2,930)	1,814	(2,403)	(525)	12,165
Total	182,647	649	(60)	(3,822)	14,231	67,920	(1,624)	(2,044)	257,897
Other investments	19	−		−	−	−	−	−	19
Total of Investments	182,666	649	(60)	(3,822)	14,231	67,920	(1,624)	(2,044)	257,916
Results of companies classified as held for sale					195		7
					14,426		(1,617)

(*) Includes Petrobras Distribuidora and Braskem S / A, highlighting the result with hedge for future exports and sales and provisions for closing the rock salt wells of Braskem S/A.

48

23.2	Changes in investment (Consolidated)
	Balance at 12.31.2019	Capital increase	Transfer to assets held for sale	Restructuring, capital decrease and others	Results of equity-accounted investments	CTA	OCI	Dividends	Balance at 09.30.2020
Joint ventures	4,813	20	(60)	(8)	(424)	947	−	(436)	4,852
Associates (*)	17,333	39	−	(1,004)	(3,021)	1,832	(2,403)	(529)	12,247
Other investments	20	−	−	−	−	−	−	−	20
Total	22,166	59	(60)	(1,012)	(3,445)	2,779	(2,403)	(965)	17,119
(*)Includes Petrobras Distribuidora and Braskem, highlighting the result with hedge for future exports and sales and provisions for the closure of Braskem S / A's rock salt wells.

24	Disposal of assets and other changes in organizational structure

At September 30, 2020, assets and related liabilities are classified as held for sale whenever the closing of the transactions are highly probable, still subject to some conditions precedent as provided for in the agreements.

To date, buyers have not indicated any intention to breach or review the signed contractual terms and conditions.

The major classes of assets and related liabilities classified as held for sale are shown in the following table:

		Consolidated
					09.30.2020	12.31.2019
	E&P	RTM	Gas and Energy	Corporate and other businesses	Total	Total
Assets classified as held for sale
Cash and Cash Equivalents	7	19	−	−	26	18
Trade receivables	−	294	−	−	294	277
Inventories	−	42	−	−	42	52
Investments	1	14	60	−	75	1,429
Property, plant and equipment	2,153	1,214	−	−	3,367	8,248
Others	−	326	−	−	326	309
Total	2,161	1,909	60	−	4,130	10,333
Liabilities on assets classified as held for sale
Trade Payables	3	100	−	−	103	108
Finance debt	−	151	−	554	705	572
Provision for decommissioning costs	2,638	−	−	−	2,638	11,934
Others	−	387	−	−	387	470
Total	2,641	638	−	554	3,833	13,084

As of September 30, 2020, the main assets and liabilities transferred after approval of sale include: (i) Liquigás Distribuidora S.A.; (ii) the Baúna field (concession area BM-S-40); (iii) 30% of the Frade field; (iv) the onshore fields in Ceará, Bahia and Espírito Santo; and (v) assignment of the remaining rights in the concession area called Lapa (referring to the exercise of the put option for the remaining 10% of its interest).

The description of these operations, which are classified as assets held for sale, was presented in note 30 to the financial statements of December 31, 2019, except for the assets described below in item Uncompleted operations.

24.1. Uncompleted operations

a) Sale of the Baúna field

On July 24, 2019, Petrobras signed an agreement to sell 100% of its interest in the Baúna field (BM-S-40 concession area), located in shallow waters in the Santos Basin, to Karoon Petróleo & Gás Ltda, subsidiary of Karoon Energy Ltd. in the amount of US$ 665 million. Due to the impact caused by the COVID-19 and the consequent difficulty in meeting the precedent conditions initially defined, the parties defined adjustments to the terms of the agreement and the division of the transaction value as follows: (i) a portion of US$ 380 million, comprising: US$ 49.9 million already paid by Karoon on July 24, 2019 and another US$ 150 million to be paid on the closing date with the price adjustments due. The remaining amount will be paid in 18 months after the completion of the transaction in addition to a contingent installment of US$ 285 million to be paid by 2026.

The conclusion of the transaction is subject to the fulfillment of the preceding conditions, such as the ANP approval.

b) Sale of onshore fields in Ceará

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On August 14, 2020, Petrobras signed with SPE Fazenda Belém SA, a wholly owned subsidiary of 3R Petroleum e Participações S.A., an agreement for the sale of its entire interest in the onshore Fazenda Belém and Icapuí fields, called Polo Fazenda Belém, located in the Potiguar Basin, in the state of Ceará.

The sale value is US$ 35.2 million, of which (i) US$ 8.8 million was paid upon signing the agreement; (ii) US$ 16.4 million at the close of the transaction and; (iii) US$ 10 million to be paid in twelve months after the closing of the transaction.

The amounts do not consider the adjustments due and are subject to the fulfillment of precedent conditions, such as the ANP approval.

c) Sale of land fields in Bahia

On August 21, 2020, Petrobras signed with SPE Rio Ventura S.A., a wholly owned subsidiary of 3R Petroleum e Participações S.A., an agreement for the sale of its entire interest in eight onshore exploration and production fields, called Polo Rio Ventura, located in the state of Bahia.

The sale value is US$ 94.2 million, of which (i) US$ 3.8 million was paid on the date the agreement was signed; (ii) US$ 31.2 million at the close of the transaction; (iii) US$ 16 million to be paid in thirty months after the closing of the transaction; and (iv) US$ 43.2 million in contingent payments provided for in the agreement.

The amounts do not consider the adjustments due and the closing of the transaction is subject to the fulfillment of precedent conditions, such as CADE and ANP approval and that the buyer has obtained the Environmental Licenses from the inspection agencies and / or IEMA.

d) Sale of Espírito Santo onshore fields

On August 27, 2020, Petrobras signed with Karavan SPE Cricaré S.A., (SPE), a contract for the sale of its entire interest in 27 onshore exploration and production concessions, located in Espírito Santo, jointly called Polo Cricaré. Karavan O&G Participações e Consultoria Ltda. will hold 51% of the SPE, while Seacrest Capital Group Limited, which is an equity provider, will hold the remaining 49%.

The sale value is US$ 155 million, of which (a) US$ 11 million was paid on the date the agreement was signed; (b) US$ 26 million, to be paid at the closing of the transaction and (c) US$ 118 million to be paid under contingent conditions set forth in the agreement.

The amounts do not consider the adjustments due and the closing of the transaction is subject to the fulfillment of precedent conditions, such as ANP approval and that the buyer has obtained the Environmental License from IEMA.

24.2 Completed operations

a)	Sale of Petrobras’s interest in Petrobras Oil & Gas B.V. (PO&GBV)

On October 31, 2018, Petrobras International Braspetro BV (“PIBBV”) signed a contract for the full sale of its 50% equity interest in Petrobras Oil & Gas BV (“PO & GBV”), with the company Petrovida Holding BV (PETROVIDA ). PO & GBV is a joint venture in the Netherlands, with assets located in Nigeria.

On December 31, 2019, the company recognized impairment of R$ 366 (in 2018, reversal of R$ 181 recognized as equity-accounted investments).

On January 14, 2020, the transaction was completed and involved a total amount of US$ 1.530 billion, adjusted to US$ 1.454 billion, reflecting the incidence of interest on the acquisition price and the deduction of the portion that fell to Petrobras from the payment of fees for approval of the transaction by the Nigerian Government. Of the total of US$ 1.454 billion, Petrobras received US$ 1.030 billion in the form of dividends paid by PO & GBV since the base date of the transaction (January 1, 2018). At the closing date, it received US$ 276 million, and US$ 25 million in June 2020, leaving US$ 123 million (face value) that will be received after the completion of the Abgami field redetermination process and in up to 5 years from the closing of the transaction. The gain from the operation was R$ 7, recognized in other operating income.

b)	Sale of fields in the Potiguar Basin

On August 9, 2019, Petrobras signed an agreement to sell all of its interest in a set of production fields, land and sea, called Polo Macau, in the Potiguar Basin, located in the State of Rio Grande do Norte, with SPE 3R Petroleum S.A., wholly owned subsidiary of 3R Petroleum e Participações S.A.

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Polo Macau includes the fields of Aratum, Macau, Serra, Salina Cristal, Lagoa Aroeira, Porto Carão and Sanhaçu. Petrobras holds a 100% interest in all concessions, with the exception of the Sanhaçu concession, in which it is the operator with a 50% interest, while the remaining 50% is held by Petrogal.

On May 29, 2020, the transaction was concluded after the fulfillment of all precedent conditions, for the amount of R$ 862, including the adjustments provided for in the contract and the amount received on August 9, 2019, upon signing the contract, referring to the first installment. The gain from the operation was R$ 421, recognized in other operating income.

c)	Sale of the 10% interest in Transportadora Associada de Gás

On July 20, 2020, Petrobras entered into a share purchase and sale agreement, referring to its remaining 10% stake in Transportadora Associada de Gás S.A. (TAG), with the group formed by ENGIE and the Canadian fund Caisse de Dépôt et Placement du Québec (CDPQ).

The transaction was concluded at the amount of R$ 1,006, fully paid on the date of the signing of the contract, after the deduction of R$ 110 of dividends paid to Petrobras in June 2020 and other price adjustments. The gain from the operation was R$ 147, recognized in other operating income.

In addition, as a result of this operation, the loss of R$ 225 with accumulated cash flow hedge since the sale of TAG's control in June 2019 was reclassified to income statement, as other net expenses, recognized as other comprehensive income in shareholders’ equity of Petrobras in a way that reflects the values registered with TAG.

d)	Sale of the Pampo and Enchova Poles

On July 24, 2019, Petrobras signed an agreement for the total sale of its stake (100%) in exploration and production assets in shallow waters in the Campos Basin, on the coast of Rio de Janeiro, referring to the Pampo and Enchova Poles, which encompass the fields of Enchova, Enchova Oeste, Marimbá, Piraúna, Bicudo, Bonito, Pampo, Trilha, Linguado and Badejo, to Trident Energy do Brasil LTDA, a subsidiary of Trident Energy L.P.

On July 15, 2020, Petrobras completed the sale of its entire stake in the ten fields that comprise the Polos Pampo and Enchova to Trident Energy do Brasil LTDA, after the fulfillment of all the preceding conditions.

The transaction was concluded with the payment of US$ 365.4 million to Petrobras, considering the adjustments provided for in the contract and other conditions subsequently agreed between the parties, which provide for the payment of conditioned amounts of up to US$ 650 million classified as contingent assets and will only be recognized when the agreed conditions are met.

The amount received at the closing of the transaction adds up to the amount of US$ 53.2 million paid to Petrobras upon signing the sales contracts, totaling US$ 418.6 million. The gain from the operation was R$ 1,610, recognized in other operating income.

e)	Sale of fields in Espirito Santo

On September 30, 2020, Petrobras concluded the sale of its entire stake in a set of onshore production fields, called Polo Lagoa Parda, located in the state of Espírito Santo, to the affiliated company Imetame Energia Lagoa Parda Ltda. of Imetame Energia Ltda.

The Lagoa Parda Polo comprises three onshore concessions in production: Lagoa Parda, Lagoa Parda Norte and Lagoa Piabanha.

The operation was concluded after the fulfillment of all precedent conditions for the amount of R$ 58, including the adjustments provided for and the amount received on October 11, 2019 on signing the contract, referring to the first installment. The gain from the operation was R$ 69, recognized in other operating income.

f)	Merger of Petrobras Negócios Eletrônicos S.A. (E-Petro)

On March 4, 2020, the Petrobras Board of Directors approved the merger of E-Petro, with its consequent extinction, without increasing Petrobras' share capital.

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24.3	Cash flows from sales of interest with loss of control

The sales of equity interest that resulted in loss of control and the cash flows arising from these transactions are shown below:

	Cash received	Cash and cash equivalents of subsidiaries with loss of control	Net Proceeds
Jan-Mar/2020
Petrobras Oil & Gas B.V.(PO&GBV) (*)	1,144	−	1,144
Jan-Mar/2019
Petrobras Paraguay	1,474	303	1,171

(*) Amount of US$ 276 received on the closing date of the transaction.

25	Assets by operating segment

The segmented information reflects the evaluation structure of senior management in relation to performance and the allocation of resources to the business.

Consolidated assets by operating segment - 09.30.2020
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Corporate	Eliminations	Total
Current assets	18,818	47,120	7,786	98,657	(20,737)	151,644
Non-current assets	547,232	124,013	42,282	100,359	(100)	813,786
Long-term receivables	26,256	14,431	5,510	82,008	4	128,209
Investments	2,332	991	3,184	10,612	−	17,119
Property, plant and equipment	442,953	108,079	32,949	6,977	(104)	590,854
Operating assets	386,782	94,563	21,288	6,208	(104)	508,737
Under construction	56,171	13,516	11,661	769	−	82,117
Intangible assets	75,691	512	639	762	−	77,604
Total Assets	566,050	171,133	50,068	199,016	(20,837)	965,430

Consolidated assets by operating segment - 12.31.2019
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Corporate	Eliminations	Total
Current assets	23,114	49,467	7,789	51,186	(19,455)	112,101
Non-current assets	598,746	125,951	43,451	45,911	(149)	813,910
Long-term receivables	26,022	13,296	5,517	26,471	−	71,306
Investments	2,387	4,472	4,299	11,008	−	22,166
Property, plant and equipment	493,746	107,659	32,975	7,718	(149)	641,949
Operating assets	428,589	95,245	22,593	7,191	(149)	553,469
Under construction	65,157	12,414	10,382	527	−	88,480
Intangible assets	76,591	524	660	714	−	78,489
Total Assets	621,860	175,418	51,240	97,097	(19,604)	926,011

26	Finance debt
26.1	Balance by type of finance debt
	Consolidated
	09.30.2020	12.31.2019
Banking Market	27,044	21,452
Capital Market	12,964	13,980
Development banks	7,236	7,766
Others	49	53
Total	47,293	43,251
Banking Market	85,086	66,727
Capital Market	170,658	130,899
Development banks	1,128	163
Export Credit Agency	19,409	13,033
Others	1,176	909
Total	277,457	211,731
Total finance debt	324,750	254,982
Current	37,779	18,013
Non current	286,971	236,969

The amount classified in current liabilities comprises:

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	Consolidated
	09.30.2020	12.31.2019
Short-term financing	13,723	8,891
Portion of long-term financing	20,047	5,550
Accrued interest (current and long-term)	4,009	3,572
Current	37,779	18,013

As of September 30, 2020, there were no defaults, breaches of covenants or adverse changes in clauses that resulted in changes in the payment terms of loans and financing contracts. There was no change in the guarantees required in relation to December 31, 2019.

26.2	Changes in finance debt and reconciliation with cash flows from financing activities
	Balance at 12.31.2018	Additions	Principal amorti zation (*)	Interest amorti zation (*)	Accrued interest (**)	Foreign exchange/ inflation indexation charges	CTA	Modification of contractual cash flows	Transfer to liabilities classified as held for sale	Balance at 12.31.2019
In Brazil	62,971	8,565	(21,665)	(2,925)	3,246	439	−	−	(7,380)	43,251
Abroad	263,190	20,894	(82,197)	(15,138)	15,261	2,129	7,474	118	−	211,731
Total	326,161	29,459	(103,862)	(18,063)	18,507	2,568	7,474	118	(7,380)	254,982

	Balance at 12.31.2019	Additions	Principal amortization (*)	Interest amorti zation (*)	Accrued interest (**)	Foreign exchange/ inflation indexation charges	Cumulative translation adjustment (CTA)	Modification of contractual cash flows	Transfer to liabilities classified as held for sale	Balance at 09.30.2020
In Brazil	43,251	7,294	(4,198)	(1,444)	1,572	818	−	−	−	47,293
Abroad	211,731	71,910	(93,093)	(11,419)	12,589	9,700	76,443	(404)	−	277,457
Total	254,982	79,204	(97,291)	(12,863)	14,161	10,518	76,443	(404)	−	324,750
Debt restructuring		−	(4,071)	−
Deposits linked to financing		−	−	(288)
Cash flow from financing activities		79,204	(101,362)	(13,151)
(*)It includes pre-payments.
(**)It includes premium and discount over notional amounts, as well as gains and losses by modifications in contractual cash flows.

In the period from January to September 2020, loans and financing were mainly used to settle old debts and manage liabilities, aiming at improving the debt profile and better adapting to the maturity terms of long-term investments and the cash reserve, aimed at maintaining the company's liquidity.

In the same period of 2020, the company raised R$ 79,204, notably: (i) funding in the national and international banking market, in the amount of R$ 15,885, (ii) draw down of R$ 38,628 in committed lines (Revolving Credit Facilities) with national and international banks; and (iii) proceeds from financing through the offering of bonds in the international capital market (Global Notes) in the amount of R$ 16,666, of which R$ 7,771 with the issuance of a new bond maturing in 2031 and R$ 8,895 with the issuance of a new bond maturing in 2050.

The company settled several loans and financing, in the amount of R$ 114,513, notably: (i) the prepayment of R$ 13,533 of loans in the national and international banking market; (ii) the repurchase and redemption of R$ 28,357 of securities in the international capital market, with the payment of a net premium to the security holders who delivered their papers in the transactions in the amount of R$ 4,059; and (iii) total prepayment of its committed credit lines (Revolving Credit Lines) abroad, in the amount of R$ 40,748 (US$ 7.6 billion).

Additionally, the company carried out debt swap operations that did not involve financial settlements in the international banking market, in the total amount of R$ 10,719.

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26.3	Summarized information on current and non-current finance debt
	Consolidated
Maturity in	2020	2021	2022	2023	2024	2025 onwards	Total (**)	Fair value

Financing in U.S.Dollars (US$)(*):	5,337	30,198	13,231	22,039	25,152	163,879	259,836	280,646
Floating rate debt	2,497	18,229	11,993	16,161	20,299	36,416	105,595
Fixed rate debt	2,840	11,969	1,238	5,878	4,853	127,463	154,241
Average interest rate	4.9%	4.7%	4.9%	4.9%	5.2%	6.5%	6.0%
Financing in Brazilian Reais (R$):	965	3,605	6,068	9,098	8,034	14,819	42,589	43,746
Floating rate debt	252	2,470	4,834	8,273	6,221	6,164	28,214
Fixed rate debt	713	1,135	1,234	825	1,813	8,655	14,375
Average interest rate	3.5%	3.2%	3.9%	5.1%	4.8%	4.4%	4.1%
Financing in Euro (€):	386	1,188	1,005	2,139	79	7,482	12,279	13,391
Fixed rate debt	386	1,188	1,005	2,139	79	7,482	12,279
Average interest rate	4.6%	4.5%	4.7%	4.6%	4.7%	4.7%	4.7%
Financing in Pound Sterling (£):	352	−	−	−	−	9,692	10,044	11,079
Fixed rate debt	352	−	−	−	−	9,692	10,044
Average interest rate	6.1%	−	−	−	−	6.3%	6.3%
Financing in other currencies:	2	−	−	−	−	−	2	2
Fixed rate debt	2	−	−	−	−	−	2
Average interest rate	8.5%	−	−	−	−	−	8.5%
Total on September 30, 2020	7,042	34,991	20,304	33,276	33,265	195,872	324,750	348,864
Average interest rate	4.7%	4.5%	4.8%	5.0%	5.2%	6.4%	5.8%
Total on December 31, 2019	18,013	16,002	18,904	32,392	34,410	135,261	254,982	305,044
Average interest rate	5.1%	5.2%	5.3%	5.3%	5.3%	6.3%	5.9%

(*) Includes debt raised in Brazil (in Brazilian reais) indexed to the U.S. dollar.
(**)The average maturity of outstanding debt as of September 30, 2020 is 11.19 years (10.80 years as of December 31, 2019).

As of September 30, 2020, the fair values of financing are mainly determined by using:

Level 1 - prices quoted in active markets, when applicable, in the amount of R$ 189,362 (R$ 152,397, on December 31, 2019); and

Level 2 - cash flow method discounted by the spot rates interpolated from the indexes (or proxies) of the respective financing, observed to the pegged currencies, and by the credit risk of Petrobras, in the amount of R$ 159,502 (R$ 152,647, on December 31, 2019).

The sensitivity analysis for financial instruments subject to foreign exchange variation is set out in note 30.2.

The nominal (undiscounted) flow of principal and interest on financing, by maturity, is shown below:

	Consolidated
Maturity	2020	2021	2022	2023	2024	2025 onwards	09.30.2020	12.31.2019
Principal	2,697	35,358	20,945	32,776	34,765	205,868	332,409	263,147
Interest	3,625	14,488	13,579	12,736	11,723	169,004	225,155	176,783
Total (*)	6,322	49,846	34,524	45,512	46,488	374,872	557,564	439,930
(*)The nominal flow of leases is found in note 27. .

26.4       Lines of credit

				Amount
Company	Financial institution	Date	Maturity	Available (Lines of Credit)	Used	Balance
Abroad (in US$ million)
PGT BV	Syndicate of banks	3/7/2018	2/7/2023	4,350	-	4,350
PGT BV	Syndicate of banks	3/27/2019	2/27/2024	3,250	-	3,250
PGT BV	BNP Paribas	12/22/2016	1/9/2021	350	336	14
PGT BV	The Export - Import Bank of China	12/23/2019	12/27/2021	750	714	36
Total				8,700	1,050	7,650
In Brazil
Petrobras	Banco do Brasil	3/23/2018	1/26/2023	2,000	−	2,000
Petrobras	Bradesco	6/1/2018	5/31/2023	2,000	2,000	−
Petrobras	Banco do Brasil	10/4/2018	9/5/2025	2,000	−	2,000
Transpetro	Caixa Econômica Federal	11/23/2010	Undefined	329	−	329
Total				6,329	2,000	4,329

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On March 20, 2020, Petrobras made withdrawal of committed credit lines (Revolving Credit Lines), in the amount of US$ 7.6 billion and R$ 2.0 billion, to reinforce its liquidity and protect itself within the context of the COVID-19 crisis and the oil price shock.

In the third quarter of 2020, Petrobras totally prepaid its committed credit lines abroad (Revolving Credit Lines), in the amount of US$ 7.6 billion. These funds are available for new withdrawals, if necessary.

27	Lease liabilities

The leases mainly include oil and natural gas production units, drilling rigs and other exploration and production equipment, ships, support vessels, helicopters, land and buildings. The movement of lease contracts recognized as liabilities is shown below:

	Consolidated
	Balance at 12,31,2019	Remeasurement / new contracts	Payment of principal and interest	Interest expenses	Foreign exchange gains and losses	Cumulative translation adjustment	Transfers	Balance at 09,30,2020
Brazil	22,183	2,769	(5,786)	1,067	4,883	−	(48)	25,068
Abroad	73,996	8,737	(16,098)	3,959	15,658	12,859	−	99,111
Total	96,179	11,506	(21,884)	5,026	20,541	12,859	(48)	124,179
Payments relating to liabilities held for sale			(281)
Cash Flow			(22,165)

As of September 30, 2020, the value of the lease liability of Petrobras Parent Company is R$ 212,196 (R$ 188,204 on December 31, 2019), including leases and sub-leases with investees, mainly platforms with PNBV and vessels with Transpetro.

As of September 30, 2020, the nominal flow (not discounted) without considering future inflation projected in the lease contract flows, by maturity, is shown below:

	Consolidated
Maturity	2020	2021	2022	2023	2024	2025 onwards	Total
Balance at September 30, 2020	7,423	32,859	22,889	15,492	12,297	75,490	166,450
Balance at December 31, 2019	23,785	20,086	14,155	10,628	8,723	52,631	130,008

Payments in certain lease agreements vary due to changes in facts or circumstances occurring after their inception other than the passage of time. Such payments are not included in the measurement of the lease obligations. Variable lease payments in the period from January to September of 2020 amounted to R$ 2,792, representing 13% in relation to fixed payments (R$ 2,426 and 17% related to fixed payments in the same period of 2019).

Extension options were considered when measuring lease obligations.

The sensitivity analysis of financial instruments subject to exchange rate variation is presented in note 30.2.

In the period from January to September of 2020, the company recognized lease expenses in the amount of R$ 491 (R$ 2,614 in the same period of 2019), referring to contracts with a term of less than one year.

As of September 30, 2020, the balances of lease agreements that had not yet been initiated due to the related assets being under construction or not being made available for use, represent the amount of R$ 344,830 (R$ 200,788 on December 31, 2019).

28	Equity
28.1	Share capital (net of share issuance costs)

As of September 30, 2020, subscribed and fully paid share capital, net of issuance costs, was R$ 205,432, represented by 7,442,454,142 common shares and 5,602,042,788 preferred shares, all of which are registered, book-entry shares with no par value.

Preferred shares have priority on returns of capital, do not grant any voting rights and are non-convertible into common shares.

There are treasury shares, constituted since 2018, with 222,760 common shares and 72,909 preferred shares.

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28.2 Distributions to shareholders

As a result of the COVID-19 and the restrictions imposed or recommended by the World Health Organization (WHO) and the Brazilian authorities in relation to travel and meetings, the General Shareholders’ Meeting took place on 22 July 2020, as extended by the Securities and Exchange Commission.

The company will pay the remaining balance of dividends and interest on equity of the Parent Company for the year 2019, updated by SELIC, at the parent company, in the amount of R$ 1,799, on December 15, 2020.

The postponement of the payment of dividends was one of the measures adopted by the company to preserve its cash, due to COVID-19 and the shock of oil prices.

28.3       Earnings per share

		Consolidated and Parent Company
	2020		2019
	Jul-Sep	Jan-Sep	Jul-Sep	Jan-Sep
Basic and diluted numerator
Net income from continuing operations
Common	(882)	(30,114)	(127)	12,620
Preferred	(664)	(22,668)	(96)	9,499
	(1,546)	(52,782)	(223)	22,119
Net income from discontinued operations
Common	−	−	5,312	5,628
Preferred	−	−	3,998	4,237
	−	−	9,310	9,865
Net income of the period
Common	(882)	(30,114)	5,185	18,248
Preferred	(664)	(22,668)	3,902	13,736
	(1,546)	(52,782)	9,087	31,984

Basic and diluted denominator - Weighted average number of common and preferred shares outstanding
Common	7,442,231,382	7,442,231,382	7,442,231,382	7,442,231,382
Preferred	5,601,969,879	5,601,969,879	5,601,969,879	5,601,969,879
	13,044,201,261	13,044,201,261	13,044,201,261	13,044,201,261

Basic and diluted income per share (R$ per share) from continuing operations
Common	(0.12)	(4.05)	(0.02)	1.70
Preferred	(0.12)	(4.05)	(0.02)	1.70

Basic and diluted income per share (R$ per share) from discontinued operations
Common	−	−	0.72	0.75
Preferred	−	−	0.72	0.75

Basic and diluted income per share (R$ per share)
Common	(0.12)	(4.05)	0.70	2.45
Preferred	(0.12)	(4.05)	0.70	2.45

Basic earnings per share are calculated by dividing the net income (loss) attributable to shareholders of Petrobras by the weighted average number of outstanding shares during the period.

Diluted earnings (losses) per share are calculated by adjusting the net income (loss) attributable to shareholders of Petrobras and the weighted average number of outstanding shares during the period taking into account the effects of all dilutive potential shares (equity instrument or contractual arrangements that are convertible into shares).

Basic and diluted earnings (losses) are identical as the Company has no potential share in issue.

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29	Fair value of financial assets and liabilities
	Fair value measured based on
	Level I	Level II	Level III	Total fair value recorded
Assets
Marketable securities	3,181	−	−	3,181
Balance at September 30, 2020	3,181	−	−	3,181
Balance at December 31, 2019	3,556	235	−	3,791

Liabilities
Foreign currency derivatives		(2,385)	−	(2,385)
Commodity derivatives	(3)	−	−	(3)
Interest rate derivatives	−	(43)	−	(43)
Balance at September 30, 2020	(3)	(2,428)	−	(2,431)
Balance at December 31, 2019	(112)	(445)	−	(557)

The estimated fair value for the Company’s long-term debt, computed based on the prevailing market rates, is set out in note 26.

Certain receivables are classified as fair value through profit or loss, according to note 10.

The fair values of cash and cash equivalents, short-term debt and other financial assets and liabilities are equivalent or do not differ significantly from their carrying amounts.

30	Risk management

A summary of the positions of the derivative financial instruments held by the Company and recognized in other current assets and liabilities as of September 30, 2020 , as well as the amounts recognized in the statement of income and other comprehensive income and the guarantees given is set out as follows:

	Statement of Financial Position
	Notional value		Fair value Asset Position (Liability)		Maturity
	09.30.2020	12.31.2019	09.30.2020	12.31.2019
Derivatives not designated for hedge accounting
Future contracts - total (*)	(1,806)	(10,383)	(3)	(112)
Long position/Crude oil and oil products	5,307	9,865	−	−	2020
Short position/Crude oil and oil products	(7,113)	(20,248)	−	−	2020

Forward contracts
Long position/Foreign currency forwards (BRL/USD) (**)	-	US$ 273	−	(1)	2020
Long position/Foreign currency forwards (EUR/USD) (**)	-	EUR 2,245	−	(183)	2020
Long position/Foreign currency forwards (GPB/USD) (**)	GPB 388	GPB 388	(24)	40	2020
Short position/Foreign currency forwards (GPB/USD) (**)	GPB 34	GPB 224	-	(58)	2020
Swap
Foreign currency / Cross-currency Swap (**)	GPB 615	GPB 700	(40)	126	2026
Foreign currency / Cross-currency Swap (**)	GPB 600	GPB 600	(787)	(203)	2034
Swap – IPCA	3,008	3,008	(43)	24	2029/2034
Foreign currency / Cross-currency Swap (**)	US$ 729	US$ 729	(1,534)	45	2024/2029
Total recognized in the Statement of Financial Position			(2,431)	(322)
(*)Notional value in thousands of bbl.
(**) Amounts in US$, GBP and EUR are presented in million.

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	Gains/ (losses) recognized in the statement of income
		2020		2019
	Jul-Sep	Jan-Sep	Jul-Sep	Jan-Sep
Commodity derivatives
Oil - 30,1 (a) (b)	(259)	(2,847)	75	(831)
Gasoline - 30,1 (b)	−	−	29	44
Diesel - 30,1 (b)	−	−	(86)	(48)
Other operations - 30,1 (c)	2	907	234	(362)
Recognized in other operating expense	(257)	(1,940)	252	(1,197)
Currency derivatives
Swap GPB x Dollar - 30,2 (b)	591	(701)	(301)	(677)
NDF – Euro x Dollar - 30,2 (b)	−	(48)	(518)	(799)
NDF – GPB x Dollar - 30,2 (b)	72	(23)	(53)	(86)
Swap CDI x Dollar - 30,2 (b)	(140)	(1,567)	(26)	(26)
Others	(1)	(8)	2	27
	522	(2,347)	(896)	(1,561)
Interest derivatives
Swap - CDI X IPCA	(45)	(90)	41	41
Total	(45)	(90)	41	41
Cash flow hedge on exports (*)	(6,147)	(18,174)	(18,174)	(8,709)
Recognized in finance income (expense)	(5,670)	(20,611)	(3,817)	(10,229)
Total	(5,927)	(22,551)	(3,565)	(11,426)
(*) According to note 30,2,

	Gains/ (losses) recognized in other comprehensive income in the period
		2020		2019
	Jul-Sep	Jan-Sep	Jul-Sep	Jan-Sep
Cash flow hedge on exports (*)	(1,513)	(103,926)	(25,486)	(16,201)

(*) According to note 30.2.

	Guarantees given as colateral
	09.30.2020	12.31.2019
Commodity derivatives	47	244
Currency derivatives	724	637
	771	881

A sensitivity analysis of the derivative financial instruments for the different types of market risks as of September 30, 2020 is set out as follows:

		Consolidated
Financial Instruments	Risk	Probable Scenario (*)	Reasonably possible scenario	Remote Scenario
Derivatives not designated for hedge accounting
Future contracts and forward contracts (swap)	Crude oil and oil products - price changes	−	(119)	(237)
		−	(119)	(237)

⁽*⁾ The probable scenarios were calculated considering the following variations for risks: Oil and Derivatives Prices: fair value as of September 30, 2020 / Real x Dollar - 6% appreciation of the real. Source: Focus. Reasonably possible and remote scenarios consider 25% and 50% deterioration in the associated risk variables, respectively.

30.1	Risk management of crude oil and oil products prices

Petrobras has a preference for exposure to the price cycle to the systematic protection of transactions for the purchase or sale of goods, whose objective is to meet its operational needs, using derivative financial instruments. However, subject to the analysis of the business environment and the prospects for carrying out the Strategic Plan, the execution of an occasional hedging strategy with derivatives may be applicable.

a)Crude oil

In March 2020, in order to preserve the Company's liquidity, Petrobras approved a protection strategy for systemic oil operations in order to protect the revenue flows arising from these transactions against uncertainties in the prices of exports of oil feedstock already loaded, but not priced, due to the high volatility of the current context, generated both by the effects of falling oil prices and by the effects of COVID-19 on world consumption of oil and oil products.

As a result of this strategy, forward and swap transactions were carried out between April and May 2020, with effects on the result between April and August this year. Swap transactions do not require an initial disbursement, whereas future transactions require margin deposits, depending on the volume contracted.

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b)Protection Strategy adopted in 2019

For more information on these operations, see note 36.1 of Petrobras financial statements of December 31, 2019.

c)Other commodity derivative transactions

Petrobras, using its assets, positions and proprietary and market knowledge from its operations in Brazil and abroad, seeks to capture market opportunities through the purchase and sale of oil and oil products, which can occasionally be optimized with the use of commodity derivative instruments to manage price risk in a safe and controlled manner.

30.2       Foreign exchange risk management

a)Cash Flow Hedge involving the Company’s future exports

The carrying amounts, the fair value as of September 30, 2020, and a schedule of expected reclassifications to the statement of income of cumulative losses recognized in other comprehensive income (shareholders’ equity) based on a US$ 1.00 / R$ 5.6407 exchange rate are set out below:

				Present value of hedging instrument notional value at September 30, 2020
Hedging Instrument	Hedged Transactions	Nature of the Risk	Maturity Date	US$ million	R$
Foreign exchange gains and losses on proportion of non-derivative financial instruments cash flows	Foreign exchange gains and losses on a portion of highly probable future monthly exports revenues	Foreign Currency – Real vs U.S. Dollar Spot Rate	From out/2020 to sep/2030	51,824	292,323

.

Changes in the present value of hedging instrument notional value	US$ millon	R$
Amounts designated as of December 31, 2019	87,651	353,295
Additional hedging relationships designated, designations revoked and hedging instruments re-designated	(5,102)	(31,670)
Exports affecting the statement of income	(10,564)	(51,282)
Principal repayments / amortization	(20,161)	(100,119)
Foreign exchange variation	−	122,099
Amount on September 30, 2020	51,824	292,323
Nominal value of hedging instrument (finance debt and lease liability) on September 30, 2020	57,246	322,907

.

From January to September of 2020, the expected export values and consequently the highly probable export values were impacted by the effects of the oil price war and the COVID-19.

Thus, the value of exports designated for hedge relationships are no longer considered highly probable, but are still expected to occur, and as a consequence the hedge relationships were revoked at March 31, 2020, in the amount of US$ 35,774 (R$ 185,982). The foreign exchange variation accounted for these operations within other comprehensive income up to the end of the quarter remains in shareholders' equity, and will be reclassified to the statement of income when exports occur. These revocations were responsible for the relevant increase in Dollar/Real exposure, which on September 30, 2020 was negative by R$ 229,960, according to the table 30.2 c - “Sensitivity analysis for foreign exchange risk on financial instruments”.

In addition to the impacts reported above, exports whose exchange variations were designated in hedge relationships for the months of April to December / 2020 and August to December / 2021 are no longer foreseen, and were reclassified from shareholders’ equity to the statement of income for the period from January to September 2020, in the amount of R$ 2,570, mainly in March 2020.

In the period from January to September 2020, the Company also recognized a R$ 5 loss within foreign exchange gains (losses) due to ineffectiveness (a R$ 18 loss in the first half of 2019).

The ratio of future exports for which cash flow hedge accounting was designated to the highly probable future exports is 100% (91.2% on December 31, 2019).

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A roll-forward schedule of cumulative foreign exchange losses recognized in other comprehensive income as of September 30, 2020 is set out below:

	Exchange rate	Tax effect	Total
Balance at January 1,2019	(50,414)	17,141	(33,273)
Recognized in shareholders' equity	(13,469)	4,580	(8,889)
Reclassified to the statement of income - occurred exports	12,397	(4,215)	8,182
Balance at December 31, 2019	(51,486)	17,506	(33,980)
Recognized in shareholders' equity	(122,100)	41,514	(80,586)
Reclassified to the statement of income - occurred exports	15,604	(5,305)	10,299
Reclassified to the statement of income - exports no longer expected to occur	2,570	(874)	1,696
Balance at September 30, 2020	(155,412)	52,841	(102,571)

Changes in expectations regarding the realization of export prices and volumes in future revisions of the business plans may determine the need for additional reclassifications of the exchange variation accumulated in shareholders' equity to results. A sensitivity analysis with an average Brent oil price of US$ 10/barrel lower than in the last review of the 2020-2024 Strategic Plan, it would indicate the need to reclassify the deferred exchange variation and registered in shareholders' equity for exports from October 2020 to December 2023, in the amount of R$ 4.3 billion.

A schedule of expected reclassification of cumulative foreign exchange losses recognized in other comprehensive income to the statement of income as of September 30, 2020 is set out below:

	Consolidated
	2020	2021	2022	2023	2024	2025	2026	2027 to 2030	Total
Expected realization	(6,430)	(25,720)	(27,253)	(23,583)	(18,852)	(13,774)	(12,102)	(27,698)	(155,412)

b) Information about open contracts

As of September 30, 2020, the company has outstanding swap contracts - IPCA x CDI and CDI x Dollar, swap - Pound sterling x Dollar and Non Deliverable Forward (NDF) - Pound sterling x Dollar.

Cross currency swap –IPCA x CDI and CDI x dollar

Changes in future interest rate curves (CDI) may have an impact on the company's results, due to the market value of these swap contracts. A sensitivity analysis on future interest rate curves (CDI) with a constant increase (parallel shock) of 100 basis points, keeping all other variables constant, would result in a positive impact on the result of approximately R$ 21, while a constant reduction (parallel shock) of 100 basis points, keeping all other variables constant, would result in a negative impact of approximately R$ 15.

For more information on such contracts, see note 36.2 to Petrobras' financial statements of December 31, 2019.

c)Sensitivity analysis for foreign exchange risk on financial instruments

A sensitivity analysis is set out below, showing the probable scenario for foreign exchange risk on financial instruments, computed based on external data along with stressed scenarios (a 25% and a 50% change in the foreign exchange rates), except for assets and liabilities of foreign subsidiaries, when transacted in a currency equivalent to their respective functional currencies.

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Financial Instruments	Exposure at 09.30.2020	Risk	Probable Scenario (*)	Possible Scenario (∆ of 25%)	Remote Scenario (∆ of 50%)
Assets	23,410	Dollar / Real	(1,414)	5,853	11,705
Liabilities	(542,685)		32,778	(135,671)	(271,342)
Exchange rate - Cross currency swap	(3,008)		182	(752)	(1,504)
Cash flow hedge on exports	292,323		(17,656)	73,081	146,162
	(229,960)		13,890	(57,489)	(114,979)
Assets	23	Euro / Real	(1)	6	12
Liabilities	(133)		6	(33)	(67)
	(110)		5	(27)	(55)
Assets	12,130	Euro / Dollar	206	3,033	6,065
Liabilities	(24,975)		(424)	(6,244)	(12,488)
	(12,845)		(218)	(3,211)	(6,423)
Assets	18	Pound Sterling / Real	(1)	5	9
Liabilities	(126)		6	(32)	(63)
	(108)		5	(27)	(54)
Assets	9,993	Pound Sterling / Dollar	110	2,498	4,997
Liabilities	(20,119)		(221)	(5,030)	(10,060)
Exchange rate - Cross currency swap	8,858		97	2,215	4,429
Non Deliverable Forward (NDF)	2,577		28	644	1,289
	1,309		14	327	655
Total	(241,714)		13,696	(60,427)	(120,856)

(*) On September 30, 2020, the probable scenario was computed based on the following risks: R$ x U.S. Dollar - a 6% appreciation of the Real; Euro x U.S. Dollar: a 1.8% appreciation of the Euro; Pound Sterling x U.S. Dollar: a 1.17% appreciation of the Pound Sterling; Real x Euro: a 4.3% appreciation of the Real; and Real x Pound Sterling - a 4.9% appreciation of the Real . Source: Focus and Thomson Reuters.

30.3       Interest rate risk management

The table below informs, in the probable scenario, the amount to be disbursed by Petrobras with the payment of interest related to the debts with floating interest rate on September 30, 2020. The possible and remote scenarios express a sensitivity analysis in which there is an increase of 25% and 50%, respectively, in the interest rates of these debts (Libor, TJLP, CDI, TR and IPCA). The results presented for the probable scenario and the sensitivity scenarios are associated with a period of 12 months.

		Consolidated
Operations	Risk	Probable Scenario (*)	Possible Scenario (∆ of 25%)	Remote Scenario (∆ of 50%)
Financing	Floating Rates	4,228	4,913	5,598
(*) The probable scenario was calculated considering the quotations of currencies and floating rates to which the debts are indexed.

30.4	Liquidity risk

The company regularly evaluates market conditions and can carry out repurchase transactions for its securities or its subsidiaries in the international capital market, by various means, including tender offers, securities redemptions and / or open market operations, provided they are in line with the company's liabilities management strategy, which aims to improve the amortization profile and the cost of debt.

Measures to protect the Company's liquidity

As a result of the abrupt reduction on the demand and prices of oil and fuel, caused by the impact of the escalation of the COVID-19 all over the world, in the same time of an increase in oil supply, the Company adopted a set of measures to reduce cash outflows and cash preservation in a scenario of uncertainty, in order to ensure its financial strength and the resilience of its businesses.

The measures adopted by the Company to protect liquidity are described in note 3.

31	Related-party transactions

The Company has a related-party transactions policy, which is annually revised and approved by the Board of Directors, in accordance with the Company’s by-laws.

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31.1	Transactions with entities of Petrobras group (Parent Company)
	09.30.2020			12.31.2019
	Current	Non-current	Total	Current	Non-current	Total
Assets
Trade and other receivables
Trade and other receivables, mainly from sales	14,066	−	14,066	17,774	−	17,774
Dividends receivable	259	−	259	397	−	397
Intercompany loans	−	−	−	−	10	10
Advance for capital increase	−	3	3	−	−	−
Amounts related to construction of natural gas pipeline	−	734	734	−	750	750
Leases	−	−	−	163	−	163
Other operations	883	608	1,491	871	421	1,292
Advances to suppliers	116	1,539	1,655	108	572	680
Total	15,324	2,884	18,208	19,313	1,753	21,066
Liabilities
Lease liabilities (*)	(99,421)	(34,135)	(133,556)	(21,188)	(104,585)	(125,773)
Intercompany loans	(2,886)	−	(2,886)	(28,555)	−	(28,555)
Prepayment of exports	(54,083)	(297,373)	(351,456)	(56,066)	(159,769)	(215,835)
Accounts payable to suppliers	(29,158)	−	(29,158)	(22,936)	−	(22,936)
Purchases of crude oil, oil products and others	(26,957)	−	(26,957)	(19,125)	−	(19,125)
Affreightment of platforms	(993)	−	(993)	(2,022)	−	(2,022)
Advances from clientes	(1,208)	−	(1,208)	(1,789)	−	(1,789)
Other operations	(46)	−	(46)	(263)	(470)	(733)
Total	(185,594)	(331,508)	(517,102)	(129,008)	(264,824)	(393,832)

(*) Includes amounts referring to lease and sub-lease transactions between investees required by IFRS 16.

	2020		2019
	Jul-Sep	Jan-Sep	Jul-Sep	Jan-Sep
Profit or Loss
Revenues, mainly sales revenues	41,336	114,632	43,631	124,307
Foreign exchange and inflation indexation charges (**)	(13,179)	(67,525)	(10,002)	(13,737)
Financial income (expenses), net (**)	(7,853)	(22,933)	(6,476)	(18,454)
Total	20,304	24,174	27,153	92,116

(**) Includes the amounts of R$ 45,454 of passive exchange variation and R$ 7,205 of financial expenses related to leasing and sub-leasing operations required by IFRS 16.

31.2	Annual rates for intercompany loans
		Parent Company
	Asset		Liability
	09.30.2020	12.31.2019	09.30.2020	12.31.2019
From 3.01 to 4%	−	−	−	(17,075)
From 4.01 to 5%	−	−	(2,886)	(11,480)
More than 9.01%	−	10	−	−
Total	−	10	(2,886)	(28,555)

31.3	Non standardized receivables investment fund (FIDC-NP)

The parent company maintains funds invested in the FIDC-NP that are mainly used for the acquisition of performing and / or non-performing credit rights for operations carried out by affiliates. The amounts invested are recorded in accounts receivable.

Assigned and non-performed credit rights assignments are recorded as financing in current liabilities.

	Parent Company
	09.30.2020	12.31.2019
Accounts receivable, net	33,660	52,550
Credit rights assignments	(25,914)	(61,142)

	2020		2019
	Jul-Sep	Jan-Sep	Jul-Sep	Jan-Sep
Financial Income FIDC-NP	397	1,625	967	1,766
Financial Expenses FIDC-NP	(367)	(1,680)	(924)	(1,980)
Net finance income (expense)	30	(55)	43	(214)

31.4	Guarantees

Petrobras has the procedure of granting guarantees to subsidiaries and controlled companies for some financial operations carried out in Brazil and abroad, with no significant variations in guarantees compared to December 31, 2019.

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The guarantees offered by Petrobras, mainly personal, are made based on contractual clauses that support the financial transactions between the subsidiaries / controlled companies and third parties, ensuring assumption of compliance with the third party's obligation, in case the original debtor does not do so.

The financial transactions carried out by the subsidiaries and guaranteed by Petrobras are presented in note 37.6 to Petrobras' financial statements as of December 31, 2019.

31.5	Investment fund of subsidiaries abroad

As of September 30, 2020, a subsidiary of PIB BV maintained resources invested directly or through an investment fund abroad that held, among others, debt securities of PGF and a consolidated structured entity related to the CDMPI project, equivalent to R$ 5,788 (R$ 3,967, as of December 31, 2019).

31.6	Transactions with joint ventures, associates, government entities and pension plans

The company does, and expects to continue to do, business in the normal course of various transactions with its joint ventures, affiliates, pension funds, as well as with its controlling shareholder, the Brazilian federal government, which includes transactions with banks and other entities under its control, such as financing and banking services, asset management and others.

Significant transactions resulted in the following balances:

		Consolidated
	09.30.2020		12.31.2019
	Asset	Liabilty	Asset	Liabilty
Joint ventures and associates
Petrobras Distribuidora (BR)	591	234	904	191
Natural Gas Transportation Companies	472	952	605	2,889
State-controlled gas distributors (joint ventures)	1,045	449	1,361	421
Petrochemical companies (associates)	29	19	188	116
Other associates and joint ventures	241	545	143	818
Subtotal	2,378	2,199	3,201	4,435
Brazilian government – Parent and its controlled entities
Government bonds	6,549	−	6,367	−
Banks controlled by the Brazilian Government	40,123	18,730	34,600	19,765
Receivables from the Electricity sector	1,035	−	1,347	−
Petroleum and alcohol account - receivables from the Brazilian Government (note 31.7)	1,239	−	1,226	−
Brazilian Federal Government – dividends	8	517	−	1,679
Empresa Brasileira de Administração de Petróleo e Gás Natural – Pré-Sal Petróleo S.A. – PPSA	−	−	−	80
Others	94	209	185	176
Subtotal	49,048	19,456	43,725	21,700
Pension plans	241	218	240	443
Total	51,667	21,873	47,166	26,578
Current assets	11,637	5,895	11,485	7,676
Non-current assets	40,030	15,978	35,681	18,902

The income/expenses of significant transactions are set out in the following table:

63

		Consolidated
	2020		2019
	Jul-Sep	Jan-Sep	Jul-Sep	Jan-Sep
Joint ventures and associates
Petrobras Distribuidora (BR)	15,415	40,004	11,371	11,371
Natural Gas Transportation Companies (*)	(1,474)	(6,232)	(2,753)	(4,958)
State-controlled gas distributors (joint ventures)	1,907	6,441	2,873	8,134
Petrochemical companies (associates)	3,898	10,667	2,803	8,650
Other associates and joint ventures	697	659	723	1,748
Subtotal	20,443	51,539	15,017	24,945
Brazilian government – Parent and its controlled entities
Government bonds	29	137	98	300
Banks controlled by the Brazilian Government	263	(1,348)	(445)	(2,063)
Receivables from the Electricity sector	64	178	272	1,078
Petroleum and alcohol account - receivables from the Brazilian Government	3	13	(4)	5
Brazilian Federal Government – dividends	(2)	(17)	−	(33)
Empresa Brasileira de Administração de Petróleo e Gás Natural – Pré-Sal Petróleo S.A. – PPSA	(334)	(540)	43	(229)
Others	43	(5)	(196)	(301)
Subtotal	66	(1,582)	(232)	(1,243)
Pension plans	(950)	(950)	-	-
Total	19,559	49,007	14,785	23,702

Revenues, mainly sales revenues	21,882	59,649	18,452	30,614
Purchases and services	(1,657)	(8,522)	(3,486)	(6,001)
Operating income and expenses	(950)	(950)	−	−
Foreign exchange and inflation indexation charges, net	198	(1,109)	(327)	(1,151)
Finance income (expenses), net	86	(61)	146	240
Total	19,559	49,007	14,785	23,702

(*) Includes results of TAG up to July 2020, the date on which the company entered into a purchase and sale agreement for its remaining stake (note 24.2)

The liability with pension plans of the company's employees and managed by the Petros Foundation, which include debt instruments, is presented in note 14.1. - Pension and health plans.

31.7	Petroleum and alcohol account - receivables from the Brazilian Government

On March 11, 2020, the Federal Union filed a Challenge to the Compliance with the Judgment and was determined to Petrobras to express its opinion on this challenge.

After the company's statement, through which Petrobras recognized the excess of execution, the judge partially accepted the Union's challenge, only with regard to the update (interest and monetary correction) of the principal amount, since June 30, 2004. Other federal claims, such as compensation and prescription, were rejected.

On June 23, 2020, the judge approved the calculations presented by the Federal Union on the base date of February 2020 and with which Petrobras agreed. However, the Union filed an appeal for a declaration embargo, which was largely dismissed on August 31, 2020.

On September 14, 2020, the Union petitioned agreeing with the content of the decision rendered and, at the same time, requested that the National Treasury manifest itself in order to comply with the Legal Process Business signed between Petrobras and the National Treasury.

On September 22, 2020, Petrobras indicated the tax foreclosures for which the amounts relating to the precatory to be issued will be allocated. Petrobras is awaiting final settlement by the Federal Court and the final decision of the process.

As of September 30, 2020, the amount to be reimbursed by the Federal Government, plus interest and adjusted by the TR rate, is R$ 1,239 (R$ 1,226 on December 31, 2019), and is classified in long-term accounts receivable. The update regarding the IPCA-E claimed by the company remains classified as a contingent asset and totals R$ 1,203 on September 30, 2020.

31.8	Compensation of key management personnel

The compensations of Executive Officers and Board Members of Petrobras parent company are governed by the Secretariat of Management and Governance for the State-owned Companies (Secretaria de Coordenação e Governança das Empresas Estatais – SEST), Ministry of Economy and Ministry of Mines and Energy of Brazil, and are set out as follows:

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	Jan-Sep/2020			Jan-Sep/2019
	Officers	Board Members	Total	Officers	Board Members	Total
Wages and short-term benefits	9.7	0.5	10.2	8.0	0.6	8.6
Social Security and other employee-related taxes	2.4	0.1	2.5	2.8	0.1	2.9
Post-employment benefits (pension plan)	0.7	−	0.7	0.7	−	0.7
Variable compensation	−	−	−	7.7	−	7.7
Benefits due to termination of tenure	0.5	−	0.5	1.3	−	1.3
Total compensation recognized in the statement of income	13.3	0.6	13.9	20.5	0.7	21.2
Total compensation paid	13.3	0.6	13.9	17.0	0.7	17.7
Average number of members in the period (*)	9.00	9.44	18.44	7.33	9.67	17.00
Average number of paid members in the period (**)	9.00	4.33	13.33	7.22	5.33	12.55

(*) Monthly average number of members.
(**) Monthly average number of paid members.

In the period from January to September 2020, the consolidated expense with the total compensation of the company's officers and directors totaled R$ 43.7 (R$ 58.2 in the period from January to September 2019, excluding discontinued operations).

The remuneration of the members of the Advisory Committees to the Board of Directors must be considered in addition to the global remuneration limit set for the managers, that is, the perceived values are not classified as management remuneration.

The members of the Board of Directors who participate in the Statutory Audit Committee waive the remuneration of the Board Member, as established in art. 38, § 8 of Decree No. 8,945, of December 27, 2016 and they were entitled to a total remuneration of R$ 1,641 thousand in the period from January to September 2020 (R$ 1,969 thousand, considering social charges). On September 30, 2019, the accumulated remuneration in the period was R$ 1,323 thousand (R$ 1,587 thousand, considering social charges).

On July 22, 2020, the Annual Shareholders' Meeting set the remuneration of the administrators (Executive Board and Board of Directors) at up to R$ 43.3 as the global compensation limit to be paid in the period between April 2020 and March 2021. In relation to what was approved by the Extraordinary General Meeting (AGE) 2019, no adjustment in monthly fees was proposed.

32	Supplemental information on statement of cash flows
	Consolidated
	2020	2019
	Jan-Sep	Jan-Sep
Amounts paid/received during the period:
Withholding income tax paid on behalf of third-parties	5,825	3,667
Capital expenditures and financing activities not involving cash
Purchase of property, plant and equipment on credit	−	290
Lease	12,354	4,181
Provision/(reversals) for decommissioning costs	64	(70)
Use of deferred tax and judicial deposit for the payment of contingency	3	8

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33	Subsequent events

Petros 3 Plan (PP-3)

On October 1, 2020, the Board of Directors approved the submission of the PP-3 for analysis by the Secretariat for Coordination and Governance of State-owned Companies (Secretaria de Coordenação e Governança das Empresas Estatais - SEST) and to the National Superintendence of Private Pension Plans (Superintendência Nacional de Previdência Complementar - PREVIC), after adjustments to the Plan's regulations.

PP-3 will be an exclusive pension plan option for voluntary and punctual migration of participants and assisted by the PPSP-R and PPSP-NR plans, both post-70.

Before being effectively created, the new plan will also undergo a technical and administrative feasibility study, which can only be completed after defining the mass of participants who have opted for PP-3. If the viability is not confirmed, the participants who have opted for the migration will continue on the plan of origin.

Sale of Petrobras Uruguay Distribución S.A. (PUDSA)

On October 2, 2020, Petrobras Uruguay Sociedad Anónima de Inversiones (PUSAI) signed with DISA Corporación Petrolífera S.A. (Disa), a contract for the sale of its entire stake in Petrobras Uruguay Distribución S.A. (PUDSA), in Uruguay.

The transaction amounted to US$ 61.70 million, to be paid in two installments: (a) US$ 6.17 million paid upon signing the contract; and (b) US$ 55.53 million at the close of the transaction. The final amount of the transaction is subject to adjustments until the closing date of the transaction.

The conclusion of the transaction is subject to the fulfillment of precedent conditions.

Global bond pricing and repurchase offer

On October 13, 2020, Petrobras announced the pricing of the new bond issue through the reopening of the PGF 5.60% Global Notes maturing in January 2031, in the total volume of US$ 1 billion, through its wholly owned subsidiary Petrobras Global Finance BV (PGF). On the same date, Petrobras announced an offer to repurchase securities in the international capital market, by PGF, in the limit of US$ 2 billion.

The global bond repurchase offer made by PGF was completed on October 22, 2020 and the principal volume delivered by investors was US$ 1,666 million equivalent, with a total payment of US$ 1,943 million according to the conditions proposed in the offer, excluding capitalized and unpaid interest.

Acquisition of FPSO P-71

On October 27, 2020, after discussions with its partners in the BM-S-11 Consortium (Tupi field), the company signed a commitment to purchase the FPSO P-71 (Floating Production Storage and Off-Take), under construction, through its subsidiary Petrobras Netherlands BV - PNBV, subject to the fulfillment of precedent conditions. Then, the estimated disbursement of Petrobras will be US$ 353 million, equivalent to the share of the partners' participation in the Consortium. The P-71 will have a production capacity of 150 mbpd and will be allocated in the Itapu field.

Review of the Shareholder Remuneration Policy

On October 27, 2020, the Board of Directors approved the revision of the Shareholder Remuneration Policy, in order to allow Management to propose the payment of dividends compatible with the company's cash generation, even in years when it is not determined accounting income.

With the changes approved, in the scenario in which the company's gross indebtedness is above US$ 60 billion, the proposal for the distribution of dividends may be presented, without accounting income, when there is a reduction of net debt in the previous twelve-month period, in case Management believes that the company's financial sustainability will be preserved. The distribution proposal should be limited to reducing net debt.

The company may also, in exceptional cases, propose the payment of extraordinary dividends, exceeding the mandatory minimum legal dividend or the annual amount determined from the formula (Remuneration = 60% x (Operating cash flow - capital expenditure (CAPEX)) , when its gross indebtedness is less than US$ 60 billion, even in the event of non-verification of accounting income.

In all cases, the distribution of dividends must comply with the provisions of the applicable legislation, including article 201 of the Brazilian Corporation Law (Law No. 6,404/1976).

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34	Correlation between the notes disclosed in the complete annual financial statements as of December 31, 2019 and the interim statements as of September 30, 2020
	Number of notes
Notes to the Financial Statements	Annual for 2019	Quarterly information for 3Q-20
Basis of preparation and presentation of financial statements	2	1
Summary of significant accounting policies	3	2
Cash and cash equivalents and Marketable securities	7	4
Sales revenues	8	5
Costs and Expenses by nature	9	6
Other income and expenses	10	7
Net finance income (expense)	11	8
Segment information – Statement of Income	12	9
Trade and other receivables	13	10
Inventories	14	11
Taxes	16	12
Short-term benefits	17	13
Employee benefits (Post-Employment)	18	14
Provisions for legal proceedings	19	15
Provision for decommissioning costs	20	16
The “Lava Jato (Car Wash) investigation” and its effects on the Company	21	17
Property, plant and equipment	23	18
Intangible assets	24	19
Impairment	25	20
Exploration and evaluation of oil and gas reserves	26	21
Collateral for crude oil exploration concession agreements	27	22
Investments	29	23
Disposal of Assets and other changes in organizational structure	30	24
Segment information – Asset	31	25
Finance debt	32	26
Leases	33	27
Equity	34	28
Fair value of financial assets and liabilities	35	29
Risk management	36	30
Related-party transactions	37	31
Supplemental information on statement of cash flows	38	32

The notes to the annual report 2019 that were suppressed in the Quarterly Financial Statements of September 30, 2020 because they do not have significant changes and / or may not be applicable to interim financial information are:

Notes to the Financial Statements	Number of notes
The Company and its operations	1
Accounting estimates	4
New standards and interpretations	5
Trade payables	15
Commitment to purchase natural gas	22
Legal proceedings – tax recoverables	31.5
Insurance	36.6

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STATEMENT OF DIRECTORS ON INTERIM ACCOUNTING INFORMATION AND REPORT ON THE REVIEW OF QUARTERLY INFORMATION

PETROBRAS

In compliance with the provisions of items V and VI of article 25 of CVM Instruction No. 480, of December 7, 2009, the Chief Executive Officer and directors of Petróleo Brasileiro S.A. - Petrobras, a publicly-held company, headquartered at Avenida República do Chile, 65, Rio de Janeiro, RJ, registered with CNPJ under number 33.000.167/0001-01, declare that the financial statements were prepared in accordance with the law or the bylaws and that:

(i) reviewed, discussed and agreed with Petrobras' interim financial information for the period ended September 30, 2020;

(ii) reviewed, discussed and agreed with the opinions expressed in the KPMG Auditores Independentes report, regarding Petrobras' interim financial information for the period ended September 30, 2020.

Rio de Janeiro, October 28, 2020.

Roberto Castello Branco	Andrea Marques de Almeida
Chief Executive Officer	Chief Financial Investor Relations Officer

Anelise Quintão Lara	Carlos Alberto Pereira de Oliveira

Chief Refining and Natural Gas Executive Officer	Chief Exploration and Production Executive Officer

André Barreto Chiarini	Roberto Furian Ardenghy
Chief Logistics Executive Officer	Chief Institutional Relations Executive Officer

Rudimar Andreis Lorenzatto	Marcelo Barbosa de Castro Zenkner
Chief Production Development Executive Officer	Chief Governance and Compliance Executive Officer

Nicolás Simone

Chief Digital Transformation and Innovation Officer

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KPMG Auditores Independentes

Rua do Passeio, 38 - Setor 2 - 17º andar - Centro

20021-290 - Rio de Janeiro/RJ - Brasil

Caixa Postal 2888 - CEP 20001-970 - Rio de Janeiro/RJ - Brasil

Telefone +55 (21) 2207-9400, Fax +55 (21) 2207-9000

www.kpmg.com.br

Report on the review of quarterly information - ITR

(A free translation of the original report in Portuguese, as filed with the Brazilian Securities and Exchange Commission (CVM), prepared in accordance with the accounting practices adopted in Brazil, rules of the CVM and of the International Financial Reporting Standards - IFRS)

To the Board of Directors and Shareholders of

Petróleo Brasileiro S.A. - Petrobras

Rio de Janeiro - RJ

Introduction

We have reviewed the interim accounting information, individual and consolidated, of Petróleo Brasileiro S.A. - Petrobras (“the Company”), identified as Parent Company and Consolidated, respectively, included in the quarterly information form - ITR for the quarter ended September 30, 2020, which comprises the balance sheet as of September 30, 2020 and the respective statements of income and comprehensive income for the three-months and six-months period then, and statements of changes in shareholders' equity and of cash flows for the nine-months period then ended, including the explanatory notes.

The Company`s Management is responsible for the preparation of these interim accounting information in accordance with the CPC 21(R1) and the IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board - IASB, as well as the presentation of these information in accordance with the standards issued by the Brazilian Securities and Exchange Commission, applicable to the preparation of quarterly information - ITR. Our responsibility is to express our conclusion on this interim accounting information based on our review.

Scope of the review

We conducted our review in accordance with Brazilian and International Interim Information Review Standards (NBC TR 2410 - Revisão de Informações Intermediárias Executada pelo Auditor da Entidade and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making inquiries primarily of the management responsible for financial and accounting matters and applying analytical procedures and other review procedures. The scope of a review is significantly less than an audit conducted in accordance with auditing standards and, accordingly, it did not enable us to obtain assurance that we were aware of all the material matters that would have been identified in an audit. Therefore, we do not express an audit opinion.

KPMG Auditores Independentes, uma sociedade simples brasileira e firma-membro da rede KPMG de firmas-membro independentes e afiliadas à KPMG International Cooperative (“KPMG International”), uma entidade suíça.	KPMG Auditores Independentes, a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

69

Conclusion on the individual and consolidated interim accounting information

Based on our review, we are not aware of any fact that might lead us to believe that the individual and consolidated interim accounting information included in the aforementioned quarterly information was not prepared, in all material respects, in accordance with CPC 21(R1) and IAS 34, issued by the IASB, applicable to the preparation of the quarterly review - ITR, and presented in accordance with the standards issued by the Brazilian Securities and Exchange Commission.

Other matters - Statements of added value

The individual and consolidated statements of value added for the nine-months period ended September 30, 2020, prepared under the responsibility of the Company's management, and presented as supplementary information for the purposes of IAS 34, were submitted to the same review procedures followed together with the review of the Company's interim financial information. In order to form our conclusion, we evaluated whether these statements were reconciliated to the interim financial information and to the accounting records, as applicable, and whether their form and content are in accordance with the criteria set on Technical Pronouncement CPC 09 - Statement of Value Added. Based on our review, nothing has come to our attention that causes us to believe that the accompanying statements of value added were not prepared, in all material respects, in accordance with the individual and consolidated interim financial information taken as a whole.

Rio de Janeiro, October 28, 2020

KPMG Auditores Independentes

CRC SP-014428/O-6 F-RJ

Original report in Portuguese signed by

Marcelo Gavioli

Accountant CRC 1SP201409/O-1

KPMG Auditores Independentes, uma sociedade simples brasileira e firma-membro da rede KPMG de firmas-membro independentes e afiliadas à KPMG International Cooperative (“KPMG International”), uma entidade suíça.	KPMG Auditores Independentes, a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 29, 2020

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer